Form 20-F
period 2025-06-30
3 E Network Technology Group Ltd
filed 2025-11-14
CIK 1993097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission file number: 001-42466

3 E Network Technology Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No.118 Connaught Road West, 3003-2
Hong Kong

(Address of principal executive offices)

Tingjun Yang

Chief Executive Officer

Tel: +852 97502047

E-mail: yangtingjun@3ekeji.cn

No.118 Connaught Road West, 3003-2
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0001 per share	MASK	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

There were 11,830,000 ordinary shares, comprised of (i) 11,250,000 Class A Ordinary Shares, par value $0.0001 per share; and (ii) 580,000 Class B Ordinary Shares, par value $0.0001 per share, as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒                No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐                No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“BVI” refers to British Virgin Islands;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and only when referring to specific laws and regulations adopted by the People’s Republic of China in this annual report, excludes Hong Kong, Macau and Taiwan, where the legal and operational risks associated with operating in China or PRC also apply to operation in Hong Kong, Macau and Taiwan, as applicable;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

●	“ordinary share” or “shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.1636 to US$1.00, and all Hong Kong dollar and US dollar conversions in this annual report are based on the exchange rate of HK$7.8499 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

This annual report contains information and statistics relating to China’s economy and the corporate learning market derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside China. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—Item 3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;

●	our ability to implement our growth strategy;

●	the success of operating initiatives, including advertising and promotional efforts and new solution development by us and our competitors;

●	our ability to develop and apply our technologies to support and expand our solution offerings;

●	the expected growth of the digital corporate learning industry in China;

●	competition in the digital corporate learning industry in China;

●	changes in government policies and regulation;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information—Item 3.D. Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Corporate Structure

3e Network was incorporated on October 6, 2021 under the laws of the BVI. We own all of the outstanding shares of BVI 3e Holdings, which owns all the issued and outstanding capital stock of HK 3e Network.

Guangzhou Sanyi Network was established by Guangzhou Leihou Software Development Company Limited as a PRC limited liability company on August 1, 2017. On September 30, 2018 Guangzhou Leihou Software Development Company Limited entered into a sell and purchase agreement whereby HK 3e Network agreed to acquire 100% of Guangzhou Sanyi Network from Guangzhou Leihou Software Development Company Limited for a consideration of RMB10,000 (approximately US$1,456). The share sale was completed and registered with the relevant authorities in the PRC on November 13, 2018.

Guangzhou 3E Network was established by HK 3e Network as PRC limited liability company on January 17, 2023. It was established as a subsidiary to focus on our emerging business in developing software products for photovoltaic power plants, while Guangzhou Sanyi Network continues to focus on our other main business lines.

On September 30, 2018, HK 3e Network entered into a Share Purchase Agreement with Guangzhou Leihou Software Development Company Limited to purchase all of the latter’s shares in Guangzhou Sanyi Network. Pursuant to the agreement, HK 3e Network paid RMB10,000 (approximately US$1,456) for 100% shares of Guangzhou Sanyi Network. After this share transfer Guangzhou Sanyi Network became a wholly-owned subsidiary of HK 3e Network.

On January 3, 2024, the Company filed the amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of BVI to increase our authorized shares from 50,000 Ordinary Shares, par value US$1 per share, to 500,000,000 shares with a par value of USD 0.0001 each, comprising i) 400,000,000 shares of Class A Ordinary Shares, par value USD 0.0001 per share and ii) 100,000,000 shares of Class B Ordinary Shares, par value USD 0.0001 per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1.

On January 10, 2025, the Company closed its initial public offering of 1,250,000 Class A Ordinary Shares, par value US$0.0001 per share.

On January 24, 2025, the Company adopted written resolutions and approved the issuance of 300,000 shares of Class B Ordinary Shares to Jianping Niu and 280,000 shares of Class B Ordinary Shares to Huabei Zhu, with a nominal value of 0.0001 per share, with such amounts to be paid in cash. Each of Jianping Niu and Huabei Zhu is an employee of the Company. Pursuant to the Company’s amended and restated memorandum and articles of association, holders of the Class B Ordinary Shares shall not receive the right to any dividend paid by the Company and distribution of the surplus assets of the Company on its liquidation, and may not convert their Class B Ordinary Shares into shares of any other class. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding its overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

On June 9, 2025, the Company entered into a securities purchase agreement with L1 Capital Global Opportunities Master Fund (“L1 Capital”), pursuant to which the Company issued 1,248,611 Class A Ordinary Shares, and pre-funded warrants to purchase an additional 213,389 Class A Ordinary Shares to L1 Capital, along with convertible notes and warrants for L1 Capital to purchase up to a certain number of Class A Ordinary Shares (the “L1 Securities Purchase Agreement”). See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

On October 17, 2025, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to sell and issue a convertible promissory note convertible into a certain amount of Class A Ordinary Shares (the “L1 Convertible Note Agreement”). See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries as of the date of this annual report:

3 E Network Technology Group Limited
(BVI)
“3e Network”
100%
3e Network Technology Holdings Limited
(BVI)
“BVI 3e Holdings”
100%
100%
3e Network Technology Company Limited
(Hong Kong)
“HK 3e Network”
Maskmeta Limited
(Hong Kong)
“Maskmeta”
40%
Guangzhou 3e Network Technology Company Limited
(PRC)
“Guangzhou Sanyi”

Name	Background		Ownership	Principal activities
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	● ●	A BVI company Incorporated on October 8, 2018	Currently 100% owned by 3 E Network Technology Group Limited, a BVI company controlled by Joseph Shu Sang Law	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	● ●	A Hong Kong company Incorporated on August 30, 2018	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Maskmeta Limited (“Maskmeta”)	● ●	A Hong Kong company Incorporated on February 25, 2025	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)	● ●	A PRC company Incorporated on May 26, 2017	40% owned by HK 3e Network	Information Technology

Licenses and Approvals

Business Operation

As of the date of this annual report, we have obtained all material licenses and approvals from relevant regulatory authorities that are material to our operations in China. The following table sets forth a list of material licenses and approvals that our PRC subsidiaries are required to obtain to carry out our operations in China as of the date of this annual report.

Entity	License and Approvals	PRC Regulatory
Guangzhou 3e Network Technology Company Limited	Business License (Obtained)	Guangzhou Haizhu District

Permission Required for the Offering and Overseas Listing

Our operations in China are governed by PRC laws and regulations. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended June 22, 2009. The M&A Rules contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) which took effect on February 15, 2022. The Cybersecurity Review Measures stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The “Regulation on Network Data Security Management,” which was announced on September 24, 2024, and came into effect on January 1, 2025, reiterates the above requirements. Based on these regulations, we cannot ensure that we will not be subject to cybersecurity review requirements in the future. If Chinese regulatory authorities determine that we need to undergo a cybersecurity review, or if relevant government agencies issue new interpretations or implementation rules requiring us to undergo a cybersecurity review before listing, we may need to complete the review process within the specified time frame. Failure to do so may result in legal risks and penalties, including business suspension and other consequences. These legal requirements could affect the timing and process of our fundraising, and may even negatively impact the company’s reputation.

As of the date hereof, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the CAC, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. We have adopted corresponding internal control measures to ensure the security of our information system and confidentiality of our customers’ personal information, including, but not limited to the followings:

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

●	We have established information security management systems which stipulate the standardized procedures for the management of information system. Through the information security management systems, we classify our staff based on their positions and responsibilities and grant them different access rights and adopt password control to identify system users. We adjust, shut down or deregister the access rights in a timely manner when such staff change their positions or take long vacations or terminate their employment agreements with us. Moreover, we conduct information system security inspections and periodically check the access logs of our information system to identify abnormal accesses and remove accounts with abnormal activities.

●	We provide training to our employees to ensure that they are aware of our internal policies in relation to data protection.

●	We have specific network administrator responsible for installing the network firewall, remoting backup storage of important databases, business data, and documents, and promoting information security awareness among our employees.

As a company providing B2B IT business solutions, we do not collect data or personal information from end users of our platforms maintained by our corporate customers, and we do not maintain or store such data or personal information on our server. We do not collect personal information other than limited contact information of our corporate customers. We do not hold any user data, nor have shared, transferred or publicly disclosed user data without prior consent or authorization from the customers, unless otherwise permitted by relevant laws and regulations. We are required to comply with laws and regulations in the PRC relating to data privacy and personal information, and failure to comply with such laws and regulations may potentially lead to regulatory or civil liability.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. We believe that we are required to complete filing procedures with the CSRC pursuant to the Trial Administrative Measures. We submitted the initial filing documents to the CSRC on October 9, 2023, and the CSRC published the notification on our completion of the required filing procedures on January 8, 2024 for our offshore offerings. If the filing procedure with the CSRC under the Trial Administrative Measures is required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Trial Administrative Measures may result in a ratification order, warnings or fines against us and could materially hinder our ability to offer or to continue to offer our securities.

Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offshore offerings and any follow-on offering, we may be unable to obtain such approvals which could significantly affect our ability to offer or continue to offer securities to our investors. For instance, in the event that the CSRC approval or any regulatory approval is required for our offshore offerings while we inadvertently concluded that such approval was not required, or if the CSRC or any other PRC government authorities promulgates any new laws, rules or regulations or any interpretation or implements rules before our listing that would require us to obtain the CSRC or any other governmental approval for our offshore offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our offshore offerings. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offshore offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete our offshore offerings or any follow-on offering of our securities or the market for and market price of our Class A Ordinary Shares. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to decline or become worthless.”

Holding Company Structure

We are a holding company incorporated in the BVI on October 6, 2021 under the BVI Business Companies Act, Revised Edition 2020 of the BVI, as amended, supplemented or otherwise modified from time to time, which we refer to below as the BVI Act. Historically, our operations were conducted primarily through our PRC operating subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, which were incorporated in the PRC on May 26, 2017 and January 17, 2023, respectively. Our BVI subsidiary BVI 3e Holdings was incorporated on October 8, 2018 under the BVI Act, and our Hong Kong subsidiary, HK 3e Network, was incorporated in Hong Kong on August 30, 2020.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding its overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

Dividend Distributions or Assets Transfer among the Holding Company and Its Hong Kong Subsidiary

We are a holding company with no material operations of its own and do not generate any revenue. We currently conduct all of our operations through our Hong Kong subsidiary, HK 3e Network. We are permitted under PRC laws and regulations to provide funding to operating entities only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our operating entities to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Neither 3e Network or its Hong Kong subsidiary has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

As of the date of this annual report, there were no cash flows including all dividends, transfer and distribution between 3e Network and Hong Kong subsidiary; and there has been no dividend or distributions made between U.S. investors, other investors and any of the Company’s entities. Cash proceeds raised from overseas financing activities, including the cash proceeds from our offshore offerings, may be transferred by 3e Network to the BVI 3e Holdings, and then transferred to HK 3e Network, as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be, respectively. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macroeconomic policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR in its local branches, report submission to MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China — We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under BVI law, a BVI company may pay a dividend on its shares, provided that the directors of the company are satisfied on reasonable grounds that immediately after the dividend the company will pass the solvency test set out in section 56 of the BVI Act. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our BVI subsidiary, which will be dependent on receipt of dividends from our Hong Kong subsidiary in accordance with the laws and regulations of the PRC and Hong Kong.

Guangzhou Sanyi Network’s ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit Guangzhou Sanyi Network to pay dividends to HK 3e Network only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Guangzhou Sanyi Network are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Each of such similar entity in China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of such entity’s shareholder. The reserves can be used to increase the registered capital, cover losses made in past years and enhance the company’s productivity and expand its business, however a company’s capital reserve shall not be used to cover the company’s losses.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Further, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. As of the date of this annual report, our PRC subsidiaries have not paid any dividends to the offshore companies.

Based on our understanding of the Hong Kong laws and regulations, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except for transfer of funds involving money laundering and criminal activities). Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong. Based on the BVI laws and regulations, as of the date of this annual report, there is no restriction on the transfer of capital within, into and out of BVI. Please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.”; “— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”; “— We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,”; and “— Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Cash dividends, if any, on our Class A Ordinary Shares will be paid in USD. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we may rely on payments made from Guangzhou Sanyi Network and the distribution of such payments to HK 3e Network as dividends from Guangzhou Sanyi Network. Certain payments as dividends from Guangzhou Sanyi Network to HK 3e Network are subject to PRC taxes, including withholding taxes.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Comprehensive Double Taxation Arrangement, dividends paid by a PRC company to a Hong Kong resident enterprise may be taxed in accordance with the laws of the PRC and the rate of the tax so charged, in 2 tiers, may be lowered from 10% to 5% of the gross amount of the dividends if the Hong Kong resident enterprise (being the beneficial owner of the dividends) directly owns no less than 25% of the capital of the PRC company. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly hold no less than 25% of share ownership in the PRC company during the twelve (12) consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate (i.e. a Certificate of Hong Kong Resident Status) from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Comprehensive Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding company, HK 3e Network. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority.HK 3e Network intends to apply for the tax resident certificate when Guangzhou Sanyi Network plans to declare and pay dividends to HK 3e Network. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.”

Implication of the Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, which reduced the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. If our auditors cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued the Determination Report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the MOF governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our former auditor, HTL International, LLC (“HTL”), the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. On June 20, 2025, we announced the appointment of GGF CPA Ltd (“GGF”) as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of our board of directors, and subsequently approved by the our board of directors. GGF succeeds HTL International, LLC (“HTL”), our previous independent registered public accounting firm. On June 19, 2025, HTL declined to stand for re-election as the independent registered public accounting firm for us. The audit reports of HTL on the financial statements of us as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Both our former and current auditors are not identified in the report issued by the PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulatory agencies that does not permit HTL to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Class A Ordinary Shares being delisted by the exchange. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Further, we cannot assure you whether Nasdaq or regulatory agencies would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Doing Business in China — Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investors are purchasing equity securities of a BVI holding company rather than equity securities of our subsidiaries, that have substantive business operations in the PRC and Hong Kong. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—Item 3.D. Risk Factors.” In particular, as we are a China-based company incorporated in the BVI, you should pay special attention to subsections headed “Risks Related to Doing Business in China,” “Risks Related to Doing Business in Hong Kong” and “Risks Related to Our Corporate Structure and Our Class A Ordinary Shares.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Risks associated with our limited operating history. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our limited operating history subsidiaries may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.”

●	Risks associated with the renewable energy utility industry in which our customers operate. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The renewable energy utility industry in which our customers operate is a new and evolving market, which may not grow to the size or at the rate we expect.”

●	Risks associated with government subsidies and economic incentives. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products and services.”

●	Risks associated with government regulations. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Existing regulations, and changes to such regulations, might present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.”

●	Risks associated with our ability to anticipate and develop new services and enhance our existing services. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.”

●	Risks associated with competition. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We might lose business to competitors that underbid us and might be unable to compete favorably in our highly competitive industry.”

●	Risks associated with reduced price and bargaining power. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.”

●	Risks associated with the global economic environment. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.”

●	Risks associated with human resources. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.”

Risks Related to Doing Business in China

●	Uncertainties regarding the changes and development in the PRC legal system and the interpretation and enforcement of PRC policies, laws and regulations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Because substantially all of our operations are in China historically, and we expect to generate revenue in China through our wholly-owned subsidiary based in Hong Kong, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business or may intervene or influence our operations at any time, and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations or the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless.”

●	Uncertainties regarding the development of laws and regulations of the PRC. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States.”

●	Risks associated with the PRC regulatory requirements in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to decline or become worthless.”

●	Uncertainties regarding the changes and development in China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to exert influence on our operations in mainland China. Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Class A Ordinary Shares.”

●	Risks associated with preferential tax and other treatments. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.”

●	Risks associated with oversight by the CAC over data security. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.”

Risks Related to Doing Business in Hong Kong

●	Uncertainties regarding the changes and development in the Hong Kong legal system. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in Hong Kong—Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.”

●	Risks associated with compliance with a variety of PRC laws and other obligations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in Hong Kong—We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

Risks Related to Our Corporate Structure and Our Class A Ordinary Shares

●	Risks associated with the price of our Class A Ordinary Shares. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.”

●	Risks associated with our continued listing on the Nasdaq Capital Market. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—We may not meet continued listing standards on the Nasdaq Capital Market.”

●	Risks associated with our market price. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—The market price for our shares may be volatile.”

●	Risks associated with our dual-class voting structure. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.” and “—Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.”

●	Uncertainties regarding the development of the HFCA Act and the AHFCAA. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—The Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading the Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of the Class A Ordinary Shares to significantly decline or be worthless.”

●	Risks associated with our status as a “controlled company”. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

●	Risks associated with our status as a foreign private issuer. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.”

Risks Related to Our Business and Industry

Our limited operating history subsidiaries may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have a relatively short operating history, with significant but uneven growth, interrupted by significant disruptions of the COVID-19 pandemic. Our revenues were US$37,130 in the year ended June 30, 2023, and continuously grew to US$859,344 in the year ended June 30, 2024 and US$4,835,167 in the year ended June 30, 2025. However, our short operating history may not serve as an adequate basis for evaluating our prospects and future operating results, including, but not limited to, key operating data, net revenue, cash flows and operating margins.

In addition, to adapt to various economic, operational and regulatory challenges, our business strategies and product and service offerings have also experienced significant shifts during the COVID-19 pandemic. As some industrial and economic norms and patterns have changed whereas others may not last, we may need to continue to adjust our business strategies and product and service offerings in the near term. Failure to anticipate future changes or adequately adapt to such changes may impact our operations, financial performances and long-term success.

More generally, we have encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our customer base, to introduce new offerings and services and to maintain consistent business growth. If we are unable to successfully address these risks, challenges and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number of industries and locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our high quality and process execution standards and maintaining high levels of customer satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial conditions could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

The renewable energy utility industry in which our customers operate is a new and evolving market, which may not grow to the size or at the rate we expect.

We have recently entered the renewable energy utility market where we provide software and IT solutions for solar farms and other renewable energy utility systems. The renewable energy industry is a new and rapidly growing market opportunity. We believe the renewable energy industry will still take several years to fully develop and mature, but we cannot be certain that the market will grow to the size or at the rate that we expect. Any future growth of the renewable energy market depends on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives. Our business might be adversely affected should the markets for solar energy not develop to the size or at the rate we expect, or should our customers not experience the kind of growth we anticipate and rely on for our business development.

In particular, solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from central and local governments in China. If this support diminishes materially, our ability to attract customers for our products and services could be adversely affected. Growth in residential solar energy also depends on dynamic macroeconomic conditions, retail prices of electricity and customer preferences. Declining macroeconomic conditions, including labor markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial ability or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings. It also remains prohibitively expensive for new market participants to enter the industry.

Market prices of retail electricity generated by utilities or other energy sources also could decline for a variety of reasons. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business opportunities.

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products and services.

National and local government bodies and utilities in China provide incentives to end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable our customers to lower the price they charge for solar energy systems, but might expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase and often occur without warning. Applicable authorities might also adjust or decrease incentives or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially reduce our customers’ profit margin, increase the comparative costs of our products, and disincentivize further development of our customers’ operations, resulting in a significant reduction in demand for our products, which would negatively impact our business.

Existing regulations, and changes to such regulations, might present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; utility interconnection requirements for metering; and other rules and regulations. Certain jurisdictions may have ordinances that prevent or increase the cost of installation of our solar energy systems. New government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and might result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and develop and offer new product and service lines to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

We might lose business to competitors that underbid us and might be unable to compete favorably in our highly competitive industry.

Some of customers are government-related or state-owned enterprises (“SOEs”) with some project awarded through a competitive bidding process in which price is the determining factor, and we compete against multiple competitors in many of the markets in which we operate. Some of our competitors are larger than us and are vertically integrated, and competitors larger than us may be able to better exploit economies of scale to receive higher discounts or rebates. An increase in competition may result in decreases in new project awards to us at acceptable profit margins, and adversely impact our financial condition, results of operations or liquidity.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The IT industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and technologies and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services.

Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial conditions and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our customers operate. During an economic downturn, our customers may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our customers. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

The IT services industry relies on skilled personnel, and our success significantly depends on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us and cause a significant increase in our attrition rate, which could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial conditions and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We currently do not maintain key-man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees is or are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keeps a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China in light of the uncertainties with China’s legal system.

Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Our most significant costs are the salaries and other compensation expenses for our professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin.

We have a relatively small number of customers for our exhibition and conferencing services, the loss of which could reduce our revenues and significantly harm our business. For our software solution services, there are significant turnovers in our customers from one year to another. Failure to recruit new customers, expand our relationship with our existing customers or expand to new product categories may reduce our revenues and significantly harm our business as well.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended June 30, 2024, our top three customers, Minerva Semiconductor Corp. Limited, Genesis Global Financial Group Limited and Yunding Internet Technology Co., Ltd. accounted for 48.38%, 31.34% and 23.27% of our revenue, respectively. For the year ended June 30, 2025, our top four customers, AUSPICIOUS APEX PTE. LTD., Minerva Semiconductor Corp. Limited, HongKong Sunny Infosystems Limited and BigBeaver Tech Limited accounted for 20.68%, 20.01%, 17.15% and 11.74%, respectively of our revenue.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive IT business solution provider, and we do not have long-term commitments from any of our customers to purchase our services. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. A number of factors other than our performance could also cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, customers’ decision to switch to another service provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major customers could adversely affect our financial conditions and results of operations.

For our other business lines, our software customer base tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time.

We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them, and to expand into new product categories and offerings to broaden our market access and appeal. However, there is no assurance that we will be able to develop new product categories and offerings on an ongoing and regular basis. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for work performed. As of June 30, 2025, our accounts receivable balance, net of allowance, amounted to approximately US$3,219,313. For the years ended June 30, 2023, 2024 and 2025, nil, and US$190,786 allowance of doubtful accounts were provided for the Company’s total accounts receivable balance, respectively. For the year ended June 30, 2025, 5.55% of the Company’s total accounts receivable balance were provided as allowance of doubtful accounts.

Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A significant portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. For the years ended June 30, 2023, 2024 and 2025, all of our income was generated from fees it received for projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet customer requirements that are subject to change and increasingly stringent. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial conditions could be adversely affected.

If we cause disruptions to our customers’ businesses or provide inadequate service, our customers may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If our professionals make errors in the course of delivering services to our customers or fail to consistently meet service requirements of a customer, these errors or failures could disrupt the customer’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our customers’ businesses. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our customers, have a negative impact on our reputation, cause us to lose customers, reduce our revenues and harm our business.

Under our contracts with our customers, our liability for breach of our obligations is in some cases limited to a certain percentage of contract price. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our customers, are generally not limited under our contracts. We currently do not have commercial general or public liability insurance. The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial conditions and cash flows. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

The proper functioning of technology use is essential to our business, and any difficulty experienced by such system would materially and adversely affect us.

The products and services offered by us may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, we may be subject to claims by third parties who maintain that the technology of the service providers of us infringes the third party’s intellectual property rights. Although the agreements between us and their third-party service providers often contain indemnities in favor of us with respect to these eventualities, we may not be indemnified for these claims or these entities may not be successful in obtaining indemnification to which they are entitled.

To the extent that the technologies and systems that we use to manage the daily operations of their business malfunction, these entities’ ability to operate their business, retain existing customers and attract new customers may be impaired. We may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and their current service offerings may not continue to be, and new service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. In addition, any harm to the personal computers or other devices owned by the customers of us caused by the software owned by these entities, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the customer experience and our reputation.

We need to invest heavily on our technology in order to sustain or grow our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, the ongoing investment in technology may not generate the expected level of returns; on the other hand, any failure of us to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and customers for day-to-day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations upon us that may directly impact us and our relationships with our customers and partners.

Given the rise of connected devices, transition to cloud and use of other emerging technologies, the impact of threats continues to increase while the threat attack area is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise. Our internal security controls may not be able to keep pace with these evolving and intensifying threats.

Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the affected parties to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our customer’s information security policies and procedures. If additional safeguards are required to comply with laws relating to privacy, security and data protection, our costs could increase further, which would negatively affect our results of operations. Unauthorized disclosure of sensitive or confidential customer data, whether through breach of our computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could damage our reputation and cause us to lose customers.

In response to COVID-19, all of our employees have occasionally been asked to work from home while various security control mechanisms are deployed and periodically re-enforced, these security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements. Our service delivery and operations are aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

Our property management company clients and the residents in the properties they manage use WeChat, a third-party social media platform, or WeChat mini program, a sub-application on the platform, for accessing the property management systems that we develop. If services of WeChat are limited, restricted, curtailed or degraded in any way or become unavailable for any reason, the access of our clients or the residents may be significantly impacted, as a result of which our business may be materially and adversely affected.

We help our property management clients to set up and integrate their property management systems with WeChat or WeChat mini programs to offer more convenient user experiences to the residents in their properties. We often design and integrate many of the service modules within the property management systems with WeChat, as it is one of the most popular App in the PRC. However, neither we or our clients have control over the operations or accessibilities of WeChat and WeChat mini program. WeChat or WeChat mini programs is not available, we could help our clients set up a webpage-based log-in interfaces for our clients and residents to access the property management system. Although we can create separate log-in profiles and interfaces for our clients and residents to access the WeChat-linked services via a separate web portal, or we can even create a separate set of web portals or webpage-based log-in interfaces for our clients to manage for certain services not linked to the WeChat mini programs, WeChat or WeChat mini-program offers convenience and better user experience, and are much more accessible to residents. In addition, in some cases, we have set up payment functions for property management companies to request utility or service fee payments from residents or to set up community e-store for selling certain food, drink or other items. Such transactions are often conducted through WeChat Pay, the mobile payment and digital wallet services offered by Tencent on WeChat. Any disruptions to WeChat’s accessibility will significantly curtail our clients and the residents’ access to WeChat Pay. If services or access to WeChat are limited, restricted, curtailed or degraded in any way or become unavailable for any reason or for extended periods of time, our business may be significantly impacted.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We typically indemnify customers who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subjects us to the risk of indemnification claims. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our products and services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our customers and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our customers to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollar we receive from our offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar, although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

We may face difficulties in providing end-to-end business solutions for our customers that could cause customers to discontinue their work with us, which, in turn, could impact our business.

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our customers. This requires us to establish closer relationships with our customers and potentially with other technology service providers and vendors and to have a more thorough understanding of our customers’ operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our customers’ requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our customers could result in termination of customer contracts, reputational harm and/or imposition of penalties or the payment of damages. This may further damage our business by affecting our ability to compete for new contracts with current and prospective customers. Additionally, we may experience financial losses in contracts which are linked to our customers’ future business outcomes or based on assumptions which are not realized. We may also be subject to loss of customers due to dependence on alliance partners, subcontractors or third-party product vendors. In projects where we own the end-to-end delivery, we may incur penalties on work performed by our alliance partners, subcontractors or third-party product vendors if they do not meet contractual performance thresholds.

Larger projects may involve multiple engagements or stages, and there is a risk that a customer may choose not to retain us for subsequent stages or may cancel or delay subsequent planned engagements. Further, we may not be able to sell additional services to existing customers. We may also experience terminations, cancellations or delays as a result of the business or financial conditions of our customers or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

Our insurance coverage may be inadequate to protect us against losses.

We currently do not maintain professional liability insurance and property insurance coverage for certain of our facilities and equipment, and we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under BVI law, we may only pay dividends provided that the directors of the Company are satisfied on reasonable grounds that immediately after the dividend the Company will pass the solvency test set out in section 56 of the BVI Act i.e. the value of the company’s assets exceeds its liabilities and the company is able to pay its debts as they fall due. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 125% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Class A Ordinary Shares.

The bombing of Iran by Israel and the United States and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, which could impact prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation. In particular, if Iran seeks to close the Strait of Hormuz, oil prices could spike and the escalation of hostilities could have other consequences, which would materially adversely affect us given the location of our customers in Southeast Asia which is highly reliant on oil from Iran and other countries in the Middle East. In addition, the continuation or further escalation of this conflict, or the uncertainties involved with potential regime change, could create significant volatility in global capital markets or significantly disrupt the global economy, including disruptions of the global supply chain. In addition to inflation, there is a risk that the inflation and shortages of oil and gas could result in a recession. The occurrence of such events could materially adversely affect our business, financial position and results of operations.

Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Related to Doing Business in China

Because substantially all of our operations are in China historically, and we expect to generate revenue in China through our wholly-owned subsidiary based in Hong Kong, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business or may intervene or influence our operations at any time, and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations or the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless.

As a business operating in the PRC, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government has the power to exercise oversight and discretion over the conduct of our business, and the regulations to which we are subject may change. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial conditions and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiaries that accordingly conduct all or substantially all of our operations.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Given recent statements by the PRC government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly affect our ability to offer or continue to offer securities to investors and cause the value of such securities to decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the PRC government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly affect our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to decline or become worthless. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

In early July 2021, regulatory agencies in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The “Data Security Management Regulations,” which was announced on September 24, 2024, and came into effect on January 1, 2025. Pursuant to the Data Security Management Regulations, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the Cybersecurity Review Measures, which were promulgated on December 28, 2021 and became effective on February 15, 2022 to replace the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for approval for our overseas listing. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from relevant PRC authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States.

The interpretation and application of PRC laws and regulations may change quickly with little advance notice, which include, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may evolve, and their official interpretation and enforcement could be unpredictable. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. We conduct our business primarily through our subsidiaries established in China.

Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules is subject to change, which may limit legal protections available to us. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries and the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government may also exert oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect our industry, thus our financial conditions and results of operations are subject to changes.

Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to decline or become worthless.

On August 8, 2006, six Chinese regulatory agencies, including the MOFCOM, jointly issued the M&A Rules, which became effective on September 8, 2006 and amended June 22, 2009. The M&A Rules contain provisions that require that an offshore SPV formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. We believe that the CSRC approval under the M&A Rules is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offshore offerings. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Notwithstanding the foregoing, on February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event. Pursuant to the New Administrative Rules Regarding Overseas Listings and the Notice on the Arrangement for Filing-based Administration of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, we are required to file with the CSRC in accordance with the Trial Administrative Measures with respect to our offshore offerings. We submitted the initial filing documents to the CSRC on October 9, 2023, and the CSRC published the notification on our completion of the required filing procedures on January 8, 2024 for our offshore offerings. If the filing procedure with the CSRC under the Trial Administrative Measures is required for any future offerings or any other capital raising activities, any delay or failure by us to comply with such filing requirements under the New Administrative Rules Regarding Overseas Listings may materially delay the progress of the offering of our Class A Ordinary Shares, or even completely hinder our ability to offer or continue to offer our Class A Ordinary Shares if we fail to receive clearance of such filing requirements.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. If we are required to file with the CSRC for any future offerings or any other capital raising activities in accordance with the New Administrative Rules Regarding Overseas Listings, there is also the possibility that we may not be able to complete the filing in a timely manner or at all. Further, if any PRC regulatory approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the regulatory approval in the future, we may face regulatory actions or other sanctions from the relevant Chinese regulatory agencies. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate our offshore offerings prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly affect our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial conditions and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

The PRC government has significant authority to exert influence on our operations in mainland China. Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

The PRC government has significant authority to exert influence on our operations in mainland China. Therefore, uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer our Class A Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause our Class A Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various PRC government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. If, and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Any failure to comply with PRC regulations regarding our share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted restricted shares, RSUs, other types of share incentive, or any combination thereof, may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review (2021) further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On September 24, 2024, the CAC published the Data Security Management Regulations, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Management Regulations, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Class A Ordinary Shares. As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our proposed listing in the U.S. will not be affected by the Cybersecurity Review Measures, Data Security Management Regulations or the Measures, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for our offshore offerings, because our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations and the Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The interpretation and implementation of Cybersecurity Law may be subject to change, which may affect our business operations accordingly.

On July 1, 2015, the SCNPC issued the new National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard its sovereignty, security and cybersecurity development interests, and that the government shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the SCNPC issued the Cybersecurity Law, which came into effect on June 1, 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law will come into effect on January 1, 2026. The Cybersecurity Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes a broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government.

On July 30, 2021, the State Council of the People’s Republic of China issued the Regulations on Security Protection of Critical Information Infrastructures, which came into effect on September 1, 2021. The Regulations on Security Protection of Critical Information Infrastructures provides that “critical information infrastructure” shall be identified by the “protection work departments” (the competent departments and supervision and administration departments of the important industries and fields, such as public communication and information service, energy, transportation, water resources, finance, public services, e-government affairs, science, technology and industry for national defence as well as other important network facilities and information system, etc. of which the destruction, loss of function and data divulgence may seriously endanger national security, people’s livelihood and public interests). A “protection work department” shall, in light of the actualities of the industry or field concerned, formulate the rules for identification of “critical information infrastructure” and submit the same to the public security department of the State Council for record-filing, and shall take the following factors into consideration in the rule formulating work: 1) Degree of importance of the network facilities and information system to the critical and core business of the industry or field concerned; 2) Extent of harm likely to be caused once the network facilities and information system, etc. are destroyed, lose functions or divulge data; and; 3) Correlation effect on other industries and fields. However, no official guidelines as to the scope of “critical information infrastructure” or identification rules of the “critical information infrastructure” of our industry or field have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cybersecurity Law and the Regulations on Security Protection of Critical Information Infrastructures. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and the ultimate interpretation and implementation of the Cybersecurity Law and the Regulations on Security Protection of Critical Information Infrastructures may be subject to change. If we are identified as an operator of “critical information infrastructure” accordingly, it could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

Our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in mainland China. For example, as a result of the changes in the cybersecurity regulations in mainland China that would require certain Chinese technology firms to undergo a cybersecurity review before being allowed to list on foreign exchanges, this may have a material adverse effect on our business and the value of our Class A Ordinary Shares.

Mainland China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for target services and products depends, in large part, on economic conditions in mainland China. Any slowdown in mainland China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which, in turn, could reduce our net revenues.

Although mainland China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant influence over mainland China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick and could adversely affect the economy in mainland China and could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Class A Ordinary Shares may depreciate quickly. Mainland China’s social and political conditions may change and become unstable. Any sudden changes to mainland China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Regulation and censorship of information distribution over the Internet in mainland China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

Mainland China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the content on our website, mobile applications and WeChat mini-applications were deemed to violate any content restrictions by the PRC government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial conditions and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or customers of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in mainland China.

We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our offshore offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of our offshore offerings. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by our PRC subsidiaries are required to be registered with the SAFE or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macroeconomic policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in mainland China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with SAMR in its local branches, the MOFCOM in its local branches and registration with a local bank authorized by the SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Class A Ordinary Shares.

U.S. regulatory agencies’ ability to conduct investigations or enforce rules in mainland China is limited.

All of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulatory agencies to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside mainland China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. Mainland China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in mainland China of these judgments in relation to any matter, including U.S. securities laws and the laws of the BVI, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

In December 2009, the PRC State Administration of Taxation (“SAT”) issued the Announcement on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698, which became effective retroactively as of January 2008.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a non-resident enterprises. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial conditions and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder who makes direct or indirect investments in offshore SPVs fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in mainland China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. On December 30, 2019, SAFE issued the Notice on Repealing and Invalidating Five Foreign Exchange Regulatory Documents and Certain Provisions of Seven Foreign Exchange Regulatory Documents, which took effect on the same date. This notice partially repealed SAFE Notice No. 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot guarantee that all or any of those shareholders will complete the registration before the closing of our offshore offerings. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial conditions and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting all of our operations in mainland China through our subsidiaries established in mainland China and Hong Kong. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in mainland China.

Any loans to our wholly foreign-owned subsidiaries in mainland China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in mainland China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. On December 30, 2019, SAFE issued the Notice on Repealing and Invalidating Five Foreign Exchange Regulatory Documents and Certain Provisions of Seven Foreign Exchange Regulatory Documents, which took effect on the same date. On March 23, 2023, SAFE further promulgated the Notice on Repealing and Invalidating Fifteen Foreign Exchange Regulatory Documents and Revising Certain Provisions of Fourteen Foreign Exchange Regulatory Documents, which also became effective on the same date. These notices partially repealed SAFE Circular 19 but did not affect the remaining provisions thereof. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE 2019 Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 4, 2023, SAFE issued the Notice on Further Deepening Reform and Facilitating Cross-border Trade and Investment, or the SAFE 2023 Circular 28, which took effect on the same date. This notice provides detailed operational procedures for non-investment foreign-invested enterprises to conduct domestic equity investments by transferring their capital funds in the original foreign currency. However, it is worth noting that the way SAFE and competent banks carry out SAFE 2019 Circular 28 and SAFE 2023 Circular 28 in practice are subject to change and continues to evolve.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in mainland China. As a result, our ability to provide prompt financial support to our PRC subsidiaries may be subject to change. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. Under mainland China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not, at its discretion, take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of mainland China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of mainland China whose “de facto management bodies” are located in mainland China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the primary assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

If the PRC tax authorities determine that 3e Network is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25% and may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between mainland China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between mainland China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our BVI holding company, 3e Network, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Class A Ordinary Shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise. However, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our Class A Ordinary Shares under the circumstances mentioned above, the value of your investment in our Class A Ordinary Shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in March 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing fund, we are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial conditions and results of operations may be adversely affected.

Certain of our affiliated entities make contributions to the plans based on the salary of our employees.As of the date of this annual report, the accumulated impact in this regard was immaterial to our financial conditions and results of operations. As of the date of this annual report, we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard. As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial conditions and results of operations will be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs as a result.

Mainland China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial conditions and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial conditions and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”) that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial conditions and results of operations could be materially and adversely affected.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Certain legal requirements shall be met for effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management named in this annual report based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited.

We are an BVI business company limited by shares incorporated under the laws of the BVI, we conduct substantially all of our operations in Hong Kong and the majority of our assets are located in Hong Kong. In addition, all of our senior executive officers reside within mainland China or Hong Kong for a significant portion of the time and many are PRC nationals. As a result, in order for our shareholders will be required to meet certain conditions under applicable PRC laws and regulations to effect service of process upon us or those persons inside mainland China. In addition, our PRC legal counsel has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside mainland China or otherwise with respect to foreign entities. Although the local authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory agencies of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory agencies in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulatory agencies and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See “Risk Factors — Risks Related to Our Corporate Structure and Our Class A Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law” for risks associated with investing in us as a BVI business company.

Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Ordinary Shares may be prohibited from trading or delisted has been reduced accordingly.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our former auditor, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. On June 20, 2025, we announced the appointment of GGF as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. GGF is an accounting firm based in the PRC that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. If in the future, the PCAOB concludes that it is unable to inspect and investigate completely our auditor, we and our investors would be deprived of the benefits of such PCAOB inspections again. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our former and current auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditors are not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On August 26, 2022, the CSRC, the MOF, and PCAOB signed a Statement of Protocol, (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied, which could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. On December 15, 2022, the PCAOB issued a Determination Report (the “2021 Determination”) which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacate the 2021 Determinations. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

As of the date of this annual report, there has been no cash flows, including dividends, transfers and distributions, between 3e Network and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our offshore offerings, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by Guangzhou Sanyi Network to HK 3e Network, and then BVI 3e Holdings, then transferred to 3e Network, via share dividend and distribution, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the Hong Kong operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to our U.S. investors immediately following the consummation of our initial public offering. Under BVI law, our board may authorize payment of a dividend to our shareholders at such time and of such an amount if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC subsidiaries to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident.

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, 3e Network and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC operating subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by PRC laws and regulations. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China unless such transfer of cash or assets are in compliance with the requirements of relevant PRC laws and regulations as mentioned above, and otherwise the ability of us and our subsidiaries to transfer assets may be restricted. Based on our understanding of the Hong Kong laws and regulations, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to draw 10% of their after-tax profits each year, if any, to fund a common reserve, which may stop drawing their after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the enterprises outside of mainland China are incorporated.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, If the specific thresholds stipulated in the Provisions of the State Council on the Notification Standards for Concentrations of Undertakings, promulgated by the State Council in 2008 and amended twice in 2018 and 2024, are met, a filing must be made with the anti-monopoly enforcement agency under the State Council. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our business may be negatively affected by the potential obligations if our PRC subsidiaries fail to comply with social insurance and housing provident fund related laws and regulations.

Our PRC subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance as well as housing provident fund to the extent required by law. Our PRC subsidiaries could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Our PRC subsidiaries do not make contributions in full for the social insurance fund and housing provident fund for their employees as required under the relevant PRC laws and regulations. Such failure to make full contributions to social insurance fund and to comply with applicable PRC labor-related laws regarding housing funds may subject the PRC subsidiaries to late payment penalties and other fines or labor disputes, among which, an overdue payment fine may be levied at the rate of 5 per 10,000 as of the date of indebtedness, and further, when the payment is not made at the expiry of the prescribed period, a fine above the overdue amount but less than its triple shall be demanded by the authoritative administrative department. Although they have not received any order or notice from the local authorities nor any claims or complaints from their current and former employees regarding their non-compliance in this regard, we cannot assure you that they will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against it, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial conditions and results of operations.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, and currencies. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations.

On March 23, 2024, the Hong Kong government enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation to implement Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through the acquisition of domestic companies in mainland China and controlled by PRC companies or individuals to obtain approval from the China Securities Regulatory Commission (“CSRC”) prior to listing on an overseas stock exchange. On December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Overseas Issuance of Securities and Listing by Domestic Enterprises (Draft for Comments) (“Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (“Draft Filing Measures”), together referred to as the “Draft Rules on Overseas Listing”, for public comment. Additionally, the Measures for Cybersecurity Review, published on December 28, 2021 and effective February 15, 2022, require that any “operator of critical information infrastructure” or any “data processor” holding personal information of at least one million users seeking to list on a foreign stock exchange must undergo a cybersecurity review by the Cyberspace Administration of China (“CAC”). On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. As a supplement to the Trial Measures, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which came into effect on March 31, 2023. These provisions state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Because substantially all of our operations are in mainland China historically, and we expect to generate revenue from China in the future through our operating subsidiary based in Hong Kong, there is no assurance that we will be able to comply with all applicable PRC laws and regulations, or that the PRC government will not intervene in our operations or offerings. Any such developments could materially and adversely affect our business, financial condition, results of operations, and the value of our Class A Ordinary Shares.

Risks Related to Our Corporate Structure and Our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the Class A Ordinary Shares.

In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and expansions by us or our competitors;

●	announcements of new policies, rules or regulations relating to the enterprising learning industry in China;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our solutions, our competitors or our industry;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are listed on the Nasdaq Capital Market, and if our financial conditions deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our shares are listed on the Nasdaq Capital Market, however, if they are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are not so listed or are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares (with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Holders of Class B Ordinary Shares shall not receive the right to any dividend paid by the Company or receive the right to any distribution of the surplus assets of the Company on its liquidation. We have issued Class A Ordinary Shares in our initial public offering. Our Class A Ordinary Shares and Class B Ordinary Share cannot be converted into each other at any time. Holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors, any amendment of our memorandum and articles of association and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Our directors have significant discretion to designate and issue Class B Ordinary Shares as they think fit. This significant discretion afforded to our Board may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial, and may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

The Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading the Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor—Marcum Asia is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China for two consecutive years in the future. In the event of such prohibition, Nasdaq would delist our securities.

If our Class A Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of Class A Ordinary Shares unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of our Class A Ordinary Shares or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our Class A Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

We qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our initial public offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the trading price of our Class A Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Based on the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) as defined in Section 1297(a) of the Revenue Code (as defined below) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, PFIC classification is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company (“PFIC”).”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals.

All of our operations and records, and all of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon Chinese citizens in China.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our Company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

Because we do not expect to pay dividends in the foreseeable future after our initial public offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our directors may, by resolution of directors, authorize a distribution by way of dividend at such time at such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after our initial public offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

In connection with the audit of our consolidated financial statements included elsewhere in this annual report, we and our independent registered public accounting firms identified material weaknesses and significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) lack of competent U.S. GAAP reporting staff; and (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations, including our recent appointment of an IT security officer, Dr. Tingjun Yang in January 2024, who is also our Chief Executive Officer; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) established an audit committee chaired by Mr. Hao Liu with extensive industry insights and experience; (iv) providing ongoing training courses in U.S. GAAP to existing personnel in accounting department, and (v) continuing our efforts to implement necessary review and controls at related levels and ensuring all important documents and contracts would be submitted to the office of Chief Executive Officer for retention and review. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses and significant deficiencies in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, material weaknesses or significant deficiencies in internal control over financial reporting may be discovered in the future. If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A Ordinary Shares could be materially and adversely affected, the Class A Ordinary Shares may be suspended or delisted from Nasdaq, and our reputation, results of operations and financial conditions may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory agencies.

Techniques employed by short sellers may drive down the market price of the Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in the Class A Ordinary Shares could be greatly reduced or rendered worthless.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the common law of the BVI. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Differences in Corporate Law.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

3e Network was incorporated on October 6, 2021 under the laws of the BVI. We own all of the outstanding shares of BVI 3e Holdings, which owns all the issued and outstanding capital stock of HK 3e Network.

Guangzhou Sanyi Network was established by Guangzhou Leihou Software Development Company Limited as a PRC limited liability company on August 1, 2017. On September 30, 2018 Guangzhou Leihou Software Development Company Limited entered into a sell and purchase agreement whereby HK 3e Network agreed to acquire 100% of Guangzhou Sanyi Network from Guangzhou Leihou Software Development Company Limited for a consideration of RMB10,000 (approximately US$1,456). The share sale was completed and registered with the relevant authorities in the PRC on November 13, 2018.

Guangzhou 3E Network was established by HK 3e Network as PRC limited liability company on January 17, 2023. It was established as a subsidiary to focus on our emerging business in developing software products for photovoltaic power plants, while Guangzhou Sanyi Network continues to focus on our other main business lines.

On September 30, 2018, HK 3e Network entered into a Share Purchase Agreement with Guangzhou Leihou Software Development Company Limited to purchase all of the latter’s shares in Guangzhou Sanyi Network. Pursuant to the agreement, HK 3e Network paid RMB10,000 (approximately US$1,456) for 100% shares of Guangzhou Sanyi Network. After this share transfer Guangzhou Sanyi Network became a wholly-owned subsidiary of HK 3e Network.

On January 3, 2024, the Company filed the amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of BVI to increase our authorized shares from 50,000 Ordinary Shares, par value US$1 per share, to 500,000,000 shares with a par value of USD 0.0001 each, comprising (i) 400,000,000 shares of Class A Ordinary Shares, par value USD 0.0001 per share and (ii) 100,000,000 shares of Class B Ordinary Shares, par value USD 0.0001 per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1.

On January 10, 2025, the Company closed its initial public offering of 1,250,000 Class A Ordinary Shares, par value US$0.0001 per share.

On January 24, 2025, the Company adopted written resolutions and approved the issuance of 300,000 shares of Class B Ordinary Shares to Jianping Niu and 280,000 shares of Class B Ordinary Shares to Huabei Zhu, with a nominal value of 0.0001 per share, with such amounts to be paid in cash. Each of Jianping Niu and Huabei Zhu is an employee of the Company. Pursuant to the Company’s amended and restated memorandum and articles of association, holders of the Class B Ordinary Shares shall not receive the right to any dividend paid by the Company and distribution of the surplus assets of the Company on its liquidation, and may not convert their Class B Ordinary Shares into shares of any other class. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

On June 9, 2025, the Company entered into the L1 Securities Purchase Agreement with L1 Capital, pursuant to which the Company issued 1,248,611 pre-delivery shares, and pre-funded warrants to purchase an additional 213,389 pre-delivery shares, along with convertible notes and warrants for L1 Capital to purchase up to a certain number of Class A Ordinary Shares. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

On October 17, 2025, we entered into the L1 Convertible Note Agreement with L1 Capital, pursuant to which we agreed to sell and issue a convertible promissory note convertible into a certain amount of Class A Ordinary Shares. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

As of November 12, 2025, there are 16,848,107 issued and outstanding Class A Ordinary Shares of the Company, and 580,000 shares of Class B Ordinary Shares issued and outstanding.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding its overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

4.B. Business Overview

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Historicaly, through our two PRC subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, we started as a business that focuses on integrated software and hardware solutions in the property management and exhibition services spaces. Overtime, we expanded our software solutions offering to a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Following the sale of our controlling interests in the PRC subsidiaries in March 2025, our current business operations are conducted our Hong Kong subsidiary, HK 3e Network, which continues to develop and provide software solutions across these sectors.

Our business mainly came from software development portfolio. The proportion of revenue was 99.25% and 100% for the years ended June 30, 2024 and 2025, respectively.

We also conducted exhibition and conference services, as well as hardware sales, which generated 1.4% and nil for the year ended June 30, 2023, 0.74% and 0.01% for the year ended June 30, 2024, and nil and nil for the year ended June 30, 2025, respectively. We no longer conduct exhibition and conference services in the year ended June 30, 2025, as part of a strategic decision to focus resources on our core software development and overseas business expansion initiatives.

1. Software Development Portfolio

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

We work closely with our customers to analyze their software requirement, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For all our customers, as part of our onboarding process, we refer them to cloud platform or data server providers for contracting and we help set up connections between our software and such servers. However, after the specific software systems or products are set up and connected, we turn over the ownership and access of such systems or products to our customers. After deliveries of such systems or products, we relinquish our access to the systems or products and do not have access to or store the data of users of the systems that are operated by such customers, regardless of whether they are property management companies, restaurants or other entities.

For the years ended June 30, 2024 and 2025, our main products under our custom software solutions offering include software products developed for property management companies, restaurant management, intelligent music generation, and highway monitoring and control. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

Smart Property Management System

We designed a smart property management system for property management companies in the PRC. On December 17, 2021, the Ministry of Housing and Urban-Rural Development (“MoHURD”) of the PRC issued a paper encouraging property management companies to use digital property management system incorporating smart technology to provide better service to their residents. We believe that our system meets the specifications of digital property management system promoted by the ministry that can integrate community management, property management, municipal services, and smart home management functions into a single system.

Our property management system uses a Chinese mobile social messaging app, WeChat, and its mini program platform and the latest information technologies such as internet of things, cloud computing and mobile internet to provide services to its users.

WeChat is one of the most popular mobile applications in China, as of the second quarter of 2022, according to Tencent Inc., the social media company that developed WeChat, there were approximately 1.3 billion monthly active users of WeChat. It combines messaging, social networking, audio and video calls, teleconferencing, short video distribution, news and web content distribution, e-commerce, gaming and financial payments into one “super-app”. Through WeChat, our clients and the residents of the properties they manage can easily access the property management systems that we help design and develop for our clients.

WeChat mini programs are sub-applications that third parties can develop using JavaScript on WeChat’s application platform. Akin to a relationship between a web application hosting platform and a web application owner and operator, WeChat and our clients are bound by contractual agreements and our clients are responsible for the operations of the WeChat mini programs that we develop for our clients and deploy to the WeChat platforms. Third parties like our property management clients would register and agree to standard terms of conditions required by WeChat, and we would design and develop a customized property management portal connected through a WeChat mini program for property management companies to use the portal to manage a specific property and residents to access to portal for services and payments. Key terms and conditions regarding using WeChat mini programs are summarized as follows: (i) mini programs can only be released to WeChat users after Tencent has reviewed and approved mini programs submitted by registered developers; (ii) Tencent’s review of mini programs include review of the legal, security, stability, operability, and user experience of submitted mini programs and may include testing and verification procedures, if needed; (iii) any version updates or optimizations require Tencent’s review and approval; (iv) any submission by developers must identify the types of activities, content, services or transactions that the mini programs will engage in and the industry such developers belong to so that Tencent may identify governing laws and regulations that may apply to such mini programs and review accordingly; (v) developers may apply for and Tencent may award verified account identifications to such mini programs that submit verification requests, for which Tencent may only review and verify on the authenticity of the corporate, personal or other entity registration or identification information (including any corporate or non-corporate entity registration identification or personal identification information); Tencent does not take responsibility in verifying the performance and functionality of the mini programs; (vi) without Tencent’s consent, mini program developers may not collect, possess, store, capture, obtain or require any WeChat users to provide any data, including user data or other information contained on WeChat or its service platforms; (vii) any IP rights to the content provided by Tencent in its provision of mini program services belong to Tencent, while IP rights generated during the course of the use of mini programs belongs to the users or the relevant rights holders; (viii) any dispute arising from the mini program with third party shall be borne by the developer only, as Tencent will not participate in the development, operation or other activities association of the mini programs, nor will it modify, edit or optimize the mini programs; (ix) any dispute arising from the mini programs or any consequences due to violation of laws and regulations or terms of conditions with WeChat shall be borne by the developers, and developers shall assume any liabilities and compensate for any losses against Tencent.

Depending on the specific property management company’s needs, we can incorporate a variety of service modules into the portal. These service modules have been developed primarily for integrated use by administrators (i.e. employees of our property management clients) and by users (residents in the properties) on and through WeChat, and the portal deployed with these service modules are primarily accessed through WeChat. However, in the unlikely event that WeChat experiences significant outage or disruptions, we may help clients set up a separate webpage-based log-in interface and create alternative log-in credentials for administrators and users to access the portal through a separate webpage. The access to the web portal in that case will not be connected or dependent upon WeChat.

Equipped with smart hardware (which is equipment embedded with sensors, software and other technologies so that they can communicate with other devices), our system provides property management companies an intelligent and integrated management system, while giving residents the convenience of an information-based community. For example, property management companies may use cameras with facial recognition technology that could access the data of residents stored in the management companies’ servers to perform identity checks on visitors, and grant or deny access to the property.

The property management system covers the management aspects of most property management companies and the common property service needs of residents. Its main functions include the following:

●	Smart access: residents registered in the system can open the main entrance of their building with their mobile phones. This module is one of our most popular products among residents.

●	Smart car park: through smart devices, our system allows drivers to open gates of parking lots via mobile phone or by car number plate recognition. The payment for parking fee can be processed through mobile phone payment app without interaction from car park attendants.

●	One-time access key for visitors: registered residents can issue a one-time electronic access key through our system to their visitors, specifying the time period the key is valid. The visitor with the key can enter the property without additional assistance from the residents or personnel at the building.

●	Property management fee payment: the system automatically computes management fees, parking fees and other community costs based on formulas set by the management company. Electronic invoices are sent to registered residents. The system can also send out reminders on overdue fees. Registered residents can make payments through their mobile phones anywhere at any time. These features greatly improve the fee collection rate of property management companies. Real-time information on paid fees and overdue fees is provided to the management companies, allowing them to monitor their cash flow and collectibles.

●	Repair reporting: this module allows registered residents to report items that require inspection or repair via WeChat. Upon receipt of a request, the property management company can issue a repair work request to appropriate personnel via our system. Completed work orders are also logged on our system. The whole process is visible to the resident who at the completion of the work order is encouraged to rate the process and the workmanship.

●	Complaints and suggestions: this module allows registered residents to send their complaints and service suggestions to the property management company, and allows the latter to give a prompt response. It also provides statistics of answered and outstanding messages. We believe the system improves the senses of belonging of residents by providing a smooth communications channel between the residents and the property management company.

●	Smart patrol system: the module records the real-time check-in of each security guard at every checkpoint along the assigned patrol route on the property. The system provides management with security patrol statistics, including the time required to complete patrolling a particular route, the time taken between check points, and the schedule of the security patrol. We believe the module can significantly improve management efficiency.

The modular architecture of the property management system allows customization of the system to meet the specific requirements of any property management companies. Since the launch of the first version of property management system in 2018, we have added other functionalities such as listings of property for sale or rent, a community e-mall, and a control center screen system to the basic system for certain property management companies.

Restaurant Management Software System

We designed a restaurant management system based on popular functions we found in most restaurant software systems used in the PRC and tailored them for restaurants outside mainland China. For example, we left out mobile payment functions while putting emphasis on membership subscription and management functions by adding member registration page and modules of gift redemption for members to redeem membership points. In the PRC, mobile payment such as WeChat pay and Alipay is very popular while patrons in areas outside mainland China usually pay by credit card or cash. Because WeChat is a popular mobile app mainly in mainland China, this system is an Android and iOS based application instead of the usual WeChat mini program based application in PRC. Restaurants outside mainland China may place more emphasis on membership points and membership discount to encourage frequent patronage. Our software system was launched in Hong Kong in the fourth quarter of 2022, and comprises the following modules:

●	For patrons: customer using his/her mobile phone can register as member or log in to view the e-menu, order food for take-out or dine-in, check his/her membership tier and membership points, exchange membership points for goods, and check bills.

●	For staff: staff with a personal digital assistant (“PDA”) logged onto the system can sit patrons by referring to the real-time seating chart that shows tables occupied, tables pending bill payment, and available tables. Staff can also place orders for customers via PDA, check the order status and review the bill amount of each table.

●	Cashier terminal: it has all the functions of a staff PDA, but also allows for selecting the restaurant location of a franchise restaurant, issue checks and process payments, and route and print orders via various printers at the kitchen or the bar.

●	Back-office management suite: A software bundle that manages membership, membership points, e-menu, e-mall, shop settings for restaurant chains, printer settings, and security. Also, the user can send push notifications to its members.

Clean Energy Related Software

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. In 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with generation capacity under 10 megawatts and for management companies that manage distributed solar power plants of that size. Our specially designed system allows management to access it via a mobile device or a computer to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to asset recording. The program was launched in 2023. For the years ended June 30, 2023, 2024 and 2025, we have generated US$386,420.18, nil and nil in revenue from this market, respectively. In 2024, we became vendor of Chinese Academy of Science, Guangzhou Institute of Energy Conversion, collecting scattered small-scale photovoltaic power generation data through software to help apply for International Renewable Energy Certificates.

2. Exhibition and Conference Service Portfolio

Under our exhibition and conference service portfolio, we provided software solutions and help our exhibition and conferencing partners in the design, planning, execution and delivery of exhibitions and conferences. Our services included software support for entrance gates, ticketing machines, ticket readers, and personnel required to assist visitors who may not be familiar with using the system or the equipment. The service contracts are usually for a fixed period covering the set-up time plus the exhibition or conference period. We no longer conduct exhibition and conference services in the year ended June 30, 2025, as part of a strategic decision to focus resources on our core software development and overseas business expansion initiatives.

Similar to our software service portfolio, after deliveries of our products or services, we relinquish our access to the products or services and do not have access to or store the data of users of the systems that are operated by such customers.

Exhibition and conference software

Since we launched our first product for the exhibition business in 2019, our IT solution software, suite or a module of such suite have been used in more than 10 exhibitions in China. Youzhan Cloud Intelligent Exhibition Suite is our key product, covering most of the major business cycles in an exhibition. The software was developed for exhibition venues, exhibition organizers, exhibitors, visitors and potential buyer of exhibited products (“buyers”). It provides management, marketing, registration and other services throughout the business cycle from the preparation stage, exhibition, and follow up phases of an exhibition. Our exhibition and conference software include the following suites:

●	In the preparatory phase of an exhibition, our system assists in event preparation, booth division, pre-registration of exhibitors and buyers, marketing to buyers, and exhibition promotion.

●	During the exhibition, our system provides intelligent on-site service, connecting entrance control devices such as turnstiles and entrance gates to the exhibition hall with multi-recognition technologies such as facial recognition, quick response (“QR”) code and smart identification (“ID”) card. The system also can capture real-time attendance data for further analysis. Our system also allows on-site ticket and badge printing/generation, with central database of our customers’ updated in real time.

●	After the exhibition, our customers can use the software to perform multi-dimensional analysis of visitors with data stored in their databases to understand user experience and improve future exhibitions.

The Youzhan Cloud Intelligent Exhibition Suite includes Exhibition Intelligent Management System, Buyer Relationship Management System, Exhibitor Service System, and Exhibition Intelligent Work Order System.

●	Exhibition Intelligent Management System: This is the core system developed for exhibition organizers. Through its linkage with other systems such as Buyer Relationship Management System and Exhibitor Service System, it connects and updates the exhibition site data and monitors the exhibition operation cycle in real time, including those data concerning event registration, exhibitor and visitor admission, and venue entry records.

●	Buyer Relationship Management System: Through the analytics of historical data stored by our customers, such as personal information, enterprise information, exhibition preferences and procurement needs, the Buyer Relationship Management System would identify groups of buyers with similar preferences, thereby improving marketing efficiency and accuracy in matching potential buyers and sellers, increasing the success rate of marketing effort, and reducing marketing costs.

●	Exhibitor Service System: The Exhibitor Service System was developed for exhibitors. It facilitates exhibitors to fill in or upload all materials related to the exhibition. The Exhibitor Service System also provides functions concerning notice and announcement, contract management, financial management, booth management, certificate management and bidding information.

●	Exhibition Intelligent Work Order System: The Exhibition Intelligent Work Order System is usually acquired and managed by exhibition venues but is used by exhibition organizers, exhibitors and third-party service providers. The system allows its users to integrate the whole process of arranging an exhibition, obtaining the relevant approvals from venue owners for holding exhibitions, purchasing network and utilities services by the exhibitors online, troubleshooting and requesting repair, cost tracking, preparing financial statements and providing customer feedback. It allows exhibition organizers to complete all exhibition application procedures and monitor the progress of the applications online.

All of the above systems of Youzhan Cloud Intelligent Exhibition Suite could collectively function as a system, but each may function separately as a standalone program. In addition to the intelligent exhibition system and software systems stated above, we also design unique exhibition websites, online exhibition halls, product line presentations, and online live broadcasting rooms and provide online exhibition system services for exhibitions. The service can be delivered via personal computers, mobile web pages, WeChat mini-programs, and mobile apps.

Online Exhibition System

The COVID-19 pandemic and its related social distancing rules had adversely affected the exhibition industry in the PRC. In response, we launched a new comprehensive online exhibition system in 2020. Combined with online presentation, our system provides comprehensive support functions ranging from online exhibition arrangement, online presentation, online business discussion and negotiation. Despite the COVID-19 pandemic and the cancellation of physical conventions and exhibitions, our online exhibition system connected exhibition organizers, exhibitors and visitors, enhancing the business stickiness between organizers and exhibitors. In addition, videos from the live broadcasts can be recorded and distributed through any media platforms such as Facebook and Twitter, further enhancing the reach of our customers’ exhibitions to potential overseas buyers.

Exhibition and Conference Hardware

In addition to software, we provided exhibition and conference services and equipment to exhibition or conference organizers. The equipment includes entrance gates, ticketing machines, ticket readers, facial recognition equipment, and personnel required to manage the equipment.

Marketing and Sales

We target to become the primary provider of IT services and software for each of our customers. We seek to acquire new account relationships through face-to-face field sales, and targeted direct marketing to increase awareness of our solutions. Our product design team is also our main sales team as they can better explain the salient features of our products to our potential customers. Most of our potential customers have their IT expert on their team and prefer a more technical sales presentation. We specifically target small and medium-sized enterprises in the exhibition and property management industries, with these sectors primarily concentrated in mainland China. The rest of our business portfolio is focused on markets outside of mainland China, such as Hong Kong and Singapore.

In the property management sector, our management team can leverage its experience in the sector to pitch and customize our software solutions to potential clients. We often receive referrals from existing clients for potential opportunities. We may also submit pitches to potential clients directly. For each case, our sales support and technical sales personnel work closely with the potential client in understanding their needs, propose and present a demo system in the business pitch, and continuously engage with the client to identify the optimal solutions.

In the solar energy space, we establish ourselves by participating in exhibitions and fairs to showcase our products, and use contacts at forums and industrial groups to develop relationships with potential clients and discuss collaborating opportunities. For products in this sector, we offer both standardized and customized software solutions, with our standardized product priced based on the power-generation capacity a client manages, and our customized product priced using a base price and a sliding price scale based on numbers of units a solar power stations the client will need to manage.

We have an integrated marketing team with our sales support and technical sales personnel working closely to support our marketing functions. Our technical sales team is essentially part of our product and technology development teams, with personnel supporting each pitch on an ad-hoc basis. They work closely with potential clients to identify the needs, provide suggested solutions and showcase demo products to potential clients. The technical sales team is further supported by one sale support personnel, providing support services to our technical sales team in compiling pitch materials and providing technical onboarding and training for customers.

Competition

The market for IT services is highly competitive and we expect the competition to intensify. We believe that the principal factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Eastfair Technology Company Limited, Shanghai Tonggao Information and Technology Company Limited, Shenzhen Jeez Technology Co Ltd., and Guangdong Cyberway Information and Technology Company Limited. Internationally, we face competition from the following major competitors: iChef Co., Ltd., Everywhere Limited, and Eats365 Inc. These competitors are all larger companies and possess a considerable market share in IT services industry. While compared with above competitors, as an IT business solution provider, we have been focusing on delivering consulting and solutions services to companies in the exhibition industry and property management industry.

Corporation Information

Our principal executive offices are located at No.118 Connaughtroad West, Unit 3, 30th Floor, Hong Kong. Our registered office in the BVI is at Aegis International Group Limited, Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a website at www.3etech.cn.

Employees

As of June 30, 2025, we have 13 employees. Our employees are not represented by a labor union, and we believe that we have good relations with our employees. The functional areas of our employees are as follows:

As of June 30, 2025
Technology	8
Operation & Administration	3
Management	2
Total	13

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of PRC and regulations in a number of areas including, but not limited to, areas of labor and employment, advertising, e-commerce, tax, data privacy requirements, anti-competition, and environmental, health, and safety. We have implemented policies and procedures designed to help comply with applicable laws and regulations. We strive to stay up to date on any new laws or regulations that appear that affect the Company or our customers in order to provide custom IT solutions that comply with such laws and regulations.

Licenses and Approvals

See “Item 3. Key Information—Licenses and Approvals” for details.

Regulation

Regulations Related to our Business Operation in PRC

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAFE, the Ministry of Commerce (the “MOFCOM”), the National Development and Reform Commission (the “NDRC”), the State Administration for Market Regulation (the “SAMR”), formerly known as the State Administration for Industry and Commerce (the “SAIC”), the Ministry of Civil Affairs (the “MCA”), and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, whose latest version was amended and promulgated by the SCNPC and became effective on July 1, 2024. The Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contribute. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative Listt”) on Septembe 6, 2024, which became effective on November 1, 2024. The 2024 Negative Listt replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2024 Negative Listt shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative Listt, nor on the 2021 Negative List. Therefore, the Company is able to conduct its business through its indirect wholly-owned PRC subsidiaries and wholly-owned Hong Kong subsidiary without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Catalogue of Industries for Guiding Foreign Investment, which was promulgated by the MOFCOM and the NDRC and was abolished by the 2024 Negative Listt and Catalogue of Industries for Encouraging Foreign Investment (2022 version), or the “Encouraging List”. The 2024 Negative Listt sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

Regulation Relating to Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2021 Negative List or the 2024 Negative Listt. Since our current and planned business is not on the 2021 Negative List or the 2024 Negative Listt, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations Relating to Stock Incentive Plans

According to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with SAFE and handle foreign exchange matters such as opening accounts, and transfer and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents relating to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress of China, has enacted the Decisions on Preserving Internet Security in December 2000, which was further amended in August 2009 and subjects violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended it in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the customer’s information; (ii) any severe effect due to leakage of the customers’ information, (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law will come into effect on January 1, 2026. The Cybersecurity Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we operate website and apps and providing certain internet services mainly through our website and apps. The Cybersecurity Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and the requirements for internet information service providers to take technical and other necessary measures to ensure the security of personal information collected from being divulged, damaged or lost. Any violation of the Cybersecurity Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites or criminal liabilities.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013 and implemented in September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was implemented on August 1, 2016 and amended June 14, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, or producing, copying, issuing or disseminating through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications.

In June 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law is formulated for data security and data protection, and sets forth the requirements for enterprises to serve as the first responsibility bearer for safeguarding data security. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. We may be subject to such requirements as we operate website and apps, and provide certain internet services mainly through our website and apps. The Data Security Law further requires the entities conducting data handling activities by using the internet shall, based on the graded cybersecurity protection system, establish a data security management system across the entire workflow, organize and conduct data security education and training, and adopt the corresponding technical measures and other necessary measures to ensure data security.

The Cybersecurity Review Measures, or the Review Measures, which were promulgated on April 13, 2020, and amended December 28, 2021, became effective on February 15, 2022. The Review Measures provide that online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The Regulations on the Administration of Cyber Data Security were promulgated on September 24, 2024, and came into effect on January 1, 2025. The Regulations provide as follows: Where network data processors need to provide important data collected and generated during their operations within the territory of the People’s Republic of China to overseas parties, they shall undergo a data export security assessment organized by the national cybersecurity and informatization authority.If the network data processor identifies and declares important data in accordance with relevant state regulations, but such data has not been designated or publicly disclosed as important data by the relevant region or authority, it is not required to be treated as important data for the purpose of declaring a data export security assessment. Data processor means an individual or organization that independently make decisions on the purpose and manner of processing in data processing activities.

The Review Measures also provide that if a critical information infrastructure operator, or CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. We do not believe that we are subject to the cybersecurity review by the CAC for our offshore offerings, given that: (i) we are a company that provide business-to-business software solutions that does not maintain data of individuals on our server as of the date of this annual report; and (ii) data processed in our business is less likely to have a bearing on national security, thus making it unlikely for such data to be classified as core or important data by the authorities.

It also remains uncertain as to how the Review Measures and the Regulations on the Administration of Cyber Data Security will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Regulations on the Administration of Cyber Data Security. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. It is possible that CAC may require us to file for cybersecurity review. The cybersecurity review procedure usually takes 55-70 business days or even longer in some special cases to complete.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001,2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued the "Measures for the Registration of Copyright in Computer Software" in February 2002. These measures detail the procedures and requirements for the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982 and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation Regulation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020 respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. It was later repealed by the Rules for the Implementation of Registration of National Top-Level Domains, which were promulgated and came into effect on June 18, 2019. In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors (It was amended by the Notice of the State Administration of Foreign Exchange on Announcing the Repeal and Invalidation of Certain Foreign Exchange Regulatory Normative Documents and Relevant Provisions, and partially repealed by the Notice of the State Administration of Foreign Exchange on the Repeal and Invalidation of Five Foreign Exchange Regulatory Normative Documents and Certain Provisions of Seven Others.); and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (It was partially repealed by the Notice of the State Administration of Foreign Exchange on the Repeal and Invalidation of Five Foreign Exchange Regulatory Normative Documents and Certain Provisions of Seven Others.). Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be reported to and registered with SAMR and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas Special Purpose Vehicles (SPV), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

●	the Company Law (2023 Revision);

●	the Foreign Investment Law

●	the Regulations on the Implementation of Foreign Investment Law

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, Guangzhou Sanyi Network, as wholly foreign-owned enterprises, are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which will become effective on March 31, 2023. According to the Trial Administrative Measures, among other requirements, (1) a domestic company that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC, failure of which may result in administrative penalties for the domestic company; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory agencies or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory agencies or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules became effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, which became effective in January 2008 and was amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Ministry of Human Resources and Social Security issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory agencies.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended October 25, 2013 and implemented on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, MOF and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which was subsequently amended in December 2014. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the MOF on December 25, 1993 and subsequently amended December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, the VAT rate was lowered to 13%.

On December 25, 2024, the “Value-Added Tax Law of the People’s Republic of China” was promulgated by the State Council and will come into effect on January 1, 2026. According to this law, entities and individuals (including individual businesses) that sell goods, services, intangible assets, or immovable property within the territory of the People’s Republic of China, or import goods, are VAT taxpayers and shall pay value-added tax in accordance with regulations. Unless otherwise stipulated, the tax rate for taxpayers selling goods, providing processing, repair and replacement services, leasing tangible movable property, or importing goods is 13%.

Regulations Related to the British Virgin Islands

Regulations related to the BVI Data Protection Act, 2021

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the BVI on 9 July 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the BVI, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

●	any information available to the data controller as to the source of the personal data and the data subject’s right to request access to and correct the personal data. Where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the BVI courts.

Regulations Related to our Business Operation in Hong Kong

Regulations Relating to Personal Data and Privacy Protection

In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong, “PDPO”) applies to data users who control the collection, holding, processing or use of personal data in Hong Kong. These data users shall not do any act, or engage in a practice, that contravenes any of the data protection principles (“DPP”), set out in Schedule 1 to the PDPO. DPP set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used for and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfilment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

HK 3e Network will be subject to the general requirements under the PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. HK 3e Network has not received any notice, warning, sanction, or any regulatory objection for any breach of data security laws and regulations in Hong Kong.

Regulations in Relating to Intellectual Property

Copyright

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the licence of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trademark

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration, use and protection of trademarks.

Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is: (a) identical to the trademark in relation to goods or services which are identical to those for which it is registered; (b) identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; (c) similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or (d) identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations Relating to Customer Rights Protection

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”) aims to codify the laws relating to the sale of goods.

Section 15 of SOGO provides that where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description.

Section 16 of SOGO provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards to defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract by sample, as regards defects which would have been apparent on a reasonable examination of the sample.

Pursuant to section 17 of SOGO, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality; (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) aims to consolidate and amend the laws with respect to the terms to be implied in contract for the supply of services (including a contract for the supply of a service whether or not the goods are also transferred or to be transferred, or bailed or to be bailed by way of hire).

Section 5 of SOSO provides that, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill.

Section 6 of SOSO provides that, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Name	Background	Ownership	Principal activities
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	● A BVI company ● Incorporated on October 8, 2018	Currently 100% owned by 3 E Network Technology Group Limited, a BVI company controlled by Joseph Shu Sang Law	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	● A Hong Kong company ● Incorporated on August 30, 2018	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Maskmeta Limited (“Maskmeta”)	● A Hong Kong company ● Incorporated on February 25, 2025	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)	● A PRC company ● Incorporated on May 26, 2017	40% owned by HK 3e Network	Information Technology

4.D. Property, Plant and Equipment

As of June 30, 2025, the Company has leased for the following location:

Facility	Address	Monthly Rent	Space (m2)	Lease terms
3e Network Technology Company Limited	No.118 Connaughtroad West, Room 3003-2, Hong Kong	US$4,000	150	From July 16, 2025 to July 15, 2026

Note:	The current lease do not provide for automatic renewal. New agreements need to be reached for renewal of either leases.

On July 15, 2025, the Group entered into a Supplemental Tenancy Agreement with Hong Kong Kisen Co., Limited, which further specified terms for the leased property listed above. Terms within the agreement specified a leased area of 150 square meters, the duration of the lease term changed to July 16, 2025, until July 15, 2026. No fees or changes will be due for either party during the period from June 16, 2025, to July 15, 2025.

We did not record operating lease expenses for the year ended June 30, 2025. As of June 30, 2025, we have no operating lease commitment for more than 1 year.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

For the impact of foreign currency fluctuations on the Company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Foreign Currency Exchange Rate Risk.”

5.A. Operating Results

Key Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Our ability to expand our customer base and generate more business from existing customers.

We strive to provide our customers with the best services as satisfied customers are more likely to stay as our existing customers. Also, satisfied customers are more likely to recommend us to their peers. We work closely with our customers so that software solutions recommended by us can satisfy their needs and improve their efficiencies.

This marketing strategy allows us to minimize our marketing expenses but still get effective marketing. Revenue derived from a customer will usually decline after the initial order when the customer has acquired the basic IT system that it needs. In addition, for the year ended June 30, 2025, our top 4 customers, AUSPICIOUS APEX PTE. LTD. ,Minerva Semiconductor Corp. Limited, Hong Kong Sunny Infosystems Limited and Big Beaver Tech Limited account for 20.68%, 20.01%,17.15% and 11.74%, respectively, of our revenue. There are inherent risks with having a large percentage of total revenues concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. Therefore, it is important that we develop new products and new customers. For the year ended June 30, 2025, our total revenue increased by 462.66%, or US$3,975,823, compared to the year ended June 30, 2024. The revenue for the year ended June 30, 2025 derived from new customers amounted to US$3,867,698, or 80.00% of our total revenue, while revenues from our existing customers only represented 20.00% for the same period.

Our ability to attract, retain and motivate qualified employees.

We pay particular attention in recruiting the right talent to join the Company. We develop intern programs with universities and technical colleges to support the talents in the community and get more exposure to graduates in the early stage of their career path. We provide on-the-job training to our staff, and encourage them to attend technical seminars and courses to update their knowledge. We believe our approach to attract and develop talents allows us to achieve a relatively low turnover among our technical staff.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Year ended June 30, 2025	As % of Revenues	Year ended June 30, 2024	As % of Revenues	Increase/ (Decrease)	Increase/ (Decrease) in percentage
Revenues	$4,835,167	100	$859,344	100	3,975,823	463
Cost of revenues	(2,426,213)	(50)	(30,896)	(4)	(2,395,317)	7,753
Gross profit	2,408,954	50	828,448	96	1,580,506	191
General and administration expenses	(596,776)	(12)	(10,858)	(1)	(585,918)	5,396
Exchange gain/(loss)	77,927	2	(28)	-	77,955	(278,411)
Investment income	8,932	-	-	-	8,932	100
Fair Value Change Gains and Losses	31,494	1	-	-	31,494	100
Total operating expenses	(478,423)	(10)	(10,886)	(1)	(467,537)	4,295
Income from operation	1,930,531	40	817,562	95	1,112,969	136
Other income	258	-	-	-	258	100
Other expenses	(21,844)	-	-	-	(21,844)	(100)
Income before income taxes	1,908,945	39	817,562	95	1,091,383	133
Income taxes	(431,139)	(9)	(114,958)	(13)	(316,181)	275
Net income from continuing operation	1,477,806	31	702,604	82	775,202	110
(Loss)/income from discontinued operation, net of income taxes	(712,887)	(15)	845,743	98	(1,558,630)	(184)
Net income/(loss)	764,919	16	1,548,347	180	(783,428)	(51)

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Revenues

We derive our revenues by providing IT consulting and solutions, which mainly includes software development services, which primarily includes customized software development service with acceptance requirement, which are billed on a fixed price basis.

The following table presents our revenues.

	Year ended June 30, 2025		Year ended June 30, 2024
	Revenue	%	Revenue	%	Variance	%
Software development services	4,835,167	100	859,344	100	3,975,823	463
Total	4,835,167	100	859,344	100	3,975,823	463

Our total revenues increased by US$3,975,823, or 462.66%, to US$4,835,167 for the year ended June 30, 2025 from US$859,344 for the year ended June 30, 2024. The increase in overall revenues reflects a recovery from the operational challenges experienced during the year ended June 30, 2024, caused by COVID-19 restrictions in our operating markets. This growth is also attributed to our efforts in attracting new customers.

Revenue from software development services increased by US$3,975,823 or 462.66% to US$4,835,167 for the year ended June 30, 2025 from US$859,344 for the year ended June 30, 2024. This was driven by our efforts to expand our customer base and develop new software tailored to the needs of new customers.

Cost of revenues

Our cost of revenues comprise mainly outsourcing fees, employee salaries, social security and housing funds, and other incidental expenses. Cost of revenues increased by US$2,395,317 or 7752.84% to US$2,426,213 for the year ended June 30, 2025 from US$30,896 for the year ended June 30, 2024. The increase in cost of revenues was primarily attributable to our efforts to expand the customer base, aligned with our overall revenue growth. As a percentage of revenue, our cost of revenues increased to 50.18% for the year ended June 30, 2025 from 3.60% for the year ended June 30, 2024. The increase was due to a higher number of research projects outsourced to third parties, which resulted in a lower profit margin.

Gross profit

Our gross profit increased by US$1,580,506 , or 190.78% , to US$2,408,954 for the year ended June 30, 2025 from US$828,448 for the year ended June 30, 2024. As a percentage of revenues, our gross margin decreased from 96.40% for the year ended June 30, 2024 to 49.82% for the year ended June 30, 2025. The decrease was due to a higher number of research projects outsourced third parties, which resulted in a lower profit margin.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by US$585,918, or 5,396.19%, from US$10,858 for the year ended June 30, 2024, to approximately US$596,776 for the year ended June 30, 2025. This increase was caused by an increase of US$98,489 in salary expenses, an increase of US$190,786 in bad debt expenses and an increase of US$302,330 in professional fees.

Exchange gain

Exchange gain primarily included gain from accounts receivable and payable due to exchange rate fluctuation.

Exchange gains increased by US$77,955, or 278,410.71%, from a net loss of US$28 for the year ended June 30, 2024, to a net gain of US$77,927 for the year ended June 30, 2025.

Other expenses

Other expenses increased from nil as of June 30, 2024, to US$21,844 as of June 30, 2025, a rise of US$21,844 or 100%. This was primarily due to the amortization of convertible bond interest.

Income before income taxes

Our income before income taxes increased by US$1,091,383 to US$1,908,945 for the year ended June 30, 2025 from US$817,562 for the year ended June 30, 2024.

Provision for income taxes

Our provision for income taxes for the years ended June 30, 2025 and 2024 was US$431,139 and US$114,958, respectively, which were tax expenses mainly generated from Hong Kong.

Net Income from continuing operation

Net income from continuing operation increased by US$775,202, or 110% to US$1,477,806 for the year ended June 30, 2025, as compared with a net income from continuing operation of US$702,604 for the year ended June 30, 2024.

Gain loss from discontinued operation, net of income taxes

Our loss from discontinued operations was US$712,887, for the year ended June 30, 2025, as compared with a gain from discontinued operations of US$845,743 for the year ended June 30, 2024.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For The Year Ended June 30,
	2025	2024
Revenues	$1,825,288	$3,702,619
Cost of Revenues	(1,121,174)	(2,216,444)
Taxes and other surcharges	(5,598)	(9,934)
Gross profit	698,516	1,476,241
Operating expenses	(551,578)	(471,218)
Other income, net	1,501	10,178
Income before income taxes	148,439	1,015,201
Income tax expenses	19,381	(169,458)
Loss on sale of discontinued operation	(880,707)	-
(Loss)/income from discontinued operations	$(712,887)	$845,743

Net income/(loss)

Net income decreased by US$783,428 or 50.60% to US$764,919 for the year ended June 30, 2025 from US$1,548,347 for the year ended June 30, 2024.

The following table sets forth a summary of our consolidated results of operations for the periods indicated.

	Year ended June 30, 2024	As % of Revenues	Year ended June 30, 2023	As % of Revenues	Increase/ (Decrease)	Increase/ (Decrease) in percentage
Revenues	$859,344	100	$37,130	100	822,214	2,214
Cost of revenues	(30,896)	(4)	(7,338)	(20)	(23,558)	321
Gross profit	828,448	96	29,792	80	798,656	2,681
General and administration expenses	(10,858)	(1)	(11,517)	(31)	659	(6)
Exchange (loss)/gain	(28)	-	(246)	(1)	218	(89)
Total operating expenses	(10,886)	(1)	(11,763)	(32)	877	(7)
Income from operation	817,562	95	18,029	49	799,533	4,435
Other expenses	-	-	(2,240)	(6)	2,240	-
Income before income taxes	817,562	95	15,789	43	801,773	5,078
Income taxes	(114,958)	(13)	(1,767)	(5)	(113,191)	6,406
Net income from continuing operation	702,604	82	14,022	38	688,582	4,911
Income/(Loss) from discontinued operation, net of income taxes	845,743	98	982,135	2,645	(136,392)	(14)
Net income	1,548,347	180	996,157	2,683	552,190	55

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Revenues

We derive our revenues by providing IT consulting and solutions services, which mainly includes software development services with customized software development service and acceptance requirement. Services are billed on a fixed price basis.

The following table presents our revenues:

	Year ended June 30, 2024		Year ended June 30, 2023
	Revenues	%	Revenues	%	Variance	%
Software development services	859,344	100	37,130	100	822,214	2,214
Total	859,344	100	37,130	100	822,214	2,214

Our total revenues increased by US$822,214, or 2214.40%, to US$859,344 for the year ended June 30, 2024 from US$37,130 for the year ended June 30, 2023. The increase in overall revenues reflects a recovery from the operational challenges experienced during the year ended June 30, 2023, caused by COVID-19 restrictions in our operating markets. The growth is also contributed by our efforts in attracting new customers.

Revenue from software development services increased by US$822,214 or 2214.40% to US$859,344 for the year ended June 30, 2024 from US$37,130 for the year ended June 30, 2023. It was mainly driven by our efforts to expand our customer base and develop new software customized to the needs of new customers.

Cost of revenues

Our cost of revenues mainly comprised of outsourcing fees, employee salaries, social security dues and housing funds, and other incidental costs. Cost of revenues increased by US$23,558 or 321.04% to US$30,896 for the year ended June 30, 2024 from US$7,338 for the year ended June 30, 2023. The increase in cost of revenues was primarily caused by our efforts to expand the customer base, and it was aligned with our overall revenue growth. As a percentage of revenue, our cost of revenues decreased to 3.60% for the year ended June 30, 2024 from 19.76% for the year ended June 30, 2023. The decrease was driven by technological advancements and improved product development efficiency, which resulted in a higher profit margin.

Gross profit

Our gross profit increased by US$798,656, or 2680.75%, to US$828,448 for the year ended June 30, 2024 from US$29,792 for the year ended June 30, 2023. As a percentage of revenues, our gross margin increased from 80.24% for the year ended June 30, 2023 compare to 96.40% for the year ended June 30, 2024. The increase was driven by technological advancements and improved product development efficiency, as it was aligned with our cost of revenue trends.

General and administrative expenses

General and administrative expenses decreased by US$659, or 5.72%, from US$11,517 for the year ended June 30, 2023, to approximately US$10,858 for the year ended June 30, 2024. General and administrative expenses primarily consist of professional fees, audit fees, legal fees, and other general costs.

Exchange loss

Exchange loss decreased by US$218, or 88.62%, from a net loss of US$246 for the year ended June 30, 2023, to a net loss of US$28 for the year ended June 30, 2024. Exchange loss primarily included loss from accounts receivable and payable due to exchange rate fluctuation.

Other expenses

Other expenses decreased from negative US$2,240 as of June 30, 2023, to nil as of June 30, 2024, decreased by US$2,240 or 100%. This was primarily due to a decrease in handling charges.

Income before income taxes

Our income before income taxes increased by US$801,773 to US$817,562 for the year ended June 30, 2024 from US$15,789 for the year ended June 30, 2023.

Provision for income taxes

Our provision for income taxes for the years ended June 30, 2024 and 2023 was US$114,958 and US$1,767, respectively, which were tax expenses mainly generated from Hong Kong.

Net Income from continuing operation

Net income from continuing operation increased by US$688,582, or 4,910.74% to US$702,604 for the year ended June 30, 2024, as compared with the net income from continuing operation of US$14,022 for the year ended June 30, 2023.

Gain loss from discontinued operation, net of income taxes

Our loss from discontinued operations was US$845,743, for the year ended June 30, 2024, as compared with a gain from discontinued operations of US$982,135 for the year ended June 30, 2023.

The summarized operating result of discontinued operation included in our consolidated statements of operation as follows:

	For The Year Ended June 30,
	2024	2023
Revenues	$3,702,619	$1,634,221
Cost of revenues	(2,216,444)	(389,022)
Taxes and other surcharges	(9,934)	(3,788)
Gross profit	1,476,241	1,241,411
Operating expenses	(471,218)	(194,476)
Other income, net	10,178	7,929
Income before income taxes	1,015,201	1,054,864
Income tax expenses	(169,458)	(72,729)
Loss on sale of discontinued operation	-	-
Income from discontinued operations	$845,743	$982,135

Net Income

Net income increased by US$552,190 or 55.45% to US$1,548,347 for the year ended June 30, 2024 from US$996,157 for the year ended June 30, 2023.

Other comprehensive income

Foreign currency translation adjustments amounted to losses of US$33,883, US$167,671, and US$158,390 for the years ended June 30, 2025, 2024, and 2023, respectively. The balance sheet amounts, with the exception of equity, as of June 30, 2025, were translated at 7.8499 HKD to 1.00 USD, as compared to 7.8083 HKD to 1.00 USD as of June 30, 2024, and 7.8363 HKD to 1.00 USD as of June 30, 2023. The equity accounts were stated at their historical rates. The average translation rates applied to the income statement accounts for the years ended June 30, 2025, 2024, and 2023 were 7.7893 HKD to 1.00 USD, 7.8190 HKD to 1.00 USD, and 7.8373 HKD to 1.00 USD, respectively. The change in the value of the HKD relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Recent Development

On October 7, 2025, our board of directors approved and adopted an equity incentive plan (the “2025 Share Incentive Plan”), which became effective on the same date. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Equity Incentive Plan” for details.

On June 20, 2025, we announced the appointment of GGF CPA Ltd (“GGF”) as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of the our board of directors, and subsequently approved by the our board of directors. GGF succeeds HTL International, LLC (“HTL”), our previous independent registered public accounting firm. On June 19, 2025, HTL declined to stand for re-election as the independent registered public accounting firm for us. The audit reports of HTL on the financial statements of us as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On June 16, 2025, our board of directors received the resignation letter from Mr. Shu Sang Joseph Law , effective on June 16, 2025. Mr. Shu Sang Joseph Law ’s resignation reflects a mutual agreement with the board of directors to step down as Chairman of the Board and the Director of the Company, and the resignation is not as a result of any disagreement with us relating to our operations, policies or practices.

On June 9, 2025, we entered into the L1 Securities Purchase Agreement with L1 Capital, pursuant to which we agreed to sell and issue up to US$7.4 million in face value of convertible notes and warrants to L1 Capital to purchase a certain number of Class A Ordinary Shares in three tranches, which contemplates (i) the first tranche consisting of up to US$2.2 million in principal amount of convertible notes and warrants, and 1,248,611 pre-delivery shares and pre-funded warrants to purchase an additional 213,389 pre-delivery shares (the “L1 First Tranche”), (ii) the second tranche consisting up to US$2.2 million in principal amount of convertible notes, to be issued pursuant to the terms and conditions of the L1 Securities Purchase Agreement and (iii) the third tranche consisting of up to US$3.0 million in principal amount of convertible notes, which may be issued by mutual agreement within 180 days after the second tranche closing. In connection with this transaction, we have entered into a warrant agreement with the placement agent, Boustead Securities, LLC, pursuant to which Boustead Securities, LLC is entitled to receive warrants representing five percent of the number of pre-delivery shares issued by the Company, if and when L1 Capital exercises its right to purchase and actually consummates its purchase of the pre-delivery Shares under the L1 Securities Purchase Agreement. On July 7, 2025, our registration statement on Form F-1 (Registration No. 333-288294) was declared effective by the SEC. On October 14, 2025, we entered into a letter agreement with L1 Capital (the “L1 Letter Agreement”), pursuant to which the parties agreed to amend the convertible notes issued in the L1 First Tranche such that the remaining portion thereof cannot be converted below a floor price equal to US$0.63, which represents 20% of the Minimum Price (as defined by Nasdaq Rules) as of June 9, the date of the execution of the L1 Securities Purchase Agreement and (ii) amend the warrants issued in the L1 First Tranche such that the exercise price of the warrants cannot be below US$0.63, and in the event the applicable conversion price or exercise price, as applicable, would otherwise be below US$0.63, the Company will issue shares at US$0.63 and pay L1 Capital the resulting economic difference in cash, calculated as set forth in the L1 Letter Agreement. Further, pursuant to the L1 Letter Agreement, the parties also agreed that all references to the second and third tranches in the L1 Securities Purchase Agreement shall no longer apply and be null and void. As of the date of this annual report, L1 Capital has converted a total of US$2,050,000 under the convertible notes issued in the L1 First Tranche, with the remaining principal amount of the outstanding notes totals US$150,000, which are convertible into up to 238,095 Class A Ordinary Shares based on the floor price equal to US$0.63 pursuant to the L1 Letter Agreement, and outstanding warrants to purchase 493,128 Class A Ordinary Shares (including pre-funded warrants to purchase an additional 213,389 Class A Ordinary Shares). On October 17, 2025, we entered into the L1 Convertible Note Agreement with L1 Capital, pursuant to which we agreed to sell and issue a convertible promissory note in the principal amount of US$1.5 million convertible into our Class A Ordinary Shares for aggregate gross proceeds of US$1.38 million (the “2025 New Note”). As of the date of this annual report, none of the 2025 New Note has been converted into Class A Ordinary Shares, and up to 14,895,729 Class A Ordinary Shares remain issuable upon conversion of the 2025 New Note based on the floor price of US$0.1007 pursuant to the L1 Convertible Note Agreement.

On May 3, 2025, we signed a non-binding Memorandum of Understanding with Orka Technologies Oy, a company incorporated and existing under the laws of Finland to jointly develop and construct a data center located in Finland.

On April 3, 2025, our board of directors approved the removal of the positions of (i) Ye Tao as the Co-Chief Executive Officer of the Company, (ii) Zhaolai Deng as the Chief Product Officer of the Company, (iii) Zhiyong Lin as the Chief Technology Officer of the Company; and (iv) Haodong Li as the Chief Operating Officer of the Company. The Board also approved that Tingjun Yang’s position was changed to the Chief Executive Officer of the Company, replacing his previous position of Co-Chief Executive Officer.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding its overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

On January 24, 2025, our board of directors, in accordance with the provisions of our amended and restated memorandum and articles of association and the BVI Act, adopted written resolutions and approved the issuance of 300,000 shares of Class B Ordinary Shares to Jianping Niu and 280,000 shares of Class B Ordinary Shares to Huabei Zhu , with a nominal value of 0.0001 per share, with such amounts to be paid in cash. Each of Jianping Niu and Huabei Zhu is an employee of us. Pursuant to our amended and restated memorandum and articles of association, holders of the Class B Ordinary Shares shall not receive the right to any dividend paid by us and distribution of the surplus assets of us on our liquidation, and may not convert their Class B Ordinary Shares into shares of any other class. Each Class B Ordinary Share in our Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of our Company or on any resolution of shareholders.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this form.

Seasonality and customer concentration

There is no seasonality in our business operations throughout the year. Our customer base for software development services tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2025, we had cash and cash equivalents of US$313,566. Our current assets were approximately US$7,191,985, and our current liabilities were US$2,921,270 as of June 30, 2025. Total retained earnings as of June 30, 2025 were US$3,336,442. Our cash flows provided by operating activities was US$13,832 for the year ended June 30, 2025.

Our operating results for future periods are subject to numerous uncertainties, and it is uncertain whether we will be able to achieve a net income position for the foreseeable future. If management is unable to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet current anticipated cash needs for at least the next 12 months after the issuance date of the consolidated financial statements. Meanwhile, we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily limited to: initiating private and public offerings; curtailing our business development activities; suspending the pursuit of our business plan; obtaining credit financing; controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will be able to raise additional capital if needed.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in HKD currency. HKD is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert HKD into U.S. dollars. As of June 30, 2025, cash and cash equivalents of approximately HKD2,461,464 (US$313,566), were held by the Group and its subsidiaries in mainland China, and Hong Kong. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2025. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended June 30,
	2025	2024	2023
Net cash provided by operating activities	$13,832	$929,203	$901,288
Net cash used in investing activities	(2,952,890)	-	(11,482)
Net cash provided by/(used in) financing activities	3,171,608	(888,932)	(871,487)
Effect of exchange rate changes on cash and cash equivalents	29,207	(7,858)	(45,688)
Net increase in cash and cash equivalents	261,757	32,413	(27,369)
Cash and cash equivalents at the beginning of period	51,809	19,396	46,765
Cash and cash equivalents at the end of period	$313,566	$51,809	$19,396

To date, we have financed our operations primarily through borrowings from our stockholders, related and unrelated parties.

Operating Activities

Net cash used in operating activities from continuing operations for the year ended June 30, 2025 was US$376,065 (total of US$13,832 provided by operating activities including net cash provided by operating activities from discontinued operations of US$389,897), mainly comprising a net income from continuing operations of US$1,477,806, a non-cash adjustment for loss on disposal of subsidiaries of $880,707 and an increase in tax payables and other liabilities of US$1,010,090, offset by an increase in accounts receivable of US$2,679,313, and an increase in advances to suppliers of US$1,167,355.

Net cash provided by operating activities from continuing operations for the year ended June 30, 2024 was US$250,776 (total of US$929,203 provided by operating activities including net cash provided by operating activities from discontinued operations of US$678,427), mainly comprising a net income from continuing operations of US$702,604 and an increase in tax payables of US$114,958, offset by an increase in accounts receivable of US$539,261.

Net cash used in operating activities from continuing operations for the year ended June 30, 2023 was US$72,525 (total of US$901,288 provided by operating activities including net cash provided by operating activities from discontinued operations of US$973,813), mainly comprising a net income from continuing operations of US$14,022, offset by an decrease in other liabilities of US$90,201.

Investing Activities

Net cash used in investing activities was US$2,952,890 for the year ended June 30, 2025, all of which was from continuing operations. Net cash used in investing activities was mainly due to (i) purchases of financial assets held for sale of US2,352,941, and (ii) proceeds of long-term investment of US$625,505.

Net cash used in investing activities for the year ended June 30, 2024 was nil from continuing operations and nil from discontinued operations.

Net cash provided by investing activities for the year ended June 30, 2023 was nil from continuing operations and (ii) US$11,482 from discontinued operations for purchase of fixed assets.

Financing Activities

Net cash provided by financing activities was US$3,171,608 for the year ended June 30, 2025, all of which was from continuing operations. Net cash provided by financing activities was mainly due to (i) issuance of ordinary shares for cash of US$1,695,597, and (ii) proceeds from issuance of convertible bonds and warrants of US$1,413,011.

Net cash used in financing activities for the year ended June 30, 2024 was US$888,932 comprising (i) US$931,348 used in financing activities for continuing operations and (ii) US$42,416 provided by financing activities from discontinued operations. Net cash used in financing activities for continuing operations included repayment of interest-free loan to related parties of US$191,703 and an increase in deferred IPO cost of US$740,645.

Net cash used in financing activities for the year ended June 30, 2023 was US$871,487 comprising (i) US$329,405 from continuing operations and (ii) US$542,082 from discontinued operations. Net cash used in financing activities for continuing operations included deferred IPO cost of US$329,405.

Holding Company Structure

See “Item 3. Key Information— Holding Company Structure” for details.

5.C. Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our technology and developing new products and solutions. See “Item 4. Information on the Company—4.B. Business Overview— 1. Software Development Portfolio,” “Item 4. Information on the Company—4.B. Business Overview— 2. Exhibition and Conference Service Portfolio” and “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of this consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

Based on a strategic plan, the Company sold Guangzhou Sanyi Network and Guangzhou 3E Network pursuant to an Equity Transfer Agreement made upon HONGKONG TECHFAITH LIMITED. As of June 30, 2025 and 2024, the operation of Guangzhou Sanyi Network and Guangzhou 3E Network was classified as a discontinued operation. For the years ended June 30, 2025 and 2024, the operation of Guangzhou Sanyi Network and Guangzhou 3E Network was presented in discontinued operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Guangzhou Sanyi Network and Guangzhou 3E Network. None of the ese reclassifications had an impact on reported financial position or cash flows for any of the period presented.

Revenue recognition

3e Network applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented. The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when contracted goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

We elected a practical expedient that it does not adjust the contract consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its contracted services or deliverables to its customers and when the customer pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

We are a B2B IT business solutions provider. Started as a business that focuses on integrated software solutions in the property management and exhibition services spaces, we have expanded our software solution offering to reach across a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Our revenue streams include software development services, exhibition and conference software sales, and exhibition and conference hardware sales.

Software development services

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

The Company enters into a distinct contract with its customer for the provision of software development services. The revenue generated from software development services is generally on a fixed price basis. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Revenue from software development services contracts requires the Company to design a software system based on clients’ specifications or provide them with standard software. The contract covenants include (1) developing software according to client specifications, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to clients, (4) providing training on the use of the software and (5) option to purchase warranty. The required work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we provide a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty, so we do not consider it a separate performance obligation. The costs to us of fulfilling our obligation under the warranty clause have been immaterial.

Covenants (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Covenants (4) and (5) identified in the customized software development contract are immaterial when considering both the qualitative and quantitative factors of these performance obligations. Therefore, the Company concludes that we should combine all of the services in a software service contract into a single performance obligation. The single performance obligation identified is to develop, test and deploy, and deliver the software according to client specifications. We recognize revenue for the delivery of customized software development service at a point in time when the system is delivered to the client for acceptance testing and the acceptance report is signed, which represents the point in time that the performance obligation of the contract is satisfied and the ownership control of the software is transferred to the client.

Differences between the timing of billings and the recognition of revenues are recorded as advance from customers which is classified as current liabilities on the consolidated balance sheets. When the right to payment becomes unconditional, the amount due from the customer under the contract, net of the related advances from the customer, is recorded as accounts receivables.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenues.

We work closely with the customers to analyze their software requirements, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For the years ended June 30, 2025, 2024 and 2023, our main products under our custom software solutions offering include software products developed for property management companies, restaurant management, intelligent music generation, and highway monitoring and control. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. For example, in 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with designed power generation capacity under 10 megawatts or management companies that manage distributed solar power plants of that size. Our designed system allows management to access it via a mobile device or a PC to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to asset recording.

Exhibition and conference services

We provide materials and hardware such as gates, card readers, visitor tags, and health code readers and personnel required to operate the hardware to exhibition and conference organizer in exhibition and conference services. The service is to provide an entrance system for the exhibition and conference to record and monitor its visitors and participants. The pricing of the service is usually determined with a markup based on the cost of materials, hardware and labor cost. The contract is generally for a fixed period covering the set-up time and the exhibition or conference period. There are no warranties provided for this service.

We have a relatively small number of customers for our exhibition and conference services. Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive IT business solution provider, and we do not have long-term commitments from any of our customers to purchase our services. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. A number of factors other than our performance could also cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, customers’ decision to switch to another service provider.

For this type of service, it involves a series of interrelated tasks that cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. Therefore, we recognize a single performance obligation to provide the complete service to the client during the contract period. The ownership control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefit when the complete service is provided. Thus, the revenue is recognized at a point in time when the provision of service is completed.

This type of income was only generated by Guangzhou Sanyi Network. As the Group sold 60% equity of Guangzhou Sanyi Network, this type of income was reclassified to income from discontinued operations.

Hardware sales

We sell hardware such as gates, facial recognition gate control units and card readers to our customers. The hardware is generally used by our customers along with the software developed by us. The hardware can be provided with or without installation services, although we provide both hardware deliveries and installation services. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an add-on process to make the hardware operable. The single performance obligation identified is the provision of hardware to the customers. Revenue is recognized when the customer has confirmed the receipt of the hardware, which is the point in time that the ownership control of the product is transferred to the customer and the performance obligation is satisfied.

This type of income was only generated by Guangzhou Sanyi Network. As the Group sold 60% equity of Guangzhou Sanyi Network, this type of income was reclassified to income from discontinued operations.

Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. An allowance for credit losses is recorded in the period when loss is probable. We determine the adequacy of a reserve for credit losses based on individual account analysis and historical collection trends. We establish a provision for credit losses when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. We regularly review the adequacy and appropriateness of the allowance for credit losses.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Tingjun Yang	43	Chief Executive Officer and Director
Hailiang Jia	49	Chief Financial Officer
Hao Liu	39	Independent Director
Na Mi	41	Independent Director
Yu Liu	42	Independent Director

Dr. Tingjun Yang, 43, Chief Executive Officer, IT Security Officer and member of the board of directors. Dr. Yang first joined HK 3e Network in October 2023 as its chief executive officer. He started to serve as IT security officer since January 2024 and member of the board of directors since August 2024. Previously, from September 2013 to September 2023, Dr. Yang served as head of technology for Hangzhou Phantec Co. Ltd., a technology company he helped found that focuses on data analytics and data mining. Dr. Yang has extensive research experience in data analytics. Before helping establish Hangzhou Phantec Co. Ltd., from June 2010 to September 2013, Dr. Yang spent almost three years conducting research and working on his PhD dissertation in computer science at his alma mater, Zhejiang University. From July 2009 to June 2010, Dr. Yang served as a structure engineer for Alibaba Cloud Computing Co. Ltd., the cloud computing division of Alibaba Group, one of the largest Chinese technology companies. Dr. Yang received his PhD in computer science in 2015 and his Bachelor’s degree in computer science in 2004, both from Zhejiang University.

Mr. Hailiang Jia, 49, Chief Financial Officer. Mr. Jia started to serve as our Chief Financial Officer since November, 2024. Mr. Jia possesses over two decades of extensive experience in corporate finance and accounting and was in charge of the corporate finance, accounting, audit, budget management, and risk control works in multiple companies in the PRC. From June 2003 to October 2008, Mr. Jia served as the Chief Financial Officer at Henan Haiyang Chemical Fiber Group Co., LTD. in China. Between November 2008 and October 2014, he served as the Chief Financial Officer at Zhengzhou Sanhui Electric Co., LTD. in China. From November 2014 to October 2019, Mr. Jia served as the Chief Financial Officer of Zhengzhou Wote Energy-saving Technology Co., LTD. in China. Between November 2019 and December 2021, he was an independent market researcher and entrepreneur. Starting from August 2022, Mr. Jia has been a certified public accountant at Hebei Huatai United Accounting Firm. Mr. Jia has concurrently served as an independent director of AGM Group Holdings Inc. (Nasdaq: AGMH) since June 2025. Mr. Jia received a bachelor’s degree in finance and accounting from Henan University of Technology (formerly known as Henan Food University) in 2000 and a master’s degree of business administration from the same university in 2013.

Mr. Hao Liu, 39, has served as a member of the board of directors since December 2024. From October 2017 to February 2019, Mr. Liu worked as the Chief Technology Officer at Huasheng Securities, a securities company in China. Mr. Liu is the founder of Shenzhen Columbus Digital Technology Co., Ltd., a leading company in data technology in China, and has served as the President and Chief Executive Officer of the company since January 2020. He is the co-founder and Chief Executive Officer of Jeethen Capital since August, 2021. From March 2021 to August 2021, Mr. Liu served as Chief Executive Officer and Director of Mercurity Fintech Holding Inc. (Nasdaq: MFH), a Nasdaq-listed company, where he successfully led the company’s business transformation and upgrade. Starting from August 2021, Mr. Liu has served as a vice president at Firming Securities, a securities company in Hong Kong. Pioneering the integration of artificial intelligence technologies with quantitative trading, Mr. Liu’s work in developing financial algorithm cloud services has supported over 150 publicly-listed companies and brokerage firms. Under his leadership, his team also developed cross-chain clearing technology, which has greatly promoted the application of related fintech. Additionally, Mr. Liu is an angel investor in several fintech companies. Mr. Liu received a bachelor’s degree in software engineering from Nanjing University of Science and Technology in China in 2008.

We believe that Mr. Liu qualifies as a member of our Board, because the Company could benefit from his extensive industry insights in fintech and exceptional strategic visions about market opportunities in cutting-edge sectors.

Ms. Na Mi, 41, has served as a member of the board of directors since December 2024. Ms. Mi is an experienced broadcast journalist with about 15 years of experience in journalism, digital media, and public relations. Since June 2010, she has served as a news anchor for Zhengzhou Radio and Television Station Between March 2008 and May 2010, she served as a news host for Jiangxi Radio and Television Network in Jiangxi Province, China. Ms. Mi has participated in numerous national scale media projects, and has received industrial accolades for her work as a journalist. In 2014, she was one of 27 finalists nominated for the Golden Microphone Award, an annual national award presented by the China Federation of Radio and Television Associations to the top broadcasting journalists in China between 1993 and 2014. Ms. Mi received a master’s degree in broadcasting and anchoring from Communication University of China in 2018 and a bachelor’s degree in broadcasting and anchoring from Jiangxi Normal University in 2008.

We believe that Ms. Mi qualifies as a member of our Board, because the Company could benefit from her knowledge and experience in news media and public relations in managing our public and investor relationship and her expertise in digital communication and technologies in expanding the reach of our products and services.

Mr. Yu Liu, 42, has served as a member of the board of directors since December 2024. From September 2007 to August 2008, Mr. Liu served as Senior Engineer at Huayi Electric Co., Ltd.. Between July 2016 and July 2018, he was General Manager at Henan Longshibo Big Data Technology Co., Ltd., where he led several provincial-level technological projects related to intelligent big data systems, including the comprehensive big data platform for smart cities and the big data platform for smart transportation projects. Since October 2018, Mr. Liu has been General Manager of Shenzhen Hongyun Tongda Technology Co., Ltd., a wholly-owned subsidiary of HPF Co., Ltd. (SHE: 300350), an A share-listed company in China. Earlier in his career, Mr. Liu had worked at the Center for Engineering and Scientific Computation at Zhejiang University. Mr. Liu received a bachelor’s degree from Jilin University in China in 2007, a master’s degree in electrical automation from the University of Sheffield in UK in 2008, and a Ph.D. in aerospace information technology from Zhejiang University in China in 2016.

We believe that Mr. Liu qualifies as a member of our Board because of his extensive experience in the areas of renewable energy, the Internet of Things (IoT), logistics and industry information technologies and his industry expertise in a variety of fields, such as industry, finance, securities, and investment.

6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended June 30, 2025, we did not pay compensation to our directors or executive officers. We have accrued US$34,514 as salary to our directors, and US$94,811 as salary to our directors and executive officers in total. We have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Employment Agreements and Indemnification Agreements

Dr. Tingjun Yang entered into an employment agreement on October 12, 2023 with HK 3e Network. Pursuant to such employment agreement, Dr. Yang agreed to provide services as chief executive officer of HK 3e Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or US$34,514).

Furthermore, Hailiang Jia entered into an employment agreement on November 20, 2024 with us. Pursuant to such employment agreement, Mr. Jia agreed to provide services as our chief financial officer. The employment agreement has a two-year term, and provide for an annual remuneration of RMB180,000 (or US$24,914.2).

Other than the aforementioned employment agreements entered into the executive officers by our subsidiaries, the Company has signed an offer letter with each executive officer, a form of which is filed as an exhibit to this annual report on Form 20-F.

We will also enter into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to this annual report on Form 20-F. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Equity Incentive Plan

2025 Share Incentive Plan

In October 2025, our board of directors adopted and approved an equity incentive plan, which we refer to as the 2025 Plan, to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of the Company’s shareholders generally. The following paragraphs summarize the key terms of the 2025 Plan.

Types of Awards. The 2025 Plan permits awards in the form of options (including incentive share options (“ISOs”) and non-qualified share options (“NSOs”)), restricted shares, restricted share units (“RSUs”), and other types of awards approved by the Administrator in accordance with the plan.

Share Reserve. The number of shares of our Class A Ordinary Shares available for issuance under our 2025 Plan (the “Award Pool”) is 4,754,432, plus an annual increase on the first day of each fiscal year of the Company during the 2025 Plan’s initial three-year period, commencing with the fiscal year beginning on January 1, 2026, by

(i)	an amount equal to 3.0% of the total number of Class A Ordinary Shares issued and outstanding on the last day of the immediately preceding fiscal year; or

(ii)	such lesser number of Class A Ordinary Shares as may be determined by our board of directors; provided that the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

To the extent an award terminates, expires or lapses, the shares again become available; shares delivered or withheld to pay an exercise price or satisfy tax withholding may again be granted; and shares forfeited or repurchased from restricted share awards may also return to the pool, in each case subject to plan limits and ISO rules, while shares issued in assumption or substitution of awards of an acquired entity do not count against the reserve.

Administration. The 2025 Plan is administered by a committee of at least two members appointed by our board of directors (or, if no committee is appointed, the board) (the “Administrator”).

Award Terms. Each option must have an exercise price at either a fixed amount or a variable amount tied to the fair market value of our Class A ordinary shares. Each options must have a term not exceeding ten years. Vesting, exercise methods and settlement of the Awards shall be determined by the Administrator.

Eligibility. Equity awards authorized under the 2025 Plan may be granted to our employees, directors, and consultants in accordance with the terms and conditions of the 2025 Plan. However, ISOs may only be granted to our employees.

Treatment in Corporate Transactions. In the event of certain corporate transactions (including amalgamations, asset sales, liquidations, reverse takeovers, or acquisitions of more than 50% voting power), or other changes in capital structure, the Administrator may adjust outstanding awards and the share reserve and may provide for one or more of the following: (i) termination of awards after providing a limited exercise window, (ii) cash-out of awards (including termination for no payment if underwater), (iii) assumption or substitution by a successor, (iv) replacement with other rights or property, or (v) cash payment based on share value and, where applicable, with timing structured to comply with Section 409A; the 2025 Plan does not mandate automatic acceleration unless provided in the applicable award agreement or separate arrangement.

Transfer Restrictions. Awards granted under the 2025 Plan are generally non-transferable and exercisable only by the participant, with limited exceptions as provided by the 2025 Plan.

Plan Term and Amendments. The 2025 Plan will expire ten years from the date of its adoption, unless earlier terminated by our board of directors. The board of directors may amend or terminate the plan at any time, subject to shareholder approval if required by applicable law or exchange listing rules.

6.C. Board Practices

Board of Directors

As of the date of this annual report, our board of directors consists of four directors, including three independent directors, namely Na Mi, Hao Liu, and Yu Liu, and our board of directors has determined that each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our Amended and Restated Articles or the BVI Act. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of Tingjun Yang, Hao Liu, Na Mi and Yu Liu, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Committees of the Board of Directors

We have established three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hao Liu, Na Mi and Yu Liu upon the effectiveness of their appointments. Hao Liu is the chairperson of our audit committee. We have determined that Hao Liu, Na Mi and Yu Liu will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Hao Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Hao Liu, Na Mi and Yu Liu upon the effectiveness of their appointments. Yu Liu is the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing periodically and approving long-term incentive compensation or equity plans, if any;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Hao Liu, Na Mi and Yu Liu upon the effectiveness of their appointments. Na Mi is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

6.D. Employees

See “Item 4. Information on the Company—4.B. Business Overview—Employees.”

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers who beneficially own our Class A Ordinary Shares; and

●	each person known to us to own beneficially 5% of our Class A Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. As of November 12, 2025, we have 16,848,107 Class A Ordinary Shares and 580,000 Class B Ordinary Shares issued and outstanding.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have five shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power*
Directors and Executive Officers:(1)
Tingjun Yang	—	—	—	—
Hailiang Jia	—	—	—	—
Na Mi	—	—	—	—
Hao Liu	—	—	—	—
Yu Liu	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—
5% Principal Shareholders:
Shu Sang Joseph Law(2)	7,700,000	—	44.18	27.07
L1 Capital Global Opportunities Master Fund(3)	1,795,614	—	9.99	6.31
Jianping Niu(4)	—	300,000	1.72	21.09
Huabei Zhu(5)	—	280,000	1.61	19.68

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the (i) 17,428,107 ordinary shares, being the total number of shares outstanding as of November 12, 2025, and (ii) the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after November 12, 2025.

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to twenty (20) votes per share on all matters submitted to them for a vote. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Class B Ordinary Shares may only be issued to the Company’s employees or its subsidiaries’ employees or companies whose principal shareholder is such an employee and only if approved by 75% of the directors voting at a meeting or the directors or by a written resolution of directors passed by 75% of all the directors. Class A Ordinary Shares may be issued with the approval of 50% of the directors at a meeting or the directors or by a written resolution of directors passed by 50% of all the directors. Where the employment by the Company of a holder of Class B Ordinary Shares is terminated, their Class B Ordinary Shares are subject to compulsory redemption. Class B Ordinary Shares are non-transferable whilst Class A Ordinary Shares may be transferred in accordance with the articles of association. Neither Class A Ordinary Shares nor Class B Ordinary Shares are convertible into shares of any other class of the Company.

(1)	Unless otherwise indicated, the business address of each of the individuals is No.118 Connaught Road West, 3003-2 Hong Kong, China .

(2)	The business address for Mr. Shu Sang Joseph Law is Flat A, 7/F, Dragonview Count, 5 Kotewall Road, Hong Kong.

(3)	L1 Capital Global Opportunities Master Fund is an exempted company incorporated under the laws of the Cayman Islands. David Feldman and Joel Arber are the directors of L1 Capital Global Opportunities Master Fund. As such they may be deemed to be beneficial owners of such Class A Ordinary Shares. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes. The business address of L1 Capital Global Opportunities Master Fund is 161A Shedden Road, 1 Artillery Court, PO Box 10085, Grand Cayman KY1-1001, Cayman Islands.

(4)	The business address for Mr. Niu Jianping is No.70, Building 9, No.36, Puhui Road, Jinshui District, Zhengzhou City, Henan Province.

(5)	The business address for Mr. Zhu Huabei is No.402, Unit 3, Building 18, No.134, Jianshe Road, Muye District, Xinxiang City, Henan Province.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Equity Incentive Plan.”

Other Related Party Transactions

Transactions with Guangzhou Sanyi Network

In the year ended June 30, 2025, we had an amount due to Guangzhou Sanyi Network, an entity which we hold 40% of its total equity, of approximately US$1.6 million of interest-free loan, and there were no such transactions for the years ended June 30, 2024 and 2023.

Transactions with Our Management Personnel and Shareholder

In the year ended June 30, 2025, we recorded an amount due from one of our shareholders, Mr. Shu Sang Joseph Law, of approximately US$0.1 million, and there were no such transactions for the years ended June 30, 2024 and 2023. We also recorded an amount due to Mr. Shu Sang Joseph Law of approximately US$0.1 million in the year ended June 30, 2023, we, and there were no such transactions for the years ended June 30, 2025 and 2024.

In the year ended June 30, 2025, we recorded an amount due to Mr. Tingjun Yang, our chief executive officer and director, of approximately US$0.1 million, and there were no such transactions for the years ended June 30, 2024 and 2023.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Subject to the BVI Act and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the BVI. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.”; “— We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”; and “— Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong and PRC subsidiaries.

We are a business company incorporated in the BVI. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our and Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” and “Item 10. Additional Information— 10.E. Taxation — Material PRC Income Tax Considerations” for information on the potential PRC tax consequences of any cash dividends.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

Under the applicable laws and regulations in relation to taxation in Hong Kong, no withholding tax is levied in Hong Kong in respect of dividends paid by HK 3e Network to its shareholder(s). See “Item 10. Additional Information — 10.E. Taxation — Hong Kong Profits Taxation.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

On January 10, 2025, the Company closed its initial public offering of 1,250,000 Class A Ordinary Shares, par value US$0.0001 per share. Our Class A Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MASK.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 8, 2025 under the symbol “MASK.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a BVI company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, Revised Edition 2020, as amended, which we refer to as the “BVI Act” below, and the common law of the BVI.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association as currently in force, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-276180) filed with the Securities and Exchange Commission on December 20, 2023.

The following are summaries of material provisions of our amended and restated memorandum and articles of association, which we refer to as the “Amended and Restated Articles” below, and the BVI Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the BVI is at Aegis International Group Limited, Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands or at such other location as the Directors may from time to time determine.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. All of our issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by our Amended and Restated Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Articles governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act. The holders of our Class B Ordinary Shares shall not receive the right to any dividend paid by the Company.

Voting Rights. Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Articles. At each meeting of shareholders, each Class A shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share that such shareholder holds. Each Class B shareholder will have twenty votes for each Class B Ordinary Share that such shareholder holds.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in our Amended and Restated Articles, any of our Class A shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Subject to our Amended and Restated Articles, each Class B Ordinary Share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and are not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void.

Liquidation. As permitted by the BVI Act and our Amended and Restated Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, Revised Edition 2020, as amended.

If we are wound up and the assets available for distribution among our Class A shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those Class A shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the Class A shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our Class A shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The Class B Ordinary Shares do not have the right to any distribution of the surplus assets of the Company on its liquidation.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

The Class B Ordinary Shares may be redeemed at the directors’ discretion by resolutions of directors as set out in the memorandum of association of the Company.

Variations of Rights of Shares. If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders. Under our Amended and Restated Articles, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if if members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall constitute waiver in relation to all the shares which that member holds.

The quorum for a meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. A quorum may comprise a single member or proxy and then such person may pass a resolution of members and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of members. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records. Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its Amended and Restated Articles (with any amendments) and records of license fees paid to date and will also disclose any certificates of dissolution, articles of merger, a register of charges if the company has elected to file such a register and list of directors filed with the Registrar.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Articles, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Authorised Shares. We may from time to time by resolution of our board of directors or, subject to our Amended and Restated Articles:

●	amend our Amended and Restated Articles to increase or decrease the maximum number of shares we are authorized to issue;

●	split our authorized and issued shares into a larger number of shares;

●	combine our authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the Amended and Restated Articles to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) No conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and No cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) No proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the BVI Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Amended and Restated Articles be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, Revised Edition 2020, as amended for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our Amended and Restated Articles provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the Amended and Restated Articles, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Amended and Restated Articles

Some provisions of our Amended and Restated Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The Amended and Restated Articles also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under BVI law, our directors in the exercise of their powers granted to them under our Amended and Restated Articles and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Amended and Restated Articles. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our Amended and Restated Articles, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the BVI Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Amended and Restated Articles allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our Amended and Restated Articles do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our Amended and Restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles, a director may be removed from office by a resolution of members or by resolution of directors. A resolution passed for such purpose may only be passed (i) by a resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company presented at a meeting called for the purpose of removing the director or for purposes including the removal of the director or (ii) by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholder.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Amended and Restated Articles, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. Under our Amended and Restated Articles, the rights attached to any class of shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Amended and Restated Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is filed and registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act, Revised Edition 2020, as amended. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The BVI currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange” and “—Regulation Related to Dividend Distribution.”

10.E. Taxation

U.S. Federal Income Taxation Considerations

The following does not address the U.S. federal income tax considerations to any particular investor or to any person in special tax situations such as:

●	banks;

●	financial institutions or underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	persons that have a “functional currency” other than the U.S. dollar;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities (except as explicitly discussed below in “Material U.S. Federal Income Tax Considerations Applicable to U.S. Holders of Our Class A Ordinary Shares”);

●	beneficiaries of a Trust holding our Class A Ordinary Shares;

●	persons holding our Class A Ordinary Shares through a Trust;

●	persons that acquire Class A Ordinary Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	persons that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and

●	persons subject to Section 451(b) of the Revenue Code.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase our Class A Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Material U.S. Federal Income Tax Considerations Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth certain material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This brief description is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Revenue Code”), existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a U.S. Holder of the ownership or disposition of Class A Ordinary Shares.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

We urge potential purchasers of our Class A Ordinary Shares to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our Class A Ordinary Shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF CLASS A ORDINARY SHARES. HOLDERS OF CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income”, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under IRS authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq (on which our Class A Ordinary Shares are listed). Even if our Class A Ordinary Shares are listed on the Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as “qualified dividend income” (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in USD) and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in such Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Class A Ordinary Shares on the exercise of a Warrant. A U.S. Holder’s tax basis in Class A Ordinary Shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. A U.S. Holder’s holding period for Class A Ordinary Shares received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which such U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

Passive Foreign Investment Company (“PFIC”)

For U.S. federal income tax purposes, a non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the Revenue Code, for any taxable year if either:

●	75% or more of its gross income for such taxable year is passive income (as defined for U.S. federal income tax purposes)(the “income test”); or

●	50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the PFIC provisions of the Revenue Code, passive income generally includes dividends, interest, certain rents and royalties and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. For purposes of the income test and asset test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and we are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including under certain circumstances, a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable years (or portions thereof) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and for which the Company is determined to be a PFIC, makes a mark-to-market election with respect to such shares for such taxable year. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq (on which our Class A Ordinary Shares are listed). If the Class A Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC; however, we cannot guarantee that our Class A Ordinary Shares will continue to be listed and regularly traded on the Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a timely and valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that we will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or will be requested. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938.

Material PRC Income Tax Considerations

The following brief description of PRC enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended February 24, 2017, and December 29, 2018 and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and were subsequently amended on April 23, 2019 and again on December 6, 2024, with the latest amendment effective as of January 20, 2025,” enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the BVI and we gain some income by way of dividends paid to us indirectly from Guangzhou Sanyi Network through HK 3e Network. The EIT Law and its implementation rules provide that China-sourced income of qualified non-resident enterprises, such as dividends paid by a to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise.

According to SAT Notice 82, which was promulgated on April 22, 2009 and became effective retroactively on January 1, 2008, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of the PRC; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of the PRC; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of the PRC.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of 3e Network, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that 3e Network and HK 3e Network should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Doing Business in China — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, our PRC subsidiaries are subject to the enterprise income tax at the rate of 25%, except that, pursuant to the Announcement [2023] No. 12 jointly issued by the Ministry of Finance and the State Taxation Administration, if an enterprise meets certain criteria and is recognized as a small-scale and low-profit enterprise, it is entitled to continue enjoying the preferential tax policy under which its taxable income is calculated at 25% of its actual amount and is then subject to a reduced enterprise income tax rate of 20%. This preferential policy is effective through December 31, 2027. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that 3e Network is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event 3e Network is determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Profits Taxation

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profits tax rates regime, the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%. If an entity has one or more “connected entities”, the Ordinance only allows the one which is nominated to be chargeable at the two-tiered rates to be eligible for the two-tier tax rate benefit, and the others are not qualified for the two-tiered profits tax rates for the same year of assessment. The nominated entity may make an election for the two-tiered profits tax rates by declaring in its Profits Tax Return, and the election, once made, is irrevocable. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control of the same entity; or (3) in the case of the first entity being a natural person carrying on a sole proprietorship business — the other entity is the same person carrying on another sole proprietorship business. In general, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (1) owns or controls more than 50% in aggregate of the issued share capital of the latter entity, (2) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (3) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

HK 3e Network had not derived any estimated assessable profits for Hong Kong profits tax purpose for the years ended 31 December 2022, 31 December 2021 and 31 December 2020.

In respect of foreign derived income received by our Hong Kong subsidiary (such as dividends paid to HK 3e Network by Guangzhou 3E Network and Guangzhou Sanyi Network), under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any withholding tax in Hong Kong. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy” for further details on our dividend policy.

British Virgin Islands Taxation

The disclosure relating to tax consequences under BVI law is the opinion of Harney Westwood & Riegels, our counsel as to BVI law.

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the BVI.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the Class A Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands. Save for the Convention on Mutual Administrative Assistance in Tax Matters (“MAAC”), there is no income tax treaty or convention (including any double taxation agreements or arrangements) currently in effect between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The BVI, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the BVI introducing certain economic substance requirements for in-scope BVI entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the company.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://www.3etech.cn.In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of June 30, 2025, all of our cash and cash equivalents and restricted cash was held by major financial institutions located in Hong Kong. We believe that these financial institutions located in Hong Kong are of high credit quality. For accounts receivable and due from related parties, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for credit losses. In this regard, we consider that our credit risk for accounts receivable and due from related parties is significantly reduced.

Concentration of Customers and Suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the years ended June 30, 2025, 2024 and 2023 or as of June 30, 2025, 2024 and 2023, respectively:

	A	B	C	D	E	F
Revenues, customer concentration risk
Year ended June 30, 2025	21%	20%	17%	12%	—	—

Year ended June 30, 2024	—	45%	—	—	31%	23%

Year ended June 30, 2023	—	—	—	—	—	—

Accounts receivable, customer concentration risk
As of June 30, 2025	—	38%	14%	17%	—	*

As of June 30, 2024	—	72%	—	—	—	28%

As of June 30, 2023	—	—	—	—	—	—
					G	H
Purchase, supplier concentration risk
Year ended June 30, 2025	—	—	—	—	71%	29%

Year ended June 30, 2024	—	—	—	—	—	—

Year ended June 30, 2023	—	—	—	—	—	—

Accounts payable, supplier concentration risk
As of June 30, 2025	—	—	—	—	—	100%

As of June 30, 2024	—	—	—	—	—	—

As of June 30, 2023	—	—	—	—	—	—

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the reporting date.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333- 276180) in relation to the initial public offering of 1,250,000 of our Class A Ordinary Shares at a public offering price of US$4.00 per Class A Ordinary Share. The registration statement was declared effective by the SEC on December 20, 2024. Craft Capital Management LLC was the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$1,695,539 from our initial public offering in January 2025. Our expenses incurred and paid to others in connection with the issuance and distribution of Class A Ordinary Shares in our offering totaled US$3,304,461, which included US$560,453 for underwriting discounts and commissions and US$2,744,008 for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 10, 2025, the date that we closed our initial public offering, to June 30, 2025, we used approximately US$1.46 million of the net proceeds from our initial public offering or purposes of expansion of current businesses and general working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Registered Direct Offering and Concurrent Private Placement (2025)

On June 9, 2025, we entered into the L1 Securities Purchase Agreement with L1 Capital, pursuant to which we agreed to sell and issue up to US$7.4 million in face value of convertible notes and warrants to L1 Capital to purchase a certain number of Class A Ordinary Shares in three tranches. On July 7, 2025, our registration statement on Form F-1 (Registration No. 333-288294) was declared effective by the SEC. Accordingly, as of the date of this annual report, we have received additional US$1,256,500 (net of original issue discount of 8%) from L1 Capital. We plan to use the net proceeds from L1 Capital for general corporate and working capital or other purposes that our board of directors deems to be in our best interest.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended June 30, 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of June 30, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) lack of competent U.S. GAAP reporting staff; and (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

To remediate the first identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

●	hired more qualified staff to fill up the key roles in the operations, including our recent appointment of an IT security officer, Dr. Tingjun Yang in January 2024, who is also our Chief Executive Officer;

●	set up a financial and system control framework with formal documentation of polices and controls in place;

●	established an audit committee chaired by Mr. Hao Liu with extensive industry insights and experiences;

●	provided ongoing training courses in U.S. GAAP to existing personnel in accounting department; and

●	continuing our efforts to implement necessary review and controls at related levels and ensuring all important documents and contracts would be submitted to the office of Chief Executive Officer for retention and review.

To remediate the second identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

●	established an audit committee;

●	to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; and

●	continue to update the period end closing checklist.

We intend to remediate these material weaknesses and expect that we will incur certain costs for implementing our remediation measures. The implementation of these measures, however, may not fully remediate the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remediated. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares—Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Because we are an emerging growth company, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hao Liu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq. Mr. Hao Liu, Ms. Na Mi and Mr. Yu Liu each satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1(file No. 333- 276180) filed with the SEC on December 20, 2023, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC and GGF CPA Ltd, our independent registered public accounting firms, for the periods indicated.

	Year Ended June 30,
	2024	2025
	USD	USD
	(in thousands)
Services
Audit Fees(1)	190	160
Audit-Related Fees(2)	50	50
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	240	210

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditors, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.
(4)	All Other Fees. All other fees mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by HTL International, LLC and GGF CPA Ltd, our independent registered public accounting firms, including audit services and other services as described above.

We incurred approximately US$210,000 in professional service fees for auditing, with GGF, a certified independent accounting firm, handling the audit of the 2025 financial statements at a fee of US$160,000. HTL was responsible for the interim review of the 2024 financial statements, with an audit fee of US$50,000.

We incurred approximately US$240,000 for professional services rendered by our registered independent public accounting firm, HTL for the audit of the Company’s financial statements for 2024, and the interim reviewt of the Company’s financial statements for 2023.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report the Form 6-K (File Number 001-42466) filed with the Securities and Exchange Commission on June 20, 2025.

ITEM 16G. CORPORATE GOVERNANCE

As a business company incorporated in the BVI and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. During the fiscal year ended June 30, 2025 and during the period from June 30, 2025 until the date of this annual report, we have followed certain home country corporate governance practices instead of Nasdaq Listing Rule 5620, which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing ordinary shares or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The Company did not hold an annual meeting of shareholders during the fiscal year ended June 30, 2025. Such practice is not prohibited by BVI law. Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Our Class A Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us, the form of which is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all key employees for product development regularly.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer, which receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief executive officer and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

As of the date of this annual report, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 3 E Network Technology Group Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, effective October 6, 2021 (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
1.2	Amended and Restated Memorandum and Articles of Association, effective January 3, 2024 (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
2.2	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on June 9, 2025).
2.3	Form of Warrant (incorporated by reference to Exhibit 4.2 to our Form 6-K filed with the SEC on June 9, 2025).
Private Placement Warrants issued to Placement Agent dated June 9, 2025 (incorporated in reference to Exhibit 4.4 of our registration statement on Form F-1 (file No. 333-288294) filed with the SEC on June 24, 2025).
2.4	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on October 20, 2025).
4.1	2025 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on October 16, 2025).
4.2	English Translation of Project Consultation Service Agreement, dated December 20, 2023, between Shanhu Technology (Guangdong) Co. Ltd., and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.3	English Translation of Sun Yat-sen University Science Park Real Property Rental Agreements, dated April 1, 2024, between Guangzhou Sun Yat-sen University Science Park Co. Ltd. and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.4	English Translation of Employment Agreement, dated October 12, 2023, between Tingjun Yang and HK 3e Network (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.5	Form of Offer Letter for Executive Officer of the Registrant (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.6	Form of Offer Letter from the Registrant to the director nominees (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.7	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.8	Form of Confidentiality Agreement between Officers of Guangzhou Sanyi and Guangzhou Sanyi (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.9	English Translation of Form of Software Sales Agreement between Dongguan Fanxin Electric Technology Co., Ltd. and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).
4.10	English Translation of Form of Software Sales Agreement between Zhejiang Kewoyi International Trading Co., Ltd and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).

Exhibit Number	Description of Document

4.11	English Translation of Real Property Rental Agreement, dated March 3, 2024, between Qihe He and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.36 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).
4.12	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3e Network Technology Company Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on Match 27, 2025).
4.13	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3E Network Technology Company Limited (incorporated by reference to Exhibit 99.2 to our Form 6-K filed with the SEC on Match 27, 2025).
4.14	Form of Securities Purchase Agreement dated June 9, 2025 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on June 9, 2025).
4.15	Form of Registration Rights Agreement dated June 9, 2025 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on June 9, 2025).
4.16	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on June 9, 2025).
4.17	Warrant Agreement dated June 9, 2025 by and between 3 E Network Technology Group Limited and Boustead Securities, LLC (incorporated by reference to Exhibit 10.39 of our registration statement on Form F-1 (file No. 333-288294) filed publicly with the SEC on June 24, 2025).
4.18	Form of Securities Purchase Agreement dated October 17, 2025 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on October 20, 2025).
4.19	Form of Registration Rights Agreement dated October 17, 2025 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on October 20, 2025).
4.20	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on October 20, 2025).
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shanghai Skylight Law Firm
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of JT&N (Hong Kong)
15.4*	Consent of GGF CPA Ltd, Independent Registered Public Accounting Firm
15.5*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm
16.1	Letter of HTL International, LLC (incorporated by reference to Exhibit 99.1 to our Form 6-K file with the SEC on June 20, 2025).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3 E Network Technology Group Limited
By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer

Date: November 14, 2025

3 E NETWORK TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

3 E Network Technology Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 3 E Network Technology Group Limited and its subsidiaries (the “Company”) as of June 30, 2025 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2025.

Guangzhou, Guangdong, China

November 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
3 E Network Technology Group Limited

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments resulting from discontinued operation discussed in Note 3 to the consolidated financial statements, the accompanying consolidated balance sheets of 3 E Network Technology Group Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the financial statements) (the financial statements before the effects of the retrospective adjustments resulting from discontinued operation discussed in Note 3 to the financial statements are not presented herein). In our opinion, the financial statements, before the effects of the retrospective adjustments resulting from discontinued operation discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments resulting from discontinued operation discussed in Note 3 to the consolidated financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by GGF CPA LTD.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2023.

Houston, Texas

December 4, 2024

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In US$, except for share and per share data, or otherwise stated)

	June 30,	June 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$313,566	$11,117
Financial Assets Held for Trading	2,384,192	-
Accounts receivable	3,219,313	540,000
Deposits, prepayments and other current assets, net	1,216,589	25,358
Due from related parties	58,325	25,614
Current assets of discontinued operation	-	1,621,421
Total current assets	7,191,985	2,223,510
NON - CURRENT ASSETS:
Long-term investment	625,505	-
Other non-current assets	1,537,791	-
Deferred IPO cost	-	1,520,975
Non-current assets of discontinued operation	-	116,073
Total non - current assets	2,163,296	1,637,048
TOTAL ASSETS	$9,355,281	$3,860,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	3,000	-
Due to related parties	1,682,884	-
Tax payable	544,080	116,889
Accrued expenses and other liabilities	691,306	-
Current liabilities of discontinued operation	-	1,007,151
Total current liabilities	2,921,270	1,124,040
NON - CURRENT LIABILITIES:
Convertible bonds	1,080,266	-
Non-current liabilities of discontinued operation
Total non - current liabilities	1,080,266	-
TOTAL LIABILITIES	$4,001,536	$1,124,040
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value; 400,000,000 shares authorized; 11,250,000 and 10,000,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	$1,125	$1,000
Class B Ordinary Shares ($0.0001 par value; 100,000,000 shares authorized; 580,000 and nil issued and outstanding as of June 30, 2025 and 2024, respectively)	58	-
Additional paid-in capital	2,050,003	-
Statutory reserves	-	64,474
Retained earnings	3,336,442	2,838,715
Accumulated other comprehensive loss	(33,883)	(167,671)
Total shareholders’ equity	5,353,745	2,736,518
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,355,281	$3,860,558

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

The accompanying notes are an integral part of these consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US$, except for share and per share data, or otherwise stated)

	For The Years Ended June 30,
	2025	2024	2023

Revenues	$4,835,167	$859,344	$37,130
Cost of revenues	(2,426,213)	(30,896)	(7,338)
Gross profit	2,408,954	828,448	29,792

Operating (expenses)
Selling, general & administrative (expenses)	(478,423)	(10,886)	(11,763)
Total operating expenses	(478,423)	(10,886)	(11,763)

Income from operations	1,930,531	817,562	18,029

Other income/(expenses)
Other income	258	-	-
Other expenses	(21,844)	-	(2,240)
Total other expenses	(21,586)	-	(2,240)

Income from continuing operation before provision of income taxes	1,908,945	817,562	15,789
Provision for income taxes expenses	(431,139)	(114,958)	(1,767)

Net income from continuing operation	1,477,806	702,604	14,022

Discontinued operation
Income from discontinued operation, net of income tax	167,820	845,743	982,135
Loss on sale of discontinued operation, net of income tax	(880,707)	-	-
(Loss) /income from discontinued operation, net of income tax	(712,887)	845,743	982,135

Net income	$764,919	$1,548,347	$996,157

Comprehensive income
Net income	$764,919	$1,548,347	$996,157
Other comprehensive income/(loss)
Foreign currency translation adjustment	133,788	(9,281)	-
Total comprehensive income	$898,707	$1,539,066	$996,157

Income/(Loss) earnings per common share
Continuing operations - Basic and Diluted	$0.14	$0.07	$-
Discontinued operations - Basic and Diluted	(0.07)	0.08	0.10
Net income per common share - Basic and Diluted	$0.07	$0.15	$0.10

Weighted average Class A ordinary shares outstanding, basic and diluted	10,597,527	10,000,000	10,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US$, except for share and per share data, or otherwise stated)

	Ordinary Shares		Shareholders	Additional paid-in	Statuory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’
	Share	Amount	subscription	capital	reserves	earnings	loss	equity
Balance as of June 30, 2022	10,000,000	$1,000	$(1,000)	$-	$-	$358,685	$(60,376)	$298,309
Net income	-	-	-	-	-	996,157	-	996,157
Transfer to statutory reserve	-	-	-	-	47,058	(47,058)	-	-
Translation changes of foreign currency statements	-	-	-	-	-	-	(98,014)	(98,014)
Balance as of June 30, 2023	10,000,000	$1,000	$(1,000)	$-	$47,058	$1,307,784	$(158,390)	$1,196,452
Issurance of ordianary shares	-	-	-	-	-	-	-	-
Net income	-	-	-	-	17,416	1,530,931	-	1,548,347
Settlement of subscription receivable	-	-	1,000	-	-	-	-	1,000
Translation changes of foreign currency statements	-	-	-	-	-	-	(9,281)	(9,281)
Balance as of June 30, 2024	10,000,000	$1,000	$-	$-	$64,474	$2,838,715	$(167,671)	$2,736,518
Issurance of ordianary shares-class A	1,250,000	125	-	1,695,414	-	-	-	1,695,539
Issurance of ordianary shares-class B	580,000	58	-	-	-	-	-	58
Other equity instruments-warrants	-	-	-	354,589	-	-	-	354,589
Net income	-	-	-	-	-	764,919	-	764,919
Disposal of subsidiary	-	-	-	-	(64,474)	(267,192)	104,582	(227,084)
Translation changes of foreign currency statements	-	-	-	-	-	-	29,206	29,206
Balance as of June 30, 2025	11,830,000	$1,183	$-	$2,050,003	-	$3,336,442	$(33,883)	$5,353,745

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$, except for share and per share data, or otherwise stated)

	For The Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities
Net income	$764,919	$1,548,347	$996,157
Net (loss)/income from discontinued operation, net of tax	(712,887)	845,743	982,135
Net income from continuing operation	1,477,806	702,604	14,022

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Investment income	(31,251)	-	-
Loss on disposal of subsidiaries	880,707	-	-
Amortization of Convertible Note issuance cost	21,844	-	-
Accounts receivable, net	(2,679,313)	(539,261)	-
Prepaid expenses and other current assets	(1,167,355)	-	-
Accounts payable	3,000	-	-
Amount due from related party	-	(25,316)	1,887
Accrued salaries and benefits	108,407	-	-
Tax payables	427,191	114,958	1,767
Other liabilities	582,899	(2,209)	(90,201)
Net cash (used in)/provided by operating activities from continuing operations	(376,065)	250,776	(72,525)
Net cash provided by operating activities from discontinued operations	389,897	678,427	973,813
Net cash provided by operating activities	13,832	929,203	901,288
Cash flows from investing activities
Purchase of short-term investment	(2,352,941)	-	-
Proceeds of long-term investment	(625,505)	-	-
Interest-free loan lent to related parties	(58)	-	-
Interest-free loan repaid by related parties	25,614	-	-
Net cash used in investing activities from continuing operations	(2,952,890)	-	-
Net cash used in investing activities from discontinued operations	-	-	(11,482)
Net cash used in investing activities	(2,952,890)	-	(11,482)
Cash flows from financing activities
Issuance of ordinary shares for cash, net of issuance costs	1,695,597	-	-
Proceeds from issuance of convertible bonds, net of issuance costs	1,058,422	-	-
Proceeds from issuance of warrants	354,589	-	-
Proceeds from interest-free loan from a related party	63,000	-	-
Repayment of interest-free loan to a related party	-	(191,703)	-
Capital contribution	-	1,000	-
Deferred IPO cost	-	(740,645)	(329,405)
Net cash provided by/(used in) financing activities from continuing operations	3,171,608	(931,348)	(329,405)
Net cash provided by/(used in) financing activities from discontinued operations	-	42,416	(542,082)
Net cash provided by/(used in) financing activities	3,171,608	(888,932)	(871,487)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	29,207	(7,858)	(45,688)
Net change in cash, cash equivalents and restricted cash	261,757	32,413	(27,369)
Cash, cash equivalents and restricted cash, beginning of the period	51,809	19,396	46,765
Cash, cash equivalents and restricted cash, end of the period	313,566	51,809	19,396
Less cash, cash equivalents and restricted cash of discontinued operations–end of period	-	40,692	4,005
Cash, cash equivalents and restricted cash of continuing operations–end of period	313,566	11,117	15,391

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	51,809	19,396	46,765
Restricted cash	-	-	-
Cash, cash equivalents and restricted cash, beginning of period	51,809	19,396	46,765

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	313,566	51,809	19,396
Restricted cash	-	-	-
Cash, cash equivalents and restricted cash, end of period	$313,566	$51,809	$19,396

Supplemental cash flow information
Entity to offset the payable due to the same related party	$134,459	$248,754	$1,199,610
Income taxes paid	$-	$-	$39

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

3 E Network Technology Group Limited (the “Company” or “3e Network”), was incorporated in the British Virgin Islands, or BVI, on October 6, 2021. The Company, through its subsidiaries (collectively, the “Group”), is primarily engaged in providing business-to-business information technology (“IT”) business solutions for companies in the People’s Republic of China (the “PRC” or “China”). The Company conducts its primary business operations through Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”) and Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”), indirect wholly-owned subsidiaries based in PRC that were incorporated on May 26, 2017 and January 17, 2023, respectively. The Company is ultimately controlled by Mr. Joseph Shu Sang Law, our Chairman and Director.

a. Subsidiaries

The consolidated financial statements reflect the activities of MASK and each of the following entities:

	Date of	Percentage of	Place of	Principle business
Name of the entity	incorporation	ownership	incorporation	activities
Subsidiaries
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	October 8, 2018	100%	British Virgin Islands	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	August 30 2020,	100%	Hong Kong	Investment holding and sales and marketing

Maskmeta Limited (“Maskmeta”)	February 25, 2025	100%	Hong Kong	Investment holding and sales and marketing

Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)*	May 26, 2017	100%	PRC	IT consulting and solutions service

Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)*	January 17, 2023	100%	PRC	IT consulting and solutions service

*	The Company has disposed.

The company sold 60% of equity in Guangzhou Sanyi Network and all equity in Guangzhou 3E Network on March 21, 2025. The divestment of Guangzhou Sanyi Network and Guangzhou 3E Network falls under the category of non-continuing operations. These transactions, which have a significant impact on the company's entity operations and financial statements or represent a strategic shift, align with the definition of discontinued operations as outlined in ASC 205-20-45-1A to 45-1C and ASC 205-20-45-1E. We have retrospectively classified them as discontinued operations.

b. Stock Split

On January 3, 2024, the Company filed the Amended and Restated Memorandum and Articles of Association (“Amended and Restated Articles”) with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of June 30, 2024, there were 10,000,000 issued and outstanding Class A Ordinary Shares of the Company.

2. Summary of Significant Accounting Policies

a) Basis of presentation

The Group’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b) Principles of consolidation

The Group’s consolidated financial statements include the accounts of the Company and its subsidiaries from the dates they were incorporated or acquired. All inter-company transactions and balances have been eliminated upon consolidation.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

c) Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff). See note 3 for detail.

d) Reclassification

Certain prior period amounts have been reclassified to conform with current period presentation in order to reflect the discontinued operations of Guangzhou Sanyi Network and Guangzhou 3E Network. None of these reclassifications had an impact on reported financial position or cash flows for any of the period presented.

e) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit losses, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

f) Foreign currency translation and transactions

The Group’s reporting currency is US dollars (“US$”). The Group primarily conducts business through its subsidiaries located in Hong Kong, China, which use Hong Kong dollars as their functional currency. For subsidiaries not located in Hong Kong, China and whose functional currency is not Hong Kong dollars, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report, representing the certified exchange rate published by the People’s Bank of China:

	As of June 30,
	2025	2024	2023
RMB into US$ for balance sheet items, except for equity accounts	7.1636	7.2672	7.2513
HKD into US$ for balance sheet items, except for equity accounts	7.8499	7.8083	7.8363

	For the years ended June 30
	2025	2024	2023
RMB into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.2143	7.2248	6.9536
HKD into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.7893	7.8190	7.8373

No representation is intended to imply that the RMB and HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss).

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

g) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

h) Accounts receivable, net

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for credit losses is the Group’s reserve for uncollectible receivable amounts which is estimated using the approach based on expected losses. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual credit losses. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

i) Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the year ended June 30, 2025 and 2024, the Group did not recognize any impairment loss on long-lived assets.

j) Deferred IPO costs

Deferred IPO costs consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Under the circumstances when the proposed public offering prove to be unsuccessful, the deferred cost and related additional expenses incurred will be directly expensed.

k) Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, net, due from related parties, accounts payable and due to a related party. The carrying values of these financial instruments approximate fair values due to their short maturities.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This note also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The Group evaluates its hierarchy disclosures each quarter.

l)  Investment

The Company carries its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), issued by the FASB, which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is generally based on quoted market prices provided by independent price sources. Following by the hierarchy of fair value measurment inputs, the Group further recognize its investment as long term equity investment

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See Note 7 “Investment”.

m) Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Software development services

Revenues generated from software development services is earned by the Group to design software system based on client’s specification or provide them with standard software. The identified promises include (1) developing software according to client specification, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to client, (4) providing training on the use of software, and (5) option to purchase warranty. The single performance obligation identified is to develop software according to client specification. Promises (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Promises (4) and (5) identified above are immaterial when considered both qualitative and quantitative factors of these performance obligations. In the same contract, the Company provides a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so the Company does not consider it as a separate performance obligation. The costs to the Company in fulfilling its obligation under the warranty clause have been immaterial. The sole performance obligation identified is the developing, testing and deployment, and delivery of software. The Group is the principal party in fulfilling the identified performance obligation. The revenue is recognized at a point in time when it delivers the software to the client for acceptance testing and the acceptance report is signed, which represents the point in time which the performance obligation is satisfied and when the control of the software is transferred to the client.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring software to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the software development services.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Exhibition and conference services

Revenues generated from exhibition and conference services is earned by Guangzhou Sanyi Network to provide IT services to exhibition or conference organizers. The service includes gates, ticketing machine, ticket reader, face recognition equipment, health code reader and personnel required to operate the equipment. The service contract is usually for a fixed period covering the set-up time and the exhibition or conference period. For this type of service, the series of tasks discussed above are interrelated and cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. They cannot benefit from individual task. The single performance obligation identified is the complete service is provided to the client during the contract period. The Group is the principal party in fulfilling the identified performance obligation. The control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefited when the complete service is provided. Thus the revenue is recognized at a point in time when the provision of service is completed.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for providing the service to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the exhibition and conference services.

As the Group sold 60% equity of Guangzhou Sanyi Network, this type of income was reclassified to income from discontinued operations.

Hardware sales

Revenue generated from hardware sales when the Group provides sales of gates, blue-tooth door key and face recognition device which are usually used in conjunction with the software system developed by the Group. The hardware can be provided with or without the installation services. The covenants identified are the provision of hardware and the installation service. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an accessory process to make the hardware operable. The single performance obligation identified is the provision of hardware to the customers. The recognition of the revenue is when the customer has confirmed the receipt of the hardware, which is the point in time that the control of the product is transferred to the customer and the performance obligation is satisfied.

The Group presents the revenue generated from its hardware sales on a gross basis as the Group is the principal party in satisfying the performance obligation. The Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from product sales is recorded net of value-added tax, and there is no variable consideration exists in the hardware sales. There is also no sales return from the hardware sales after the customer has confirmed the receipt of hardware.

This type of income was only generated by Guangzhou Sanyi Network. As the Group sold 60% equity of Guangzhou Sanyi Network, this type of income was reclassified to income from discontinued operations.

Others

Revenues generated from others represent the usage based fees the Group charged for a percentage of payments that passed through the Group’s software system, which is mainly used by property management company for collecting management fee. The single performance obligation identified is the provision of service for customer to collect relative payment. Proceeds allocated to others are recognized as revenue when the payment is completed, which is the point that the control of the service is transferred to the customer.

This type of income was only generated by Guangzhou Sanyi Network. As the Group sold 60% equity of Guangzhou Sanyi Network, this type of income was reclassified to income from discontinued operations.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Contract balance

When a revenue contract has been performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Contract balances consist of accounts receivable, contract assets and contract liabilities.

Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. As of June 30, 2025 and 2024, the Group does not have any contract assets.

Contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. For the years ended June 30, 2024 and 2023, all contract liability at the beginning of the reporting period has been recognized as revenue during the years. The Group’s advance from customers amounted to $nil and $nil as of June 30, 2025 and 2024, respectively.

n) Cost of revenues

Cost of revenues primarily consist of outsourcing fees, staff payroll , social security and housing funds , and other miscellaneous expenses.

o) General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits of management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, utilities and other office expenses.

p) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, and other expenses related to technology and development functions. The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

q) Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

r) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from software development services, exhibition and conference services, hardware sales and others. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 3% for small-scale value-added taxpayers providing services. Since March 1, 2020, the Treasury Department in PRC has announced various preferential tax treatment on VAT for small-scale value-added taxpayers. Taxation Announcement 2020#13 stated from March 1, 2020 to May 31, 2020, small-scale value-added taxpayers other than in Hubei province would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT. Taxation Announcement 2020#24 extended the above preferential tax policy to December 31, 2020. In 2021, Taxation Announcement 2021#11 announced that from April 1, 2021 to December 31, 2021, small-scale value-added taxpayers with monthly sales of less than RMB150,000 will be exempt from VAT. Taxation Announcement 2022#15 stated that from April 1, 2022 to December 31, 2022, small-scale VAT taxpayers shall be exempt from VAT on taxable sales that used to subject to 3% VAT tax rate. Taxation Announcement 2023#1 stated that from January 2, 2023 to December 31, 2023, small-scale VAT taxpayers would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT.

s) Uncertain tax positions

The Group uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2025 and 2024, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2025 or 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

t) Segment reporting

ASC 280, Disclosures about Segments, of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise engaging in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-marker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance.

The Group has determined that it has only one reportable operating segment, as the Group's long-lived assets are substantially all located in the Hong Kong and all of the Group's revenues and expenses are derived from within Hong Kong, no geographical segments are presented.

u) Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

v) Earnings per share

Earnings (loss) per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. For the years ended June 30, 2025, there were , issuance of convertible bonds and the warrants, so is applicable as participating securities existed. For the years ended June 30, 2024, there was only Class A Ordinary Shares issued and outstanding, so is not applicable as no participating securities existed.

Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive Class A ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

w) Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a estimable material loss could be incurred.

As of both June 30, 2025 and 2024, there were no contingent liabilities relating to litigations against the Group.

x) Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended June 30, 2024 and 2023. The Company has adopted the amendments with no material change to the Group’s balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

y) Change in presentation in consolidated statement of cash flow

The cash flow from deferred IPO cost was classified as operating activities in the consolidated statement of cash flow for the year ended June 30, 2023 in previous filing. This cost is financial in nature and it is to be presented under cash flow from financing activities for the reporting periods. This change has no impact on the consolidated statements of income and comprehensive income.

z) Recent issued or adopted accounting standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group has adopted the ASUs since the fiscal year ended June 30, 2024 and the adoption does not have material impact on its financial position, results of operations and cash flow.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this ASU are in response to the U.S. Securities and Exchange Commission’s (SEC) Release No. 33-10532, Disclosure Update and Simplification, in which the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Group is still evaluating the impact of this amendment to the Group’s consolidated financial position, results of operations and cash flow.

In December 2023, the FASB issued ASU 2023-09, “Improvement to Income Tax Disclosure”. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Discontinued operation

Based on a strategic plan, the Company sold Guangzhou Sanyi Network and Guangzhou 3E Network pursuant to an Equity Transfer Agreement made upon HONGKONG TECHFAITH LIMITED.

In accordance with the provisions of ASC 205-20, we determined that the results from operations assets and liabilities associated with Guangzhou Sanyi Network and Guangzhou 3E Network were to be excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements. As a result, we classified the results from operations of Guangzhou Sanyi Network and Guangzhou 3E Network separately in captions titled “discontinued operations” on our consolidated statements of operations and comprehensive income/(loss) for the current year. Additionally, assets and liabilities associated with Guangzhou Sanyi Network and Guangzhou 3E Network as of June 30, 2024 and 2023 were reclassified from certain amounts reported in the prior year to present separately in captions titled “assets of discontinued operations – current”, “assets of discontinued operations – non-current”, “liabilities of discontinued operations – current” and “liabilities of discontinued operations – non-current” to conform to current year financial statement presentation.

The following is a summary of assets and liabilities as of June 30, 2025 and a reconciliation of assets and liabilities disclosed in the notes to financial statements that are presented as a discontinued operation on the consolidated balance sheet as of June 30, 2024 and 2023:

	June 30,	June 30,	June 30,
	2025	2024	2023
ASSETS OF DISCONTINUED OPERATION
CURRENT ASSETS:
Cash and cash equivalents	$-	$40,692	$4,005
Accounts receivable, net	-	1,558,227	875,281
Due from related parties	-	6,400	7,299
Deposits, prepayments and other current assets, net	-	16,102	19,466
Total current assets	-	1,621,421	906,051
NON - CURRENT ASSETS:
Property, planty and equipment, net	-	11,216	17,787
Deferred tax assets	-	104,857	264,736
Total non - current assets	-	116,073	282,523
TOTAL ASSETS	$-	$1,737,494	$1,188,574

LIABILITIES OF DISCONTINUED OPERATION
CURRENT LIABILITIES:
Accounts payable	$-	$206,407	$10,343
Accrued expenses and other payables	-	295,504	191,618
Advances from customers	-	1,009	1,520
Due to related parties	-	402,202	-
Tax payable	-	102,029	53,546
Total current liabilities	-	1,007,151	257,027
NON - CURRENT LIABILITIES:
Amount due to related parties - non-current	-	-	419,583
Total non - current liabilities	-	-	419,583
TOTAL LIABILITIES	$-	$1,007,151	$676,610

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Discontinued operation (cont.)

The following is a reconciliation of the major classes of financial statement line items constituting net (loss)/income from discontinued operations from Guangzhou Sanyi Network and Guangzhou 3E Network, our discontinued operation, that is disclosed in the notes to the financial statements and presented in the consolidated statements of net (loss)/income for the years ended June 30, 2025, 2024 and 2023:

	Years Ended June 30,
	2025	2024	2023
	US$	US$	US$
Net revenues	1,825,288	3,702,619	1,634,221
Cost of revenues	(1,121,174)	(2,216,444)	(389,022)
Taxes and other surcharges	(5,598)	(9,934)	(3,788)
Gross profit	698,516	1,476,241	1,241,411
Operating expenses	(551,578)	(471,218)	(194,476)
Other income/(expenses).net	1,501	10,178	7,929
(Loss)/income before income tax	148,439	1,015,201	1,054,864
Income tax expense	19,381	(169,458)	(72,729)
(Loss)/income from discontinued operation, net of income tax	167,820	845,743	982,135

4. Financial Assets Held for Trading

The following table present fair value measurments of investment:

	June 30, 2025
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Financial Assets Held for Trading	-	2,384,192	-	2,384,192
Total	-	2,384,192	-	2,384,192

The Group purchased certain units of an investment fund through which it mainly invested in the debt security markets. The fair value of this investment cannot be determined by market value as the fund was not publicly traded. Unit price was determined by the fund manager with liquidity discounts taken into account.

The following table set forth the movements for financial assets held for trading:

Financial Assets Held for Trading
US$
Balance, June 30, 2023	-
Subscription Amount	-
Net change in unrealized appriciation (depreciation) on investments	-
Net realized gain (loss) on investments	-
Balance, June 30, 2024	-
Subscription Amount	2,352,941
Net change in unrealized appriciation (depreciation) on investments	-
Net realized gain (loss) on investments	31,251
Balance, June 30, 2025	2,384,192

5. Accounts Receivables, net

	As of June 30,
	2025	2024	2023
	US$	US$	US$
Less than 6 months	3,030,000	540,000	-
More than 6 months but less than 1 year	-	-	-
More than 1 year	378,626	-	-
	3,408,626	540,000	-
Allowance for credit losses	(189,313)	-	-

Total	3,219,313	540,000	-

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Accounts Receivables, net (cont.)

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$

Balance as of June 30, 2022	-
Addition	-
Write off	-
Effect of exchange rate difference	-
Balance as of June 30, 2023	-
Addition	-
Write off	-
Effect of exchange rate difference	-
Balance as of June 30, 2024	-
Addition	(190,786)
Write off	-
Effect of exchange rate difference	1,473
Balance as of June 30, 2025	(189,313)

As of June 30, 2025, 2024 and 2023, US$189,313 and nil allowance for credit losses expense was recognized against its accounts receivable, respectively.

6. Deposits, Prepayments and Other Current Assets

	As of June 30,
	2025	2024	2023
	US$	US$	US$
Deposits for purchase of vehicle	-	25,358	25,267
Disposal proceeds receivable	1,060,078	-	-
Other current assets	156,511	-	-
Deposits, prepayments and other current assets	1,216,589	25,358	25,267

7. Investment

Guangzhou Sanyi Network
US$
Balance, June 30, 2023	-
Net realized gain (loss) on investments	-
Net change in unrealized appriciation (depreciation) on investments	-
Interest and dividend income paid	-
Balance, June 30, 2024	-
Fair value of 40% equity of Guangzhou Sanyi Network	569,956
Net realized gain (loss) on investments	55,549
Net change in unrealized appriciation (depreciation) on investments	-
Interest a nd dividend income paid	-
Balance, June 30, 2025	625,505

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Deferred IPO Costs

	As of June 30,
	2025	2024	2023
	US$	US$	US$
Accounting and audit fee	-	851,018	415,010
Legal expenses	-	350,397	172,940
Consultancy fee	-	245,228	186,011
Underwriter fee	-	38,997	-
Others	-	35,335	6,125
Deferred IPO Costs	-	1,520,975	780,086

9. Accrued Expenses and Other Liabilities

	As of June 30,
	2025	2024	2023
	US$	US$	US$
Payroll payables	108,407	-	-
Accrued professional fees	52,219	-	2,204
Accrued audit fees	14,035	-	-
Reimbursable payables	516,645	-	-
Accrued expenses and other liabilities	691,306	-	2,204

10. Convertible Note

On June 9, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company (i) up to $7.4 million in face value of 8% original issue discount senior secured convertible notes (“Notes”) and (ii) warrants (“Warrants”) to purchase up to certain number of Class A ordinary shares par value $0.0001 per share (“Shares”) that equals 40% of the maximum principal amount of the First Tranche Note divided by the daily volume weighted average prices (“VWAPs”) prior to the initial closing date of the First Tranche.

The Purchase Agreement provides for three tranches of Notes and Warrants, including (i) the First Tranche, which consists of up to $2.2 million in principal amount of Note and related Warrants, to be issued in two installments, the first installment upon signing of the Purchase Agreement and the second installment upon the U.S. Securities and Exchange Commission (the “SEC”) declaring the initial resale registration statement to be filed therefor effective; (ii) the Second Tranche, also up to $2.2 million in principal amount of Note, to occur on the earlier of the date on which the First Tranche Note has less than $500,000 in principal remaining or after 120 days following effectiveness of the initial resale registration statement, subject to the Company having a minimum market capitalization of $30 million; and (iii) the Third Tranche, up to $3.0 million in principal amount of Notes, which may be issued by mutual consent up to 180 days after the Second Tranche closing. The conversion price of the Notes equals to the lower of (i) a fixed price equal to 120% of the average of the three daily VWAPs of the Shares immediately prior to the applicable closing date, which will be subject to adjustment for dilutive offerings (excluding director and officer compensation) that occur within the next 18 months and (ii) a floating price based on 93% of the lowest daily VWAP in the 10 trading days immediately preceding the conversion if there is no event of default. The transaction is subject to customary closing conditions for each tranche, and each closing is expected to take place once those conditions are satisfied or waived in the near future.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Convertible Note (cont.)

The Company also issued 1,248,611 Shares (“Pre-Delivery Shares”) and pre-funded warrants to purchase an additional 213,389 Pre-Delivery Shares.

On the initial first closing date, the investor shall pay the company the available funds equivalent to the initial first closing subscription amount of US$1,380,000 via wire transfer, and the company shall deliver to the investor the first tranche of notes in the amount of US$1,500,000, along with warrants and Pre-Delivery Shares, remotely through electronic transmission of the relevant transaction documents on June 10, 2025.As to the initial First Tranche Closing, a Warrant registered in the name of the Investor number of shares of ordinary shares equal to 40% of the Investor’s maximum Principal Amount under the First Tranche Note divided by the daily VWAP of the ordinary shares on the date prior to such Closing, with an initial exercise price equal to the Fixed Conversion Price of the Note issued at such Closing, subject to adjustment therein(that is 279,739 warrants). Notwithstanding anything herein to the contrary, at any time or times from and after the occurrence and during the continuance of any Event of Default (as defined in the Note), the Holder may elect to exercise all or any portion of this Warrant at an alternative Exercise Price equal to 80% of the VWAP for the Trading Day immediately preceding the date of such exercise.As to the initial First Tranche Closing, a Warrant registered in the name of the Investor to purchase up to a number of shares of ordinary shares equal to 40% of the Investor’s maximum Principal Amount under the First Tranche Note divided by the daily VWAP of the ordinary shares on the date prior to such Closing, with an initial exercise price equal to the Fixed Conversion Price of the Note issued at such Closing, subject to adjustment therein); From the date the U.S. Securities and Exchange Commission declares the initial resale registration statement effective, the investor shall pay $644,000 of the initial second closing subscription amount, and the company shall deliver to the investor the second tranche of the first notes in the amount of $700,000.The second instalments of the notes have not been delivered by June 30,2025.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

The company issue (i) up to Warrants to purchase up to certain number of Class A ordinary shares par value $0.0001 per Shares that equals 40% of the maximum principal amount of the First Tranche Note divided by the daily VWAP prior to the initial closing date of the First Tranche(that is 279,739 warrants). Therefore, the warrant should be settled by a fixed number of shares rather than a variable number of shares.In conclusion, the Warrants does not fall into any of the three classes, and it is without the scope of ASC 480.

The amortized cost of the Convertible Note as of June 30, 2025 consisted of the following:

As of June 30, 2025
US$
Convertible Note Principal- Issued in June 2025	1,500,000
Convertible Note Interest Adjustment	(419,734)
Total	1,080,266

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to its respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%.

In respect of dividends paid to HK 3e Network by Guangzhou 3E Network and Guangzhou Sanyi Network, under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Group’s PRC subsidiaries are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Income Taxes (cont.)

For the years ended June 30, 2025, 2024 and 2023, the income tax rate of the Group’s PRC subsidiaries is 25%.

	For the years ended June 30,
	2025	2024	2023
	US$	US$	US$

Current tax expense	431,139	114,958	1,767
Deferred tax expense	-	-	-

Income tax expenses	431,139	114,958	1,767

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	For the years ended June 30,
	2025	2024	2023
	US$	US$	US$

Income before income tax expense	1,908,945	817,562	15,789
PRC statutory income tax rate	25%	25%	25%
Income tax at PRC statutory income tax rate	477,236	204,390	3,947
Difference due to preferential tax	(240,772)	(89,432)	(2,180)
Difference due to discontinue subsidiary	194,675	-	-
Income tax expense	431,139	114,958	1,767

For the years ended June 30, 2025, 2024, 2023, the Group has no deferred tax assets.

For the years ended June 30, 2025, 2024 and 2023, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2025, 2024 or 2023. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Ordinary Shares

As of June 30, 2024, the Company had 1,000 Ordinary Shares, with par value of US$1 each. On January 3, 2024, the Company filed the Amended and Restated Articles with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. In respect of matters requiring a shareholders’ vote, holders shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of the date hereof, there were 10,000,000 issued and outstanding Class A Ordinary Shares of the Company. Such share number are retrospectively applied to all period presented as if the 10,000,000 Class Ordinary Shares and nil Class B Ordinary Shares existed from the begining of the first year presented.

On January 10, 2025, the Group issued 1,250,000 Class A Ordinary Shares at $4.00 per share for a total of $5,000,000 gross proceeds in its Initial Public Offering (“IPO"). Net proceeds from the IPO was $1,695,539, net of expenses primarily including legal fees and audit fees.

On January 24, 2025, the Board of Directors approved the issuance of 300,000 shares of Class B Ordinary Shares to Ms. Jianping Niu and 280,000 Class B Ordinary Shares to Mr. Huabei Zhu, totaling 580,000 shares with a par value of US$ 0.0001 per share. As a result, as of June 30, 2025, there were 11,250,000 issued and outstanding Class A Ordinary Shares and 580,000 issued and outstanding Class B Ordinary Shares.

As a result, as of the date of this annual report, there are 11,250,000 issued and outstanding Class A Ordinary Shares of the Company and 580,000 issued and outstanding Class B Ordinary Shares of the Company.

13. Restricted Net Assets

The Group’s operations are conducted through its PRC subsidiaries. The Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s WFOE is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. As of June 30, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Group’s PRC subsidiaries, that is included in the Group’s consolidated net assets were approximately nil and $810,484, respectively.

14. Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were US$96,963 and US$116,012 for the years ended June 30, 2025 and 2024, respectively.

15. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of June 30, 2025, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in Hong Kong. The Group believes that these financial institutions located in Hong Kong are of high credit quality. For accounts receivable and due from related parties, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable and due from related parties is significantly reduced.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Concentration of Risk (cont.)

Concentration of customers and suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the years ended June 30, 2025, 2024 and 2023 or as of June 30, 2025, 2024 and 2023, respectively:

	A	B	C	D	E	F
Revenues, customer concentration risk
Year ended June 30, 2025	21%	20%	17%	12%	—	—

Year ended June 30, 2024	—	45%	—	—	31%	23%

Year ended June 30, 2023	—	—	—	—	—	—

Accounts receivable, customer concentration risk
As of June 30, 2025	—	38%	14%	17%	—	*

As of June 30, 2024	—	72%	—	—	—	28%

As of June 30, 2023	—	—	—	—	—	—
					G	H
Purchase, supplier concentration risk
Year ended June 30, 2025	—	—	—	—	71%	29%

Year ended June 30, 2024	—	—	—	—	—	—

Year ended June 30, 2023	—	—	—	—	—	—

Accounts payable, supplier concentration risk
As of June 30, 2025	—	—	—	—	—	100%

As of June 30, 2024	—	—	—	—	—	—

As of June 30, 2023	—	—	—	—	—	—

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the reporting date.

16. Commitments and Contingencies

As of June 30, 2025 and 2024, the Group has no operating lease commitment for more than 1 year.

For the years ended June 30, 2025 and 2024, rental expenses under operating leases were approximately nil and US$nil, respectively.

For the years ended June 30, 2025, the Group has $nil under lawsuit contingencies.

17. Earnings Per Share

Basic and diluted earnings per ordinary share for each of the year presented is calculated as follows:

	For the years ended
	June 30,
Numerators	2025	2024	2023
	US$	US$	US$
Net income	764,919	1,548,347	996,157

Denominators	-	-	-
Weighted average number of Class A Ordinary Shares outstanding-Basic and diluted*	10,597,527	10,000,000	10,000,000
Weighted average number of Class B Ordinary Shares outstanding-Basic and diluted*	-	-	-
Net income per Class A Ordinary Share-Basic and diluted*	0.07	0.15	0.10
Net income per Class B Ordinary Share-Basic and diluted*	-	-	-

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Earnings Per Share (cont.)

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended June 30, 2025, 2024 and 2023, the Group had no dilutive shares.

18. Due From/(To) Related Parties

The following is a list of the related parties with whom the Group conducted transactions during the years ended June 30, 2025, 2024 and 2023, and their relation with the Group:

Name of the related parties	Relation with the Group
Mr. Tingjun Yang	Chief Executive Officer and Director
Ms. Hui Wang	Former Chief Financial Officer and Former Director
Mr. Shu Sang Joseph Law	Shareholder
Ms. Jianping Niu	Shareholder
Mr. Huabei Zhu	Shareholder
Guangzhou Sanyi Network	The Group holds 40% equity

	As of	As of	As of
	June 30,	June 30,	June 30,
	2025	2024	2023
	US$	US$	US$
Due from related parties
Ms. Hui Wang *	-	25,614	-
Mr. Shu Sang Joseph Law	58,267	-	-
Ms. Jianping Niu	30	-	-
Mr. Huabei Zhu	28	-	-
	58,325	25,614	-

*	On September 18, 2024, Ms. Hui Wang resigned from the positions of director and CFO and is no longer considered as a related party of the Group.

On January 24, 2025, the Board of Directors approved the issuance of 300,000 shares of Class B Ordinary Shares to Ms. Jianping Niu and 280,000 Class B Ordinary Shares to Mr. Huabei Zhu, totaling 580,000 shares with a par value of US$ 0.0001 per share. The Group has the right to collect subscription proceeds of US$ 30 from Ms. Jianping Niu and US$ 28 from Mr. Huabei Zhu for their respective share subscriptions.

The balance of due from Mr. Shu Sang Joseph Law represented cash advanced to these related parties to use for the Company’s operations.

	As of	As of	As of
	June 30,	June 30,	June 30,
	2025	2024	2023
	US$	US$	US$
Due to related parties – non-current
Mr.Tingjun Yang	63,000	-	-
Guangzhou Sanyi Network	1,619,884	-	-
Mr. Shu Sang Joseph Law	-	-	132,284
	1,682,884	-	132,284

Due to related parties represents interest-free loan payable on money borrowed by the Company and used for daily operation. These amounts are settled on demand. As of the date of this financial statement, nil of the payable has been settled.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Subsequent Events

On October 15 2025, the Group has entered into a new letter agreement ("Letter Agreement") with an institutional investor ("Investor"), pursuant to which the parties agreed to (i) amend the First Tranche Note such that the remaining portion thereof cannot be converted below a floor price equal to $0.63 (the “Floor Price”) and (ii) amend the Warrant such that the exercise price of the Warrant cannot be below the Floor Price, and in the event the applicable conversion price or exercise price, as applicable, would otherwise be below such Floor Price, the Group will issue shares at the Floor Price and pay the Investor the resulting economic difference in cash, calculated as set forth in the Letter Agreement. Further, pursuant to the Letter Agreement, the parties also agreed that all references to the second and third tranches in the Securities Purchase Agreement (refer to Note 8) shall no longer apply and be null and void.

On October 16, 2025, the Group registered 6,608,661 shares of Class A ordinary shares, with par value of US$0.0001 per share, which maybe issued under the Group's share incentive plan.

On October 17, 2025, The Group issued entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Group agreed to sell and issue a convertible promissory note in the principal amount of $1,500,000 convertible into Class A ordinary shares of the Group with a par value of US$0.0001 per share.

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements, which was through November 14, 2025, and noted that there are no further material subsequent events.

20. Financial Information of the Parent Company

The Parent Company was incorporated on October 8, 2018. The following disclosures present the financial positions of the Parent Company as of June 30, 2025 and 2024, and results of operations and cash flows of the Parent Company for the years ended June 30, 2025 and 2024.

The financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company uses the equity method to account for investments in its subsidiaries.

The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s financial statements, its investments in subsidiaries are reported using the equity method of accounting.

The Parent Company is a BVI company, therefore, is not subject to income taxes for all years presented.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Financial Information of the Parent Company (cont.)

Balance Sheets

(In US$, except for share and per share data, or otherwise stated)

	As of June 30,
	2025	2024
Assets
Cash and cash equivalents	$28,761	$-
Deposits, prepayments and other current assets, net	156,511	-
Due from related parties	1,000	-
Due from Intercompany	4,789,591	-
Investments in subsidiaries	3,405,852	2,745,097
Total Assets	$8,381,715	$2,745,097
Liabilities
Due to related parties	$338,203	$8,579
Due to Intercompany	997,363	-
Convertible bonds	1,080,266	-
Other payables	612,138	-
Total Liabilities	$3,027,970	$8,579
Equity:
Class A Ordinary Shares ($0.0001 par value; 400,000,000 shares authorized; 11,250,000 and 10,000,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	$1,125	$1,000
Class B Ordinary Shares (($0.0001 par value; 100,000,000 shares authorized; 580,000 and nil issued and outstanding as of June 30, 2025 and 2024, respectively)	58	-
Subscription receivables	-	-
Additional paid-in capital	2,050,003	-
Retained earnings	3,336,442	2,903,189
Accumulated other comprehensive loss	(33,883)	(167,671)
Total Equity	$5,353,745	$2,736,518
Total Liabilities and Equity	$8,381,715	$2,745,097

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Financial Information of the Parent Company (cont.)

Statements of Operations

(In US$, except for share and per share data, or otherwise stated)

	For the years ended June 30,
	2025	2024
General and administration expenses	$(82,138)	$(4,597)
Other income	-	-
Other expenses	(21,844)	-
Exchange gain	24,676	-
Income from equity-method investment	844,226	1,552,944
Net income	$764,919	$1,548,347

Statements of Cash Flows

(In US$, except for share and per share data, or otherwise stated)

	For the years ended June 30,
	2025	2024
Cash flows from operating activities
Net income	$764,919	$1,548,347
Gain from equity-method investment	(2,881,504)	(1,548,347)
Cash flows from investing activities	(661,755)	-
Cash flows from financing activities	3,438,232	-
Effect of exchange rate changes	133,788	-
Net change in cash and cash equivalents	28,761	-
Cash and cash equivalents at beginning of the year	-	-
Cash and cash equivalents at end of the year	$28,761	$-