Form 20-F
period 2026-06-30
3 E Network Technology Group Ltd
filed 2026-11-10
CIK 1993097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026.

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

Tingjun Yang

Chief Executive Officer

Tel: +852 98232486

E-mail: yangtingjun@3ekeji.cn

No.118 Connaught Road West, 3003-2
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.01 per share	MASK	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of June 30, 2026, the Company had 3,211,716 Class A Ordinary Shares and 23,200 Class B Ordinary Shares issued, and 3,011,716 Class A Ordinary Shares and 23,200 Class B Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Amended and Restated Articles” refers to the amended and restated memorandum and articles of association of the Company as amended and restated on October 16, 2026, which were subsequently further amended by a unanimous written resolutions of the directors of the Company passed on October 28, 2026;

●	“BVI” refers to British Virgin Islands;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and only when referring to specific laws and regulations adopted by the People’s Republic of China in this annual report, excludes Hong Kong, Macau and Taiwan, where the legal and operational risks associated with operating in China or PRC also apply to operation in Hong Kong, Macau and Taiwan, as applicable;

●	“Class A Ordinary Shares” refers to our class A ordinary shares, par value US$0.01 per share;

●	“Class B Ordinary Shares” refers to our class B ordinary shares, par value US$0.01 per share;

●	“ordinary share” or “shares” refers to our ordinary shares, par value US$0.01 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all Hong Kong dollar and US dollar conversions in this annual report are based on the exchange rate of HK$7.8420 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. We make no representation that any Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars, or vice versa, as the rates stated in this annual report or at all.

This annual report contains information and statistics relating to China’s economy and the IT solutions market derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside China. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information-Item 3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;

●	our ability to implement our growth strategy;

●	the success of operating initiatives, including advertising and promotional efforts and new solution development by us and our competitors;

●	our ability to develop and apply our technologies to support and expand our solution offerings;

●	the expected growth of the IT solutions industry in the markets in which we operate;

●	competition in the IT solutions industry in the markets in which we operate;

●	changes in government policies and regulation;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information-Item 3.D. Risk Factors.”

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

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this Annual Report on Form 20-F, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Guangzhou Sanyi Network was established by Guangzhou Leihou Software Development Company Limited as a PRC limited liability company on May 26, 2017. On September 30, 2018 Guangzhou Leihou Software Development Company Limited entered into a sale and purchase agreement whereby HK 3e Network agreed to acquire 100% of Guangzhou Sanyi Network from Guangzhou Leihou Software Development Company Limited for a consideration of RMB10,000 (approximately US$1,456). The share sale was completed and registered with the relevant authorities in the PRC on November 13, 2018.

Guangzhou 3E Network was established by HK 3e Network as a PRC limited liability company on January 17, 2023. It was established as a subsidiary to focus on our then emerging business in developing software products for photovoltaic power plants, while Guangzhou Sanyi Network continued to focus on our other main business lines.

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

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. In December 2025, HK 3e Network entered into an equity transfer agreement with Techfaith and sold to Techfaith the remaining 40% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB5,300,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding our overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

As of the date of this annual report, we have disposed of all of our subsidiaries in Chinese Mainland and no longer conduct any business in Chinese Mainland.

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries as of the date of this annual report:

Name	Background	Ownership	Principal activities
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	● A BVI business company ● Incorporated on October 8, 2018	100% owned by 3 E Network Technology Group Limited	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	● A Hong Kong company ● Incorporated on August 30, 2018	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Maskmeta Limited (“Maskmeta”)	● A Hong Kong company ● Incorporated on February 25, 2025	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Aurora Core Technology Oy (“Aurora”)	● A Finland company ● Incorporated on December 18, 2025	100% owned by Maskmeta Limited	Data center construction

Licenses and Approvals

Permission Required for the Offering and Overseas Listing

PRC laws and regulations impose certain business registration, industry licensing and other regulatory requirements on enterprises established and operating in Chinese Mainland. Based on the licensing and approval requirements generally applicable to domestic enterprises in Chinese Mainland with the same or similar business scopes, such enterprises may be required to obtain, in addition to a business license, a Value-Added Telecommunications Business Operating License and an Internet Information Services License, although the specific licenses and approvals required may vary depending on their particular business operations. We no longer hold any equity interest in any enterprise in Chinese Mainland or have any decision-making authority over the appointment or removal of key personnel or material business matters of any such enterprise through contractual arrangements or otherwise. We also no longer conduct any business in Chinese Mainland. Accordingly, we and our current subsidiaries are not required to obtain any license, including but not limited to a business license for an enterprise established in Chinese Mainland, a Value-Added Telecommunications Business Operating License, an Internet Information Services License, or any other operating permit or industry qualification applicable solely to businesses conducted in Chinese Mainland.

Cybersecurity and Other Security Review Requirements

The Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, are required to undergo cybersecurity review in accordance with the applicable requirements. Any online platform operator that controls the personal information of more than one million users and seeks to list in a foreign country must apply for cybersecurity review with the Cybersecurity Review Office. The Regulation on Network Data Security Management also imposes corresponding security management requirements on network data processing, important data processing and the cross-border provision of network data.

Historically, we and our former controlled and non-controlling subsidiaries in Chinese Mainland were engaged in the Software Development Portfolio and did not establish our own data storage platforms or use any third-party data storage platforms. Based on the foregoing: (i) we were not online platform operators controlling the personal information of more than one million users; (ii) we were not identified by any national or local competent authority as operators of critical information infrastructure and did not receive any notice that any of our network facilities or information systems had been identified as critical information infrastructure; (iii) we did not receive any notice from any national or local cyberspace administration authority or other regulatory authority requiring us to undergo cybersecurity review; and (iv) we did not receive any inquiry, notice, warning or penalty from any national or local cyberspace administration authority or the China Cybersecurity Review Technology and Certification Center in relation to cybersecurity review. Accordingly, we believe that our current business operations are not subject to cybersecurity review. As of the date of this annual report, neither we nor our current subsidiaries have received any notice from any national or local cyberspace administration authority or other regulatory authority requiring us to undergo cybersecurity review, nor have we received any inquiry, warning or penalty from any relevant regulatory authority in relation to cybersecurity review.

Under the Measures for the Security Review of Foreign Investment, industries subject to foreign investment security review are divided into two categories. The first category covers areas involving national defense security, for which the relevant foreign investment must be proactively reported before implementation. The second category covers important areas relating to national security, for which a foreign investment must be proactively reported before implementation if the foreign investor will obtain actual control over the invested enterprise. As of the date of this annual report: (i) the Software Development industry in which we operate does not fall within the foregoing scope of reportable investments; and (ii) we have not received, and our former subsidiaries and investees in Chinese Mainland had not received any inquiry, notice, warning or penalty from any national or local competent authority in relation to foreign investment security review. Accordingly, as of the date of this annual report, we believe that we are not required to make a filing for foreign investment security review.

CSRC Filing Requirements

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which became effective on March 31, 2023.

Under the Trial Administrative Measures, an issuer will be deemed to conduct an indirect overseas offering and listing by a domestic enterprise if both of the following conditions are met: (i) any of the revenue, total profit, total assets or net assets of the domestic enterprises for the most recent fiscal year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (ii) the principal parts of the issuer’s business activities are conducted in Chinese Mainland, its principal places of business are located in Chinese Mainland, or a majority of the senior management personnel responsible for its business operations are PRC citizens or have their habitual residences in Chinese Mainland. The determination of whether an overseas offering and listing constitutes an indirect overseas offering and listing by a domestic enterprise must be made in accordance with the principle of substance over form. The Trial Administrative Measures further provide that, if an issuer undergoes a material change in its principal business operations after its overseas offering and listing and consequently no longer falls within the scope of the filing requirements, it must submit a special report and related materials to the CSRC explaining the relevant circumstances.

We have submitted to the CSRC special filing materials stating that, as a result of the foregoing material changes in our business operations, we no longer fall within the scope of the filing requirements. The submission of such materials constitutes a reporting procedure under the Trial Administrative Measures and does not constitute any approval, confirmation or no-objection from the CSRC regarding our determination that we no longer fall within the scope of the filing requirements or regarding any future overseas securities offering by us.

As of the date of this annual report, the CSRC has not issued any conclusive determination as to whether we no longer fall within the scope of the filing requirements, nor has it expressly confirmed whether a future overseas securities offering by us would be subject to the filing procedures. Accordingly, we cannot assure you that the CSRC will accept our determination. Whether we remain subject to the Trial Administrative Measures and whether any future overseas securities offering by us would be required to undergo the CSRC filing procedures will ultimately depend on the CSRC’s review, feedback, interpretation or other regulatory determination.

If the CSRC determines that we remain subject to the Trial Administrative Measures or that any future overseas securities offering by us is required to undergo the filing procedures, we will be required to complete the applicable filing procedures in accordance with the CSRC’s requirements. We cannot assure you that we will be able to complete such filing procedures in a timely manner or at all. Any failure to complete the required filing procedures could have a material adverse effect on our ability to access overseas capital markets and materially hinder our ability to offer or continue to offer securities to investors.

As of the date of this annual report, none of our shareholders is a PRC state-owned entity, and our continued listing on Nasdaq does not involve any transfer, transaction or appraisal of PRC state-owned assets. Accordingly, based on our current shareholding structure, our continued listing on Nasdaq is not subject to any approval, filing or authorization procedures relating to the administration of PRC state-owned assets. In addition, under current PRC laws and regulations and based on the nature and location of our current business operations, no PRC industry regulator governing our principal business is expressly required to issue any written regulatory opinion or conduct any approval, filing or authorization procedure in connection with our continued listing on Nasdaq.

Holding Company Structure

We are a holding company incorporated in the BVI on October 6, 2021 under the BVI Business Companies Act, Revised Edition 2020, as amended, supplemented or otherwise modified from time to time, which we refer to below as the BVI Act. Historically, our operations were conducted primarily through our PRC operating subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, which were incorporated in the PRC on May 26, 2017 and January 17, 2023, respectively. Our BVI subsidiary BVI 3e Holdings was incorporated on October 8, 2018 under the BVI Act, and our Hong Kong subsidiary, HK 3e Network, was incorporated in Hong Kong on August 30, 2018.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. In December 2025, HK 3e Network entered into an equity transfer agreement with Techfaith and sold to Techfaith the remaining 40% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB5,300,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding our overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

Dividend Distributions or Assets Transfer among the Holding Company and Its Hong Kong Subsidiary

We are a holding company with no material operations of our own and do not generate any revenue. We conduct our business through our subsidiaries. Our Hong Kong subsidiary, HK 3e Network, provides IT business solutions, and our Finnish subsidiary, Aurora Core Technology Oy, was established for data center construction.

Neither 3e Network nor its Hong Kong subsidiary has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

For the years ended June 30, 2026 and 2025, 3e Network transferred US$272,424.50 and nil, respectively, to HK 3e Network, and received US$2,138,000 and US$50,000, respectively, from HK 3e Network. For the year ended June 30, 2026, 3e Network also transferred US$68,500 to Maskmeta and received US$300 from Maskmeta. From July 1 to August 31, 2026, 3e Network transferred US$300,000 to HK 3e Network and received US$650,000 from HK 3e Network. As of the date of this annual report, no dividends or distributions have been made between U.S. investors, other investors and any of the Company’s entities. Cash proceeds raised from overseas financing activities, including the cash proceeds from our offshore offerings, may be transferred by 3e Network to the BVI 3e Holdings, and then transferred to HK 3e Network, as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be, respectively. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under BVI law and the Amended and Restated Articles, our directors may, by resolution of directors, authorise a distribution by way of dividend at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our BVI subsidiary, which will be dependent on receipt of dividends from our Hong Kong subsidiary in accordance with the laws and regulations of Hong Kong.

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

Our former auditor, HTL International, LLC (“HTL”), the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. On June 20, 2025, we announced the appointment of GGF CPA Ltd (“GGF”) as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of our board of directors, and subsequently approved by our board of directors. GGF succeeds HTL International, LLC (“HTL”), our previous independent registered public accounting firm. On June 19, 2025, HTL declined to stand for re-election as the independent registered public accounting firm for us. The audit reports of HTL on the financial statements of us as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Both our former and current auditors are not identified in the report issued by the PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulatory agencies that does not permit GGF to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. The HFCA Act was signed into law on December 18, 2020. The Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, amended the HFCA Act and shortened the period for triggering a trading prohibition from three consecutive years to two consecutive years. Under the HFCA Act, as amended, the SEC is required to prohibit trading in our securities on national securities exchanges in the United States and in the U.S. over-the-counter market if we are identified as a Commission-Identified Issuer for two consecutive years. Any such prohibition could result in the delisting of our Class A Ordinary Shares from Nasdaq. Further, we cannot assure you whether Nasdaq or regulatory agencies would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

See “Item 3. Key Information-Item 3.D. Risk Factors - Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate - Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Risks associated with our limited operating history. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-Our limited operating history may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.”

●	Risks associated with the renewable energy utility industry in which our customers operate. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-The renewable energy utility industry in which our customers operate is a new and evolving market, which may not grow to the size or at the rate we expect.”

●	Risks associated with our ability to anticipate and develop new services and enhance our existing services. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-The growth and success of our business depend on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.”

●	Risks associated with competition. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-We might lose business to competitors that underbid us and might be unable to compete favorably in our highly competitive industry.”

●	Risks associated with reduced price and bargaining power. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.”

●	Risks associated with the global economic environment. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.”

●	Risks associated with human resources. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.”

●	Risks associated with government regulations. “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry- Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.”

Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

●	Uncertainties regarding the changes and development in the Hong Kong legal system. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate-Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.”

●	Risks associated with uncertainties in the PRC legal and regulatory system and their potential impact on our operations in Hong Kong. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate-Certain of our business operations are conducted in Hong Kong through our Hong Kong subsidiary. Risks arising from the PRC legal system include risks and uncertainties regarding the enforcement of PRC laws and that rules and regulations in China may change quickly with little advance notice. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly, and our assertions and beliefs regarding the risks imposed by the PRC legal and regulatory system may not be accurate. These risks and uncertainties could result in a material change in operations and/or the value of the securities.”

●	Risks associated with potential intervention or influence by the Chinese government over our operations and overseas securities offerings. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate-The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities.”

●	Risks associated with limitations on the ability of U.S. regulatory agencies to conduct investigations or enforce rules in Chinese Mainland. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate-U.S. regulatory agencies’ ability to conduct investigations or enforce rules in Chinese Mainland is limited.”

Risks Related to Our Corporate Structure and Our Class A Ordinary Shares

●	Risks associated with our continued listing on the Nasdaq Capital Market. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-We are listed on the Nasdaq Capital Market, and if our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.”

●	Risks associated with our market price. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.”

●	Risks associated with our dual-class voting structure. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.” and “-Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.”

●	Uncertainties regarding the development of the HFCA Act and the AHFCAA. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-The Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading the Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of the Class A Ordinary Shares to significantly decline or be worthless.”

●	Risks associated with our status as a foreign private issuer. For details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.”

Risks Related to Our Business and Industry

Our limited operating history may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have a relatively short operating history, with significant but uneven growth, interrupted by significant disruptions of the COVID-19 pandemic. Our revenues were US$859,344, US$4,835,167 and US$7,178,997 in the years ended June 30, 2024, 2025 and 2026. However, our short operating history may not serve as an adequate basis for evaluating our prospects and future operating results, including, but not limited to, key operating data, net revenue, cash flows and operating margins.

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

The growth and success of our business depend on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

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

Some of our customers are government-related or state-owned enterprises (“SOEs”) with some projects awarded through a competitive bidding process in which price is the determining factor, and we compete against multiple competitors in many of the markets in which we operate. Some of our competitors are larger than us and are vertically integrated, and competitors larger than us may be able to better exploit economies of scale to receive higher discounts or rebates. An increase in competition may result in decreases in new project awards to us at acceptable profit margins, and adversely impact our financial condition, results of operations or liquidity.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The IT industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and technologies and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services.

.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. We currently do not maintain key-man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees is or are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us.

We have a relatively small number of customers for our software development services, the loss of which could reduce our revenues and significantly harm our business. Furthermore, there are significant turnovers in our customers from one year to another. Failure to recruit new customers, expand our relationship with our existing customers or expand to new product categories may reduce our revenues and significantly harm our business as well.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended June 30, 2024, our top three customers accounted for 45%, 31% and 23% of our revenue, respectively. For the year ended June 30, 2025, our top four customers accounted for 21%, 20%, 17% and 12%, respectively of our revenue. For the year ended June 30, 2026, our top four customers accounted for 22%, 19%, 19% and 11%, respectively of our revenue.

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

Because our revenues are currently generated solely from our software development services, our customer base tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for work performed. As of June 30, 2025 and 2026, our accounts receivable, net of allowances for credit losses, amounted to US$3,219,313 and US$2,913,286, respectively. Our allowances for credit losses were nil, US$189,313 and US$28,500 as of June 30, 2024, 2025 and 2026, respectively. As of June 30, 2026, our allowance for credit losses represented approximately 0.97% of our gross accounts receivable.

.

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

A significant portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. For the years ended June 30, 2023, 2024 and 2025, all of our income was generated from fees we received for projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet customer requirements that are subject to change and increasingly stringent. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial conditions could be adversely affected.

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

The proper functioning of the technology we use is essential to our business, and any difficulty experienced by such systems would materially and adversely affect us.

The products and services offered by us may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, we may be subject to claims by third parties who maintain that the technology of the service providers of us infringes the third party’s intellectual property rights. Although the agreements between us and our third-party service providers often contain indemnities in favor of us with respect to these eventualities, we may not be indemnified for these claims or these entities may not be successful in obtaining indemnification to which they are entitled.

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

We need to invest heavily in our technology in order to sustain or grow our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, the ongoing investment in technology may not generate the expected level of returns; on the other hand, any failure of us to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and customers for day-to-day business operations, as well as our service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations upon us that may directly impact us and our relationships with our customers and partners.

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

We help our property management clients to set up and integrate their property management systems with WeChat or WeChat mini programs to offer more convenient user experiences to the residents in their properties. We often design and integrate many of the service modules within the property management systems with WeChat, as it is one of the most popular apps in the PRC. However, neither we nor our clients have control over the operations or accessibilities of WeChat and WeChat mini program. If WeChat or WeChat mini programs are not available, we could help our clients set up webpage-based log-in interfaces for our clients and residents to access the property management system. Although we can create separate log-in profiles and interfaces for our clients and residents to access the WeChat-linked services via a separate web portal, or we can even create a separate set of web portals or webpage-based log-in interfaces for our clients to manage for certain services not linked to the WeChat mini programs, WeChat or WeChat mini-program offers convenience and a better user experience, and is much more accessible to residents. In addition, in some cases, we have set up payment functions for property management companies to request utility or service fee payments from residents or to set up community e-store for selling certain food, drink or other items. Such transactions are often conducted through WeChat Pay, the mobile payment and digital wallet services offered by Tencent on WeChat. Any disruptions to WeChat’s accessibility will significantly curtail our clients and the residents’ access to WeChat Pay. If services or access to WeChat are limited, restricted, curtailed or degraded in any way or become unavailable for any reason or for extended periods of time, our business may be significantly impacted.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We typically indemnify customers who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subjects us to the risk of indemnification claims. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our products and services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under applicable laws in the jurisdictions where we operate to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

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

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. Under BVI law and the Amended and Restated Articles, our directors may, by resolution of directors, authorise a distribution by way of dividend at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity are subject to a withholding tax of 5%.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 125% and additional tariff increases could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Class A Ordinary Shares.

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

Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

Certain legal requirements shall be met for effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management named in the annual report based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in Chinese Mainland may also be limited.

We are a BVI business company limited by shares incorporated under the laws of the BVI. We conduct substantially all of our operations in Hong Kong and the majority of our assets are located in Hong Kong. In addition, all of our senior executive officers reside within Chinese Mainland or Hong Kong for a significant portion of the time and many are PRC nationals. As a result, our shareholders will be required to meet certain conditions under applicable PRC laws and regulations to effect service of process upon us or those persons inside Chinese Mainland. In addition, our PRC legal counsel has advised us that Chinese Mainland does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in Chinese Mainland of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Chinese Mainland. For example, in Chinese Mainland, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside Chinese Mainland or otherwise with respect to foreign entities. Although the local authorities in Chinese Mainland may establish a regulatory cooperation mechanism with the securities regulatory agencies of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory agencies in the U.S. has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulatory agencies and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See “Risk Factors — Risks Related to Our Corporate Structure and Our Class A Ordinary Shares  — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law” for risks associated with investing in us as a BVI business company.

Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was signed into law on December 18, 2020. The Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, amended the HFCA Act and shortened the period for triggering a trading prohibition from three consecutive years to two consecutive years. Under the HFCA Act, as amended, the SEC is required to prohibit trading in our securities on national securities exchanges in the United States and in the U.S. over-the-counter market if we are identified as a Commission-Identified Issuer for two consecutive years. Any such prohibition could result in the delisting of our Class A Ordinary Shares from Nasdaq.

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

Our former auditor, HTL, the independent registered public accounting firm that issued the audit report on our financial statements for the years ended June 30, 2024 and 2023, included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. On June 20, 2025, we announced the appointment of GGF as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. GGF is an accounting firm based in the PRC that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. If in the future, the PCAOB concludes that it is unable to inspect and investigate completely our auditor, we and our investors would be deprived of the benefits of such PCAOB inspections again. In addition, the recent developments would add uncertainties regarding our continued listing and future securities offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our former and current auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

On August 26, 2022, the CSRC, the MOF, and PCAOB signed a Statement of Protocol, (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied with, which could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. On December 15, 2022, the PCAOB issued a Determination Report (the “2022 Determination”) which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Accordingly, the PCAOB vacated its December 16, 2021 determinations relating to mainland China and Hong Kong (the “2021 Determinations”). As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

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

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

On March 23, 2024, the Hong Kong government enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation to implement Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Certain of our business operations are conducted in Hong Kong through our Hong Kong subsidiary. Hong Kong has a separate legal system from the PRC. However, certain of our business operations may still be subject to the influence of the PRC laws and regulations. These risks and uncertainties could result in a material change in operations and/or the value of the securities.

Our corporate structure and the fact that our principal business operations are located in Hong Kong may expose investors to certain risks. We own an operating subsidiary located in Hong Kong and currently do not have any subsidiaries in Chinese Mainland, nor do we intend to establish a variable interest entity (“VIE”) structure with any entity in Chinese Mainland through contractual arrangements. However, because our operating subsidiary conducts business activities in Hong Kong, we may still be subject to regulatory, enforcement and other risks and uncertainties relating to laws and regulations in China.

Recently, the Chinese government has continued to strengthen its regulation in various areas, including data security, cybersecurity, overseas securities offerings and foreign investment.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. The Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law came into effect on January 1, 2026. The Cybersecurity Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we operate a website and apps and provide certain internet services mainly through our website and apps. The Cybersecurity Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

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

In June 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law is formulated for data security and data protection, and sets forth the requirements for enterprises to serve as the first responsibility bearer for safeguarding data security. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. We may be subject to such requirements as we operate a website and apps, and provide certain internet services mainly through our website and apps. The Data Security Law further requires that entities conducting data handling activities by using the internet shall, based on the graded cybersecurity protection system, establish a data security management system across the entire workflow, organize and conduct data security education and training, and adopt the corresponding technical measures and other necessary measures to ensure data security.

The Cybersecurity Review Measures, or the Review Measures, which were promulgated on April 13, 2020, and amended December 28, 2021, became effective on February 15, 2022. The Review Measures provide that an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The Regulations on the Administration of Cyber Data Security were promulgated on September 24, 2024, and came into effect on January 1, 2025. The Regulations provide as follows: Where network data processors need to provide important data collected and generated during their operations within the territory of the People’s Republic of China to overseas parties, they shall undergo a data export security assessment organized by the national cybersecurity and informatization authority. If the network data processor identifies and declares important data in accordance with relevant state regulations, but such data has not been designated or publicly disclosed as important data by the relevant region or authority, it is not required to be treated as important data for the purpose of declaring a data export security assessment. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities.

The Review Measures also provide that if a critical information infrastructure operator, or CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC.

In early July 2021, the Cyberspace Administration of China initiated cybersecurity reviews with respect to several China-based companies listed in the United States. On July 2, 2021, the Cyberspace Administration of China announced that it had initiated a cybersecurity review of Didi Global Inc. (NYSE: DIDI), and on July 4, 2021, required mobile app stores in China to remove the Didi app from their platforms. On July 5, 2021, the Cyberspace Administration of China initiated cybersecurity reviews of Full Truck Alliance Co., Ltd. (NYSE: YMM) and Kanzhun Limited (Nasdaq: BZ).

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, we did not establish our own data storage platforms or use any third-party data storage platforms. Based on the foregoing: (i) we were not online platform operators controlling the personal information of more than one million users; (ii) we were not identified by any national or local competent authority as operators of critical information infrastructure and did not receive any notice that any of our network facilities or information systems had been identified as critical information infrastructure; (iii) we did not receive any notice from any national or local cyberspace administration authority or other regulatory authority requiring us to undergo cybersecurity review; and (iv) we did not receive any inquiry, notice, warning or penalty from any national or local cyberspace administration authority or the China Cybersecurity Review Technology and Certification Center in relation to cybersecurity review. Accordingly, we believe that our current business operations are not subject to cybersecurity review under the Review Measures. As of the date of this annual report, neither we nor our current subsidiaries have received any notice from any national or local cyberspace administration authority or other regulatory authority requiring us to undergo cybersecurity review, nor have we received any inquiry, warning or penalty from any relevant regulatory authority in relation to cybersecurity review.

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

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities.

Recent statements, laws and regulations issued by the Chinese government, including the Cybersecurity Review Measures, the Personal Information Protection Law of the People’s Republic of China and the Overseas Listing Trial Measures, indicate the Chinese government’s intent to strengthen its supervision and control over securities offerings conducted overseas and/or foreign investment in offshore issuers headquartered in Chinese Mainland. Currently, we do not conduct business operations in Chinese Mainland, do not directly or indirectly own any subsidiaries in Chinese Mainland, and have not entered into any contractual arrangements with any entities in Chinese Mainland to establish a variable interest entity (“VIE”) structure. However, because our operating subsidiary conducts business activities in Hong Kong, a special administrative region of the People’s Republic of China, the Chinese government may exercise oversight and discretion over our business operations and may intervene in or influence our operations at any time. The Chinese government may also impose additional requirements or restrictions on overseas offerings and/or foreign investment in China-based issuers, including through enhanced supervision, review procedures or other regulatory actions. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. regulatory agencies’ ability to conduct investigations or enforce rules in Chinese Mainland is limited.

All of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulatory agencies to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside Chinese Mainland on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. Chinese Mainland does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in Chinese Mainland of these judgments in relation to any matter, including U.S. securities laws and the laws of the BVI, may be difficult or impossible.

Risks Related to Our Corporate Structure and Our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward our Company, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies may also negatively affect the attitudes of investors towards companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the Class A Ordinary Shares.

In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and expansions by us or our competitors;

●	announcements of new policies, rules or regulations;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our solutions, our competitors or our industry;

●	additions or departures of key personnel;

●	fluctuations of exchange rates;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

We are listed on the Nasdaq Capital Market, and if our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. On October 27, 2026, we received a written determination from Nasdaq notifying us that Nasdaq had determined to delist our Class A Ordinary Shares from the Nasdaq Capital Market due to our noncompliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). As we had effected a 1-for-25 reverse share split on March 16, 2026, within the preceding one-year period, we were not eligible for a compliance period under Nasdaq Listing Rule 5810(c)(3)(A). On November 3, 2026, we requested a hearing before a Nasdaq Hearings Panel to appeal the determination. Our shares are listed on the Nasdaq Capital Market, however, if they are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on an over-the-counter market, if eligible. In addition, if our Class A Ordinary Shares are not so listed or are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Shares may be issued in one or more series of shares as the directors may by resolution of directors determine from time to time. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Holders of Class B Ordinary Shares shall not receive the right to any dividend paid by the Company or receive the right to any distribution of the surplus assets of the Company on its liquidation. We have issued Class A Ordinary Shares in our initial public offering. Our Class A Ordinary Shares and Class B Ordinary Shares cannot be converted into each other at any time. Holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors, any amendment of our memorandum and articles of association and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Our directors may, by a resolution passed by at least seventy-five percent (75%) of the directors of the Company voting at a meeting of directors, issue Class B Ordinary Shares. Each Class B Ordinary Share shall only be issued to the Company’s or its subsidiaries’ employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries. This significant discretion afforded to our Board may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial, and may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

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

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor, GGF CPA Ltd (“GGF”), which has served as our independent registered public accounting firm since June 19, 2025, is headquartered in Guangzhou, Guangdong, China and is registered with the PCAOB. Based on the PCAOB’s vacation of the 2021 Determinations and assuming that the PCAOB continues to have complete access to inspect and investigate registered public accounting firms headquartered in mainland China, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA in connection with this annual report. However, if the PCAOB determines in the future that it is unable to inspect or investigate completely GGF, we may be identified as a Commission-Identified Issuer and may become subject to the trading prohibitions under the HFCAA if such determination continues for the period prescribed by applicable law.

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

We qualify as a foreign private issuer under the Exchange Act, and are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the short-swing profit recovery provisions of Section 16(b) and the short-sale restrictions of Section 16(c) of the Exchange Act; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

Our directors and officers are now subject to Section 16(a) insider reporting obligations under the Holding Foreign Insiders Accountable Act.

On December 18, 2025, the President signed into law the Holding Foreign Insiders Accountable Act (the “HFIAA”), which eliminated the historical exemption of foreign private issuers from the insider reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). Pursuant to implementing rules adopted by the SEC on February 27, 2026, our directors and officers became subject to Section 16(a) reporting obligations effective March 18, 2026. They are now required to file initial ownership reports on Form 3, reports of changes in beneficial ownership on Form 4 (within two business days of each reportable transaction), and annual reports on Form 5. Directors and officers of foreign private issuers remain exempt from the short-swing profits provisions of Section 16(b) and the short-sale prohibition of Section 16(c). Failure to timely file required Section 16(a) reports may expose our directors and officers to SEC enforcement action and reputational harm, and could result in required disclosure of delinquent filings in our annual report.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

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

As a public company, we are required to maintain a sufficient number of independent directors and maintain effective internal control and disclosure control policies and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We continue to monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see “Item 10. Additional Information-10.E. Taxation-U.S. Federal Income Taxation Considerations-Passive Foreign Investment Company (“PFIC”).”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our directors may, by resolution of directors, authorize a distribution by way of dividend at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

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

In connection with the audit of our consolidated financial statements included elsewhere in this annual report, we and our independent registered public accounting firms identified material weaknesses and significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) a lack of personnel with sufficient expertise in U.S. GAAP reporting; (ii) deficiencies in the implementation and monitoring of our documented internal control policies and procedures, including IT controls and our cybersecurity framework; and (iii) inadequate internal review and ineffective implementation of controls over the preparation of our consolidated financial statements.

We have adopted and intend to implement additional measures designed to improve our internal control over financial reporting and address the underlying causes of these material weaknesses, including (i) recruiting qualified personnel for key operational and financial reporting roles; (ii) strengthening the implementation, review and monitoring of our documented financial reporting and system control policies and procedures; (iii) maintaining audit committee oversight; (iv) providing ongoing U.S. GAAP training to our accounting personnel; and (v) continuing to implement appropriate review procedures and controls, including requiring significant documents and contracts to be submitted to the office of our Chief Executive Officer for retention and review. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above.

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

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the common law of the BVI. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

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

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information-10.B. Memorandum and Articles of Association-Differences in Corporate Law.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

3e Network was incorporated on October 6, 2021 under the laws of the BVI. We own all of the outstanding shares of BVI 3e Holdings, which owns all the issued and outstanding capital stock of HK 3e Network.

Guangzhou Sanyi Network was established by Guangzhou Leihou Software Development Company Limited as a PRC limited liability company on May 26, 2017. On September 30, 2018 Guangzhou Leihou Software Development Company Limited entered into a sale and purchase agreement whereby HK 3e Network agreed to acquire 100% of Guangzhou Sanyi Network from Guangzhou Leihou Software Development Company Limited for a consideration of RMB10,000 (approximately US$1,456). The share sale was completed and registered with the relevant authorities in the PRC on November 13, 2018.

Guangzhou 3E Network was established by HK 3e Network as a PRC limited liability company on January 17, 2023. It was established as a subsidiary to focus on our then emerging business in developing software products for photovoltaic power plants, while Guangzhou Sanyi Network continued to focus on our other main business lines.

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

On January 24, 2025, the Company adopted written resolutions and approved the issuance of 300,000 class B ordinary shares to Niu Jianping and 280,000 class B ordinary shares to Zhu Huabei, with a par value of USD0.0001 per share, with such amounts to be paid in cash. Each of Niu Jianping and Zhu Huabei is an employee of the Company. Pursuant to the Company’s amended and restated memorandum and articles of association, shareholder(s) of Class B Ordinary Share shall not: (a) receive the right to any dividend paid by the Company; (b) receive the right to any distribution of the surplus assets of the Company on its liquidation; or (c) have any conversion rights and the Class B Ordinary Shares are not convertible into shares of any other class. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. On December 25, 2025, HK 3e Network sold to Techfaith the remaining 40% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB5,300,000 in cash. The relevant shareholder change registration was completed on December 31, 2025. These sales reflect our broader strategy to reallocate resources toward expanding our overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, we have disposed of all of our subsidiaries in Chinese Mainland and no longer conduct any business in Chinese Mainland.

On June 9, 2025, the Company entered into the L1 Securities Purchase Agreement with L1 Capital, pursuant to which the Company issued 1,248,611 pre-delivery shares, and pre-funded warrants to purchase an additional 213,389 pre-delivery shares, along with convertible notes and warrants for L1 Capital to purchase up to a certain number of Class A Ordinary Shares. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Recent Development” for details.

On October 17, 2025, the Company entered into the L1 Convertible Note Agreement with L1 Capital, pursuant to which we agreed to sell and issue a convertible promissory note convertible into a certain amount of Class A Ordinary Shares. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Recent Development” for details.

On February 11, 2026, the Company entered into the ELOC Purchase Agreement with the SBC Global Investment Fund, an affiliate of L1 Capital designated as the investor under the ELOC Purchase Agreement on August 13, 2026, pursuant to which the Company may sell and issue to the SBC Global Investment Fund up to US$20,000,000 of Class A Ordinary Shares from time to time during a 24-month commitment period, subject to the terms and conditions set forth therein. Pursuant to the ELOC Purchase Agreement, the Company is required to issue to the L1 Capital commitment shares with an aggregate value equal to 2% of the commitment amount. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Recent Development” for details.

On February 15, 2026, the board of directors of the Company approved a 1-for-25 reverse share split of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, and the Class A Ordinary Shares commenced trading on the Nasdaq on a reverse-share-split-adjusted basis on March 16, 2026. Any fractional shares resulting from the share consolidation were rounded up to the nearest whole share. In connection with the share consolidation, the maximum number of shares the Company was authorized to issue was adjusted to 20,000,000 shares, par value US$0.0025 per share, comprising (i) 16,000,000 Class A Ordinary Shares, par value US$0.0025 per share, and (ii) 4,000,000 Class B Ordinary Shares, par value US$0.0025 per share.

On May 1, 2026, the Company entered into a Securities Purchase Agreement with the L1 Capital, pursuant to which the Company agreed to sell and issue (i) a senior secured 8% original issue discount convertible promissory note in the principal amount of up to $1,300,000 for aggregate gross proceeds of $1,196,000 and (ii) a Class A ordinary share purchase warrant to purchase up to 265,198 Class A ordinary shares of the Company, par value $0.0025 per share. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Recent Development” for details.

On May 20, 2026, the board of directors of the Company unanimously approved resolutions to increase the maximum number of shares the Company was authorized to issue to 150,000,000 shares, comprising (i) 100,000,000 Class A Ordinary Shares, par value US$0.0025 per share, and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.0025 per share.

On June 23, 2026, the Company entered into a Securities Purchase Agreement with the L1 Capital, pursuant to which the Company agreed to sell and issue (i) a senior secured 8% original issue discount convertible promissory note in the principal amount of up to US$2,000,000 for aggregate gross proceeds of US$1,840,000 and (ii) a Class A ordinary share purchase warrant to purchase up to 468,978 Class A ordinary shares of the Company, par value $0.0025 per share. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Recent Development” for details.

On September 2, 2026, the Company entered into a subscription agreement with 3E NETWORK TECHNOLOGY PTE. LTD., a company wholly owned by Dr. Tingjun Yang, our Chief Executive Officer and a director (the “Yang Investor”), pursuant to which the Company agreed to issue and sell 701,272 Class A Ordinary Shares at a purchase price of US$1.42598 per share for aggregate consideration of approximately US$1,000,000. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

On October 10, 2026, the board of directors of the Company approved a 1-for-2 reverse share split of the Company’s Class A Ordinary Shares and Class B Ordinary Shares. On October 28, 2026, the board of directors approved a further 1-for-2 reverse share split, resulting in a cumulative 1-for-4 reverse share split. Our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market on a post-consolidation basis on October 30, 2026.

On October 23, 2026, the Company entered into a subscription agreement with the Yang Investor and six individual purchasers, pursuant to which the Company agreed to issue and sell an aggregate of 2,751,789 Class A Ordinary Shares at a purchase price of approximately US$1.8170 per share for aggregate gross proceeds of US$5,000,000. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Recent Development” for details.

As of the date of this annual report, we have 1,307,574 Class A Ordinary Shares and 5,800 Class B Ordinary Shares issued, and 1,225,074 Class A Ordinary Shares and 5,800 Class B Ordinary Shares outstanding. The issued Class A Ordinary Shares include 82,500 pre-delivery shares issued to L1 Capital Global Opportunities Master Fund, which are excluded from the outstanding share count.

4.B. Business Overview

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Historically, through our two PRC subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, we started as a business that focuses on integrated software and hardware solutions in the property management and exhibition services spaces. Over time, we expanded our software solutions offering to a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Following the disposal of all of our equity interests in our PRC entities in December 2025, our software solutions business has been conducted through our Hong Kong subsidiary, HK 3e Network. References below to projects undertaken by our former PRC entities for customers in mainland China describe their historical operations prior to the relevant disposals; neither we nor our current subsidiaries have continued to perform those contracts or operate the related customer platforms following the disposals.

Our business mainly came from software development portfolio. The proportion of revenue was 100% and 100% for the years ended June 30, 2025 and 2026, respectively.

1. Software Development Portfolio

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

We work closely with our customers to analyze their software requirement, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including restaurant management, property management, exhibit and conferencing services, and solar power stations.

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

For the years ended June 30, 2025 and 2026, our main products under our custom software solutions offering include software products developed for property management companies, restaurant management, intelligent music generation, and highway monitoring and control. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

Smart Property Management System

We designed a smart property management system for property management companies in the PRC. On December 17, 2021, the Ministry of Housing and Urban-Rural Development (“MoHURD”) of the PRC issued a paper encouraging property management companies to use a digital property management system incorporating smart technology to provide better service to their residents. We believe that our system meets the specifications of the digital property management system promoted by the ministry that can integrate community management, property management, municipal services, and smart home management functions into a single system.

Our property management system uses a Chinese mobile social messaging app, WeChat, and its mini program platform and the latest information technologies such as internet of things, cloud computing and mobile internet to provide services to its users.

WeChat is one of the most popular mobile applications in China. As of the second quarter of 2022, according to Tencent Inc., the social media company that developed WeChat, there were approximately 1.3 billion monthly active users of WeChat. It combines messaging, social networking, audio and video calls, teleconferencing, short video distribution, news and web content distribution, e-commerce, gaming and financial payments into one “super-app”. Through WeChat, our clients and the residents of the properties they manage can easily access the property management systems that we help design and develop for our clients.

WeChat mini programs are sub-applications that third parties can develop using JavaScript on WeChat’s application platform. Akin to a relationship between a web application hosting platform and a web application owner and operator, WeChat and our clients are bound by contractual agreements and our clients are responsible for the operations of the WeChat mini programs that we develop for our clients and deploy to the WeChat platforms. Third parties like our property management clients would register and agree to standard terms and conditions required by WeChat, and we would design and develop a customized property management portal connected through a WeChat mini program for property management companies to use the portal to manage a specific property and residents to access the portal for services and payments. Key terms and conditions regarding using WeChat mini programs are summarized as follows: (i) mini programs can only be released to WeChat users after Tencent has reviewed and approved mini programs submitted by registered developers; (ii) Tencent’s review of mini programs includes review of the legal, security, stability, operability, and user experience of submitted mini programs and may include testing and verification procedures, if needed; (iii) any version updates or optimizations require Tencent’s review and approval; (iv) any submission by developers must identify the types of activities, content, services or transactions that the mini programs will engage in and the industry such developers belong to so that Tencent may identify governing laws and regulations that may apply to such mini programs and review accordingly; (v) developers may apply for and Tencent may award verified account identifications to such mini programs that submit verification requests, for which Tencent may only review and verify on the authenticity of the corporate, personal or other entity registration or identification information (including any corporate or non-corporate entity registration identification or personal identification information); Tencent does not take responsibility in verifying the performance and functionality of the mini programs; (vi) without Tencent’s consent, mini program developers may not collect, possess, store, capture, obtain or require any WeChat users to provide any data, including user data or other information contained on WeChat or its service platforms; (vii) any IP rights to the content provided by Tencent in its provision of mini program services belong to Tencent, while IP rights generated during the course of the use of mini programs belong to the users or the relevant rights holders; (viii) any dispute arising from the mini program with third party shall be borne by the developer only, as Tencent will not participate in the development, operation or other activities associated with the mini programs, nor will it modify, edit or optimize the mini programs; (ix) any dispute arising from the mini programs or any consequences due to violation of laws and regulations or terms and conditions with WeChat shall be borne by the developers, and developers shall assume any liabilities and compensate for any losses against Tencent.

Depending on the specific property management company’s needs, we can incorporate a variety of service modules into the portal. These service modules have been developed primarily for integrated use by administrators (i.e. employees of our property management clients) and by users (residents in the properties) on and through WeChat, and the portal deployed with these service modules is primarily accessed through WeChat. However, in the unlikely event that WeChat experiences significant outage or disruptions, we may help clients set up a separate webpage-based log-in interface and create alternative log-in credentials for administrators and users to access the portal through a separate webpage. The access to the web portal in that case will not be connected to or dependent upon WeChat.

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

Restaurant Management Software System

We designed a restaurant management system based on popular functions we found in most restaurant software systems used in the PRC and tailored them for restaurants outside mainland China. For example, we left out mobile payment functions while putting emphasis on membership subscription and management functions by adding member registration page and modules of gift redemption for members to redeem membership points. In the PRC, mobile payment such as WeChat pay and Alipay is very popular while patrons in areas outside mainland China usually pay by credit card or cash. Because WeChat is a popular mobile app mainly in mainland China, this system is an Android and iOS based application instead of the usual WeChat mini program based application in PRC. Restaurants outside mainland China may place more emphasis on membership points and membership discount to encourage frequent patronage. Our software system was launched in Hong Kong in the fourth quarter of 2022, and comprises the following modules:

●	For patrons: a customer using his/her mobile phone can register as a member or log in to view the e-menu, order food for take-out or dine-in, check his/her membership tier and membership points, exchange membership points for goods, and check bills.
●	For staff: staff with a personal digital assistant (“PDA”) logged onto the system can seat patrons by referring to the real-time seating chart that shows tables occupied, tables pending bill payment, and available tables. Staff can also place orders for customers via PDA, check the order status and review the bill amount of each table.
●	Cashier terminal: it has all the functions of a staff PDA, but also allows for selecting the restaurant location of a franchise restaurant, issuing checks and processing payments, and routing and printing orders via various printers at the kitchen or the bar.
●	Back-office management suite: A software bundle that manages membership, membership points, e-menu, e-mall, shop settings for restaurant chains, printer settings, and security. Also, the user can send push notifications to its members.

2. Hardware Sales Portfolio

We work closely with our customers to assess their data storage and computing requirements and determine the specifications of the required hardware systems. Based on the agreed specifications, we source relevant electronic components through our supply chain network and arrange for the procurement, assembly and testing of the hardware systems. The completed hardware systems are then delivered to our customers for testing and final acceptance.

Our hardware products are primarily designed for customers with significant data processing and storage requirements, including artificial intelligence technology companies, data center operators and cloud computing service providers. As part of the delivery process, we may also assist our customers with the deployment and integration testing of the relevant hardware. Upon delivery, ownership of and access to the hardware systems are transferred to our customers, and we do not retain access to such systems or any data stored or processed therein.

Our current hardware product portfolio primarily includes enterprise-grade memory products, storage modules, solid-state drives and other storage components. Customers may purchase standardized hardware products or request customized configurations based on their storage architecture and computing requirements. For the years ended June 30, 2024, 2025 and 2026, we generated nil, nil and nil, respectively, in revenue from our hardware sales business.

We plan to expand our customer base and broaden the range of hardware products we offer. As our relationships with existing customers develop, we intend to address their evolving storage and computing requirements and seek additional sales opportunities. Accordingly, acquiring new customers and expanding our product offerings to existing customers are important to the growth of this business segment. Although we did not generate any revenue from our hardware sales business during the years ended June 30, 2024, 2025 and 2026, we intend to continue developing this business through the initiatives described above. On October 21, 2026, we announced that our Hong Kong subsidiary had entered into a hardware sales agreement with a contract value of approximately US$5.0 million, and initial shipments under the agreement commenced on October 22, 2026.

Competitive Strengths

We believe that our competitive strengths that distinguish us from our competitors and contribute to our success include the following:

●	The breadth and depth of our expertise in exhibition business and property management business. We have developed expertise in the industries in which we operate. Our product designers and sales support staff work with exhibition organizers and venue owners from an early stage in preparing an exhibition to its closing, gaining first-hand knowledge of the issues in the exhibition industry. This knowledge allows us to develop products that meet the needs of the participants and improve the efficiency of the trade. In the property management business, we have a team member with senior management experience in a major property management company in the PRC, who can use his expertise to guide us in the right directions. The property management system that we launched addresses key demands of small- to medium-sized companies while also having the potential to be scaled up for major operators.
●	The complete solution approach and the quality of the service we offered. Our expertise allows us to anticipate the need of the industries and develop software systems that are adaptable to the demands of industrial players. For example, in 2021, we introduced a gate control system that integrated facial recognition, temperature measuring and ID reading capabilities to assist exhibition organizers and venue owners to minimize COVID-19 risk. This system was used by customers of our former PRC subsidiaries. Our reputation as a reliable and efficient software developer has earned us contracts from major customers in a competitive market.
●	Our market reputation, track record and marketing and selling skills. Our sales and marketing team comprises mainly technical staff with product design and programming expertise. We believe this approach allows us to communicate more effectively with our customers or potential customers, which provides us with first-hand knowledge of our customers’ needs, allowing us to develop software that meets their requirements quickly.

Growth Strategy

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

●	Grow revenue with existing and new customers — We intend to pursue additional revenue opportunities from existing customers. We will focus on continuing to deliver high quality software and services and identifying additional opportunities with existing customers as they will continue to constitute a significant portion of our revenues and medium-term growth. We will also continue to target certain new customers, using our comprehensive service and software offerings, combined with increasingly deep domain expertise in the exhibition industry and property management industry.
●	Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals — We will continue to enhance our domain knowledge in the exhibition industry and property management industry and relevant business-specific processes. As our industry and service expertise grow, we intend to leverage the knowledge accumulated in our work with our customers to more effectively address their business-specific needs. In addition, we plan to continue investing in research and development (“R&D”), focusing on developing solutions that leverage our industry experience and R&D capabilities, to combine proprietary applications with our services to best address customer needs.
●	Continue to invest in training and development of our human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to further increase our competitiveness. We will build and train our professional talent pool to ensure the sustainable supply of IT talent resources.
●	Drive efficiencies through ongoing improvements in operational excellence — We strive to gain significant operating efficiencies by leveraging historical and ongoing investments in infrastructure, R&D and human capital. We operate our business on a single, integrated system, with centralized functions which provide significant economies of scale across our business, as well as cross service offerings. We also expect to continue investing in our own IT infrastructure and more advanced technologies, such as cloud computing, to allow us to enhance our scalability and continue to grow in a more cost-effective fashion. As part of expanding our scale, we intend to continue building up training centers tailored to our human capital needs to deploy human capital more efficiently, thereby improving overall resource utilization and productivity.

Marketing and Sales

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider with the inspiration to become a next-generation artificial intelligence (“AI”) infrastructure solutions provider. We seek to acquire new account relationships through face-to-face field sales, and targeted direct marketing to increase awareness of our solutions. Our product design team is also our main sales team as they can better explain the salient features of our products to our potential customers. Most of our potential customers have their IT expert on their team and prefer a more technical sales presentation. We specifically target small and medium-sized enterprises in the exhibition and property management industries, primarily in Hong Kong and Singapore.

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

In the solar energy space, we establish ourselves by participating in exhibitions and fairs to showcase our products, and use contacts at forums and industrial groups to develop relationships with potential clients and discuss collaborating opportunities. For products in this sector, we offer both standardized and customized software solutions, with our standardized product priced based on the power-generation capacity a client manages, and our customized product priced using a base price and a sliding price scale based on the number of solar power stations the client will need to manage.

We have an integrated marketing team with our sales support and technical sales personnel working closely to support our marketing functions. Our technical sales team is essentially part of our product and technology development teams, with personnel supporting each pitch on an ad-hoc basis. They work closely with potential clients to identify the needs, provide suggested solutions and showcase demo products to potential clients. The technical sales team is further supported by one sales support staff member, providing support services to our technical sales team in compiling pitch materials and providing technical onboarding and training for customers.

Competition

The market for IT services is highly competitive and we expect the competition to intensify. We believe that the principal factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Internationally, we face competition from the following major competitors: iChef Co., Ltd., Everywhere Limited, and Eats365 Inc. These competitors are all larger companies and possess a considerable market share in the IT services industry. Compared with the above competitors, as an IT business solution provider, we have been focusing on delivering consulting and solutions services to companies in the exhibition industry and property management industry.

Corporation Information

Our principal executive offices are located at No.118 Connaught Road West, 30th Floor, Hong Kong. Our registered office in the BVI is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a website at https://3emask.com/.

Employees

As of June 30, 2026, we have 17 employees. Our employees are not represented by a labor union, and we believe that we have good relations with our employees. The functional areas of our employees are as follows:

As of June 30, 2026
Technology	8
Operation & Administration	6
Management	3
Total	17

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

Governmental Regulations

Our operations are subject to numerous laws and regulations in Hong Kong and other jurisdictions where we operate, including, but not limited to, areas of labor and employment, advertising, e-commerce, tax, data privacy requirements, anti-unfair competition, and environmental, health, and safety. We have implemented policies and procedures designed to help comply with applicable laws and regulations. We strive to stay up to date on any new laws or regulations that appear that affect the Company or our customers in order to provide custom IT solutions that comply with such laws and regulations.

Licenses and Approvals

See “Item 3. Key Information-Licenses and Approvals” for details.

Regulation

Regulations Related to our Business Operation in PRC

Historically we operated our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAFE, the Ministry of Commerce (the “MOFCOM”), the National Development and Reform Commission (the “NDRC”), the State Administration for Market Regulation (the “SAMR”), formerly known as the State Administration for Industry and Commerce (the “SAIC”), the Ministry of Civil Affairs (the “MCA”), and their respective authorized local counterparts.

The foregoing regulatory framework constituted the principal regulatory environment in which we historically conducted our operations in the PRC. Relevant laws, regulations and regulatory policies may be amended from time to time, and their interpretation and enforcement remain subject to uncertainty. Following the divestiture of our PRC subsidiaries and the cessation of our operations in mainland China, the applicability of laws and regulations relating to PRC domestic operations to our business has been substantially reduced; however, we may still be subject to certain regulatory requirements under specific circumstances.

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

Regulations Related to our Business Operation in Hong Kong

Regulations related to Business Registration Requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Relating to Personal Data and Privacy Protection

In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong, “PDPO”) applies to data users who control the collection, holding, processing or use of personal data in Hong Kong. These data users shall not do any act, or engage in a practice, that contravenes any of the data protection principles (“DPP”), set out in Schedule 1 to the PDPO. DPP set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfilment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used are made known to the public; and (6) a data subject shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

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

Regulations Relating to Intellectual Property

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

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possesses, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the licence of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

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

Section 16 of SOGO provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract by sample, as regards defects which would have been apparent on a reasonable examination of the sample.

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

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The current MWO provides for a prescribed minimum hourly wage rate, which is currently set at HK$43.1 per hour with effect from May 1, 2026, during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Regulations related to taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

Under the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Name	Background	Ownership	Principal activities
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	● A BVI business company ● Incorporated on October 8, 2018	100% owned by 3 E Network Technology Group Limited	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	● A Hong Kong company ● Incorporated on August 30, 2018	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Maskmeta Limited (“Maskmeta”)	● A Hong Kong company ● Incorporated on February 25, 2025	100% owned by BVI 3e Holdings	Investment holding; Sales & Marketing

Aurora Core Technology Oy (“Aurora”)	● A Finland company ● Incorporated on December 18, 2025	100% owned by Maskmeta Limited	Data center construction

4.D. Property, Plant and Equipment

As of the date of this annual report, the Company has leased the following location:

Facility	Address	Rent	Space (m2)	Lease terms
3e Network Technology Company Limited	No.118 Connaught Road West, Room 3003-2, Hong Kong	US$ 4,000 per month	150	From July 16, 2026 to July 15, 2027
Aurora Core Technology Oy	Property 491-537-39-3 of the City of Mikkeli, Pellosniemi Industrial area, Karsikkoniemenkuja	€ 18,655 per year	101,071	December 3, 2025 to December 2, 2055

Note:	The current lease does not provide for automatic renewal. New agreements need to be reached for renewal of the lease.

On July 15, 2026, the Group renewed the Supplemental Tenancy Agreement with Hong Kong Kisen Co., Limited, which further specified terms for the leased property listed above. Terms within the agreement specified a leased area of 150 square meters, the duration of the lease term changed to July 16, 2026, until July 15, 2027.

We recorded operating lease cost of US$58,600, comprising US$12,591 in net lease costs for our land lease in Finland and US$46,009 in short-term lease costs and other non-lease components for our Hong Kong premises. As of June 30, 2026, we had operating lease liabilities of US$357,356, all of which related to the Finland land lease.

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

For the impact of foreign currency fluctuations on the Group, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Foreign Currency Exchange Rate Risk.”

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

This marketing strategy allows us to minimize our marketing expenses but still get effective marketing. Total revenue derived from a customer will usually decline after the initial order when the customer has acquired the basic IT system that it needs. In addition, for the year ended June 30, 2026, our major customers accounted for 22.3%, 18.9%, 18.8% and 11.1% of our total revenue, respectively. There are inherent risks with having a large percentage of total revenues concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. Therefore, it is important that we develop new products and new customers. For the year ended June 30, 2026, our total revenue increased by 48.5%, or US$2,343,830, compared to the year ended June 30, 2025.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Year ended	As	Year ended	As
	June 30,	% of	June 30,	% of	Increase/
	2026	sales	2025	sales	(Decrease)%
Revenue	7,178,997	100.0	4,835,167	100.0	2,343,830	48.5
Cost of revenue	(3,807,277)	(53.0)	(2,426,213)	(50.2)	(1,381,064)	56.9
Gross profit	3,371,720	47.0	2,408,954	49.8	962,766	40.0
General and administration expenses	(3,287,282)	(45.8)	(596,776)	(12.3)	(2,690,506)	450.8
Exchange gain	22,981	0.3	77,927	1.6	(54,946)	(70.5)
Investment (loss)/income	(46,054)	(0.6)	8,932	0.2	(54,986)	(615.6)
Fair value gain on investment fund	194,497	2.7	31,494	0.7	163,003	517.6
Total operating expenses	(3,115,858)	(43.4)	(478,423)	(9.8)	(2,637,435)	551.3
Income from operation	255,862	3.6	1,930,531	40.0	(1,674,669)	(86.7)
Other income	13	-	258	-	(245)	(95.0)
Other expenses	(259,649)	(3.6)	(21,844)	(0.5)	(237,805)	1,088.7
Gain on disposal of joint venture	166,607	2.3	-	-	166,607	100.0
Income before income tax	162,833	2.3	1,908,945	39.5	(1,746,112)	(91.5)
Income tax	(358,886)	(5.0)	(431,139)	(8.9)	72,253	(16.8)
Net (loss)/income from continuing operations	(196,053)	(2.7)	1,477,806	30.6	(1,673,859)	(113.3)
Loss from discontinued operations, net of income taxes	-	-	(712,887)	(14.7)	712,887	(100.0)
Net (loss)/income	(196,053)	(2.7)	764,919	15.9	(960,972)	(125.6)

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Revenues

We derive our revenues from IT consulting and solutions, primarily comprising customized software development services with customer acceptance requirements, which are billed on a fixed-price basis.

The following table presents our revenues.

	Year ended		Year ended
	June 30, 2026		June 30, 2025
	Revenue	%	Revenue	%	Variance	%
Software development services	7,178,997	100	4,835,167	100	2,343,830	48.5
Total	7,178,997	100	4,835,167	100	2,343,830	48.5

Our total revenues increased by US$2,343,830, or 48.5%, to US$7,178,997 for the year ended June 30, 2026, from US$4,835,167 for the year ended June 30, 2025. The increase in overall revenues reflects an operational recovery from prior year to current year, supported by our market expansion initiatives. This growth is also attributed to our efforts in attracting new customers.

Cost of revenues

Our cost of revenue mainly comprised outsourcing fees, employee salaries, and other incidental expenses. Cost of revenues increased by US$1,381,064 or 56.9% to US$3,807,277 for the year ended June 30, 2026, from US$2,426,213 for the year ended June 30, 2025. The increase in cost of revenues was primarily attributable to our efforts to expand the customer base, aligned with our overall revenue growth strategy. As a percentage of revenue, our cost of revenues increased to 53.0% for the year ended June 30, 2026 from 50.2% for the year ended June 30, 2025. The increase was due to a higher number of research projects outsourced to third parties, which resulted in a lower profit margin.

Gross profit

Our gross profit increased by US$962,766, or 40.0%, to US$3,371,720 for the year ended June 30, 2026 from US$2,408,954 for the year ended June 30, 2025. As a percentage of revenues, our gross margin decreased from 49.8% for the year ended June 30, 2025 to 47.0% for the year ended June 30, 2026. The decrease was due to a higher number of research projects outsourced to third parties, which resulted in a lower profit margin.

General and administrative expenses

General and administrative expenses primarily consisted of consulting fees, management service fees, legal fees and other expenses.

General and administrative expenses increased by US$2,690,506 or 450.8% from approximately US$596,776 for the year ended June 30, 2025 to US$3,287,282 for the year ended June 30, 2026, which was attributable to a combination of higher consulting fees of US$1,424,197, increased legal fees of US$535,486, increased management service fees of US$394,325, higher professional service fees of US$171,059, higher salary expenses of US$101,483 and increased rental expenses of US$58,600 for the year ended June 30, 2026. The significant increase in professional service fees, consulting fees and legal fees for the year ended June 30, 2026 was mainly due to the increase in financing activities during this period.

Exchange gain

Exchange gain represented the gain from receivables and payables due to exchange rate fluctuations.

Exchange gain decreased by US$54,946, or 70.5%, from a net gain of US$77,927 for the year ended June 30, 2025, to a net gain of US$22,981 for the year ended June 30, 2026.

Other expenses

Other expenses consist primarily of interest expenses related to the convertible notes payable.

For the period ended June 30, 2026, we recognized other expenses of US$259,649, consisting of interest expense of US$236,724 and loss on extinguishment of debt of US$22,925, compared to interest expense of US$21,844 for the same period in 2025. The change was mainly due to the recognition of interest expense on convertible notes during the period.

Gain on disposal of joint venture

For the year ended June 30, 2026, we recognized a gain on disposal of joint venture of US$166,607 arising from the disposal of our 40% equity interest in Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”).

Income before income taxes

Our income before income taxes decreased by US$1,746,112 to US$162,833 for the year ended June 30, 2026, from US$1,908,945 for the year ended June 30, 2025.

Provision for income taxes

Our provision for income taxes for the years ended June 30, 2026 and 2025 were US$358,886 and US$431,139, respectively. Our income tax expense was primarily derived from Hong Kong subsidiaries.

Net (loss)/income from continuing operations

Income (loss) from continuing operations decreased by US$1,673,859, to a net loss of US$196,053 for the year ended June 30, 2026, from net income of US$1,477,806 for the year ended June 30, 2025.

Gain/(loss) from discontinued operations, net of income taxes

Our loss from discontinued operations was nil, for the year ended June 30, 2026, as compared with a loss from discontinued operations of US$712,887 for the year ended June 30, 2025.

The summarized operating result of discontinued operations included our consolidated statements of operation is as follows:

	For The Year Ended
	June 30,
	2026	2025
Revenues	$-	$1,825,288
Cost of revenues	-	(1,121,174)
Taxes and other surcharges	-	(5,598)
Gross profit	-	698,516
Operating expenses	-	(551,578)
Other income, net	-	1,501
Income before income taxes	-	148,439
Income tax expenses	-	19,381
Loss on sale of discontinued operations	-	(880,707)
Loss from discontinued operations	$-	$(712,887)

Net (loss)/income

For the year ended June 30, 2026, we recorded a net loss of US$196,053, as compared to the net income of US$764,919 for the year ended June 30, 2025, a decrease of US$960,972, or 125.6%.

The following table sets forth a summary of our consolidated results of operations for the periods indicated.

	Year ended	As	Year ended	As		Increase/
	June 30,	% of	June 30,	% of	Increase/	(Decrease) in
	2025	Revenues	2024	Revenues	(Decrease)	percentage
Revenues	$4,835,167	100.0	$859,344	100.0	3,975,823	462.7
Cost of revenues	(2,426,213)	(50.2)	(30,896)	(3.6)	(2,395,317)	7,752.8
Gross profit	2,408,954	49.8	828,448	96.4	1,580,506	190.8
General and administration expenses	(596,776)	(12.3)	(10,858)	(1.3)	(585,918)	5,396.2
Exchange gain/(loss)	77,927	1.6	(28)	-	77,955	(278,410.7)
Investment income	8,932	0.2	-	-	8,932	100.0
Fair Value Change Gains and Losses	31,494	0.7	-	-	31,494	100.0
Total operating expenses	(478,423)	(9.8)	(10,886)	(1.3)	(467,537)	4,294.8
Income from operation	1,930,531	40.0	817,562	95.1	1,112,969	136.1
Other income	258	-	-	-	258	100.0
Other expenses	(21,844)	(0.5)	-	-	(21,844)	(100.0)
Income before income taxes	1,908,945	39.5	817,562	95.1	1,091,383	133.5
Income taxes	(431,139)	(8.9)	(114,958)	(13.4)	(316,181)	275.0
Net income from continuing operations	1,477,806	30.6	702,604	81.7	775,202	110.3
(Loss)/Income from discontinued operations, net of income taxes	(712,887)	(14.7)	845,743	98.4	(1,558,630)	(184.3)
Net income	764,919	15.9	1,548,347	180.1	(783,428)	(50.6)

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Revenues

We derive our revenues from IT consulting and solutions, primarily comprising customized software development services with customer acceptance requirements, which are billed on a fixed-price basis.

The following table presents our revenues:

	Year ended		Year ended
	June 30, 2025		June 30, 2024
	Revenue	%	Revenue	%	Variance	%
Software development services	4,835,167	100.0	859,344	100.0	3,975,823	462.7
Total	4,835,167	100.0	859,344	100.0	3,975,823	462.7

Our total revenues increased by US$3,975,823, or 462.7%, to US$4,835,167 for the year ended June 30, 2025 from US$859,344 for the year ended June 30, 2024. The increase in overall revenues reflects a recovery from the operational challenges experienced during the year ended June 30, 2024, caused by COVID-19 restrictions in our operating markets. This growth is also attributed to our efforts in attracting new customers.

Cost of revenues

Our cost of revenues comprise mainly outsourcing fees, employee salaries, social security and housing funds, and other incidental expenses. Cost of revenues increased by US$2,395,317 or 7752.8% to US$2,426,213 for the year ended June 30, 2025 from US$30,896 for the year ended June 30, 2024. The increase in cost of revenues was primarily attributable to our efforts to expand the customer base, aligned with our overall revenue growth. As a percentage of revenue, our cost of revenues increased to 50.2% for the year ended June 30, 2025 from 3.6% for the year ended June 30, 2024. The increase was due to a higher number of research projects outsourced to third parties, which resulted in a lower profit margin.

Gross profit

Our gross profit increased by US$1,580,506 , or 190.8% , to US$2,408,954 for the year ended June 30, 2025 from US$828,448 for the year ended June 30, 2024. As a percentage of revenues, our gross margin decreased from 96.4% for the year ended June 30, 2024 to 49.8% for the year ended June 30, 2025. The decrease was due to a higher number of research projects outsourced to third parties, which resulted in a lower profit margin.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by US$585,918, or 5,396.2%, from US$10,858 for the year ended June 30, 2024, to approximately US$596,776 for the year ended June 30, 2025. This increase was caused by an increase of US$98,489 in salary expenses, an increase of US$190,786 in bad debt expenses and an increase of US$302,330 in professional fees.

Exchange gain

Exchange gain primarily included gain from accounts receivable and payable due to exchange rate fluctuations.

Exchange gains increased by US$77,955, or 278,410.7%, from a net loss of US$28 for the year ended June 30, 2024, to a net gain of US$77,927 for the year ended June 30, 2025.

Other expenses

Other expenses increased from nil as of June 30, 2024, to US$21,844 as of June 30, 2025, a rise of US$21,844 or 100.0%. This was primarily due to the amortization of convertible note interest.

Income before income taxes

Our income before income taxes increased by US$1,091,383 to US$1,908,945 for the year ended June 30, 2025 from US$817,562 for the year ended June 30, 2024.

Provision for income taxes

Our provision for income taxes for the years ended June 30, 2025 and 2024 was US$431,139 and US$114,958, respectively, which were tax expenses mainly generated from Hong Kong.

Net income from continuing operations

Net income from continuing operations increased by US$775,202, or 110.3% to US$1,477,806 for the year ended June 30, 2025, as compared with a net income from continuing operations of US$702,604 for the year ended June 30, 2024.

Gain/(loss) from discontinued operations, net of income taxes

Our loss from discontinued operations was US$712,887, for the year ended June 30, 2025, as compared with a gain from discontinued operations of US$845,743 for the year ended June 30, 2024.

The summarized operating result of discontinued operations included in our consolidated statements of operation as follows:

	For The Year Ended
	June 30,
	2025	2024
Revenues	$1,825,288	$3,702,619
Cost of revenues	(1,121,174)	(2,216,444)
Taxes and other surcharges	(5,598)	(9,934)
Gross profit	698,516	1,476,241
Operating expenses	(551,578)	(471,218)
Other income, net	1,501	10,178
Income before income taxes	148,439	1,015,201
Income tax expenses	19,381	(169,458)
Loss on sale of discontinued operations	(880,707)	-
(Loss)/Income from discontinued operations	$(712,887)	$845,743

Net income

Net income decreased by US$783,428 or 50.6% to US$764,919 for the year ended June 30, 2025 from US$1,548,347 for the year ended June 30, 2024.

Other comprehensive income

Foreign currency translation adjustments amounted to losses of US$60,474, US$33,883, and US$167,671 for the years ended June 30, 2026, 2025, and 2024, respectively. The balance sheet amounts, with the exception of equity, as of June 30, 2026, were translated at 7.8420 HKD to 1.00 USD, as compared to 7.8499 HKD to 1.00 USD as of June 30, 2025, and 7.8083 HKD to 1.00 USD as of June 30, 2024. The equity accounts were stated at their historical rates. The average translation rates applied to the income statement accounts for the years ended June 30, 2026, 2025, and 2024 were 7.8118 HKD to 1.00 USD, 7.7893 HKD to 1.00 USD, and 7.8190 HKD to 1.00 USD, respectively. The change in the value of the HKD relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, during the year ended June 30, 2026, one of our subsidiaries adopted Euro as its functional currency. The balance sheet amounts denominated in Euro as of June 30, 2026 were translated at 1.00 EUR to 1.1417 USD, and the average translation rate applied to the income statement accounts for the year ended June 30, 2026 was 1.00 EUR to 1.1665 USD. The change in the value of the HKD and EUR relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Recent Development

On October 23, 2026, the Company entered into a subscription agreement with 3E NETWORK TECHNOLOGY PTE. LTD., an entity controlled by our chief executive officer and director, Dr. Tingjun Yang, and six individual purchasers for 2,751,789 Class A Ordinary Shares at approximately US$1.8170 per share, for aggregate gross proceeds of US$5.0 million, on a basis reflecting only the initial 1-for-2 reverse share split approved by the Company’s board of directors on October 10, 2026. These share numbers and the per-share purchase price are subject to proportionate adjustment for the further 1-for-2 reverse share split approved by the Company’s board of directors on October 28, 2026, under Section 3.2 of the subscription agreement. Issuance is subject to the applicable conditions.

On October 10, 2026, the board of directors of the Company approved a 1-for-2 reverse share split of our class A ordinary shares and class B ordinary shares, and on October 28, 2026, the board approved an additional 1-for-2 reverse share split, resulting in a cumulative 1-for-4 reverse share split. The Class A Ordinary Shares commenced trading on the Nasdaq on a post-consolidated basis on October 30, 2026. In connection with the share consolidation, the maximum number of shares the Company was authorized to issue was adjusted to 37,500,000 shares, par value US$0.01 per share, comprising (i) 25,000,000 class A ordinary shares, par value US$0.01 per share, and (ii) 12,500,000 class B ordinary shares, par value US$0.01 per share.

On September 22, 2026, Hao Liu resigned from the Board and its committees. Chunhui Zhu was appointed as an independent director, chair of the audit committee, and a member of the compensation and nominating and corporate governance committees on the same date.

On September 3, 2026, BVI 3e Holdings entered into a further share subscription agreement with hashbeaver tech Limited to acquire an additional 1,600,000 ordinary shares for US$1.6 million. This subscription was priced on the basis of a post-investment valuation of US$31.6 million, with payment due within 30 days after signing. Following completion of this additional subscription and the corresponding update to hashbeaver tech Limited’s register of members, our aggregate interest in hashbeaver tech Limited through BVI 3e Holdings increased to approximately 9.7% of its enlarged issued share capital.

On September 2, 2026, the Company entered into a subscription agreement with 3E NETWORK TECHNOLOGY PTE. LTD. (the “Yang Investor”), an entity wholly owned by Dr. Tingjun Yang, our Chief Executive Officer and a director, pursuant to which the Company agreed to issue and sell 701,272 Class A Ordinary Shares at a purchase price of US$1.42598 per share for aggregate consideration of approximately US$1.0 million. On September 10, 2026, the Company issued 701,262 Class A Ordinary Shares to the Yang Investor pursuant to the subscription agreement.

On June 23, 2026, the Company entered into a Securities Purchase Agreement with the L1 Capital pursuant to which the Company agreed to sell and issue (i) a senior secured 8% original issue discount convertible promissory note in the principal amount of up to $2,000,000 for aggregate gross proceeds of $1,840,000 and (ii) a class A ordinary share purchase warrant to purchase up to 468,978 class A ordinary shares of the Company, par value $0.0025 per share. The note is convertible into class A ordinary shares of the Company, par value $0.0025 per share. The initial closing for aggregate gross proceeds of $1,380,000 and a principal amount of $1,500,000 of Note occurred on the same date. The Purchase Agreement provides for a second closing of $500,000 in principal amount of note for $460,000 in gross proceeds to occur upon effectiveness of the resale registration statement for the shares underlying the note, subject to certain additional terms and conditions.

On May 20, 2026, the board of directors of the Company unanimously approved resolutions to increase the maximum number of shares the Company is authorized to issue to 150,000,000 shares, comprising (i) 100,000,000 class A ordinary shares, par value US$0.0025 per share, and (ii) 50,000,000 class B ordinary shares, par value US$0.0025 per share.

On May 1, 2026, we entered into a Securities Purchase Agreement with the L1 Capital pursuant to which we agreed to sell and issue (i) a senior secured 8% original issue discount convertible promissory note in the principal amount of up to $1,300,000 for aggregate gross proceeds of $1,196,000 and (ii) a class A ordinary share purchase warrant to purchase up to 265,198 class A ordinary shares of the Company, par value $0.0025 per share. The Note is convertible into class A ordinary shares of the Company, par value $0.0025 per share. The initial closing for aggregate gross proceeds of $920,000 and a principal amount of $1,000,000 of Note occurred on the same date. The Purchase Agreement provides for a second closing of $300,000 in principal of Note for $276,000 in gross proceeds to occur upon effectiveness of the resale registration statement for the Shares underlying the Note, subject to certain additional terms and conditions. The Warrant is exercisable at any time on or after May 1, 2026 and on or prior to 5:00 p.m. (New York, NY time) on May 1, 2030 or such later date as extended, at an initial exercise price of $5.00 per share, subject to adjustments including for share splits, share dividends, and similar transactions.

On April 23, 2026, BVI 3e Holdings entered into a share subscription agreement with hashbeaver tech Limited to acquire 1,470,000 of its ordinary shares for US$1.47 million. The subscription price was based on a pre-money valuation of US$30.0 million, and payment was required within 30 days after signing. Following completion of the subscription and the corresponding update to hashbeaver tech Limited’s register of members, BVI 3e Holdings held approximately 4.9% of its enlarged issued share capital.

On February 15, 2026, the board of directors of the Company approved a 1-for-25 reverse share split of the Company’s class A Ordinary Shares and class B Ordinary Shares, and the class A Ordinary Shares commenced trading on the Nasdaq on a post-consolidated basis on March 16, 2026. Any fractional shares resulting from the share consolidation were rounded up to the nearest whole share. In connection with the share consolidation, the maximum number of shares the Company was authorized to issue was adjusted to 20,000,000 shares, par value US$0.0025 per share, comprising (i) 16,000,000 class A Ordinary Shares, par value US$0.0025 per share, and (ii) 4,000,000 class B Ordinary Shares, par value US$0.0025 per share.

On February 11, 2026, the Company entered into the ELOC Purchase Agreement with the L1 Capital, which was subsequently amended by a letter agreement dated August 13, 2026 among the Company and SBC Global Investment Fund (“SBC”). Pursuant to the letter agreement, L1 Capital designated SBC as the “Investor” under the ELOC Purchase Agreement. Pursuant to the ELOC Purchase Agreement, as amended, the Company may sell and issue to SBC up to US$20,000,000 of class A Ordinary Shares from time to time during a 24-month commitment period, subject to the terms and conditions set forth therein. Pursuant to the ELOC Purchase Agreement, the Company is required to issue to SBC Commitment Shares with an aggregate value equal to 2% of the commitment amount.

On December 25, 2025, HK 3e Network entered into two equity transfer agreements with Hong Kong Techfaith Limited (“Techfaith”) and sold to Techfaith the remaining 40% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB5,300,000 in cash. Following the completion of this transaction, our operations are substantially carried on by our Hong Kong subsidiary, HK 3e Network.

On December 18, 2025, we entered into the Securities Purchase Agreement with the L1 Capital, pursuant to which we agreed to sell and issue up to US$2.0 million in face value of Convertible Note to the L1 Capital to purchase a certain number of class A Ordinary Shares. The initial closing for aggregate gross proceeds of $1,380,000 and a principal amount of $1,500,000 of Note occurred on the same date (the “Closing”). The Securities Purchase Agreement provides for a second closing of $500,000 in principal of Note for $460,000 in gross proceeds to occur upon effectiveness of the resale registration statement for the Shares underlying the Note, subject to certain additional terms and conditions. Boustead Securities, LLC acted as placement agent in connection with the offering.

On November 17, 2025, our board of directors received the resignation letter from Ms. Na Mi, who resigned as an independent director and the chair of the nominating and corporate governance committee, a member of each of the compensation committee and the audit committee of the Company, effective on the same date. Effective as of November 19, 2025, the board of directors appointed Ms. Fenfen Qi as an independent director to fill in the vacancies created by Ms. Na Mi’s resignation.

On October 17, 2025, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to sell and issue a convertible promissory note convertible into a certain amount of class A Ordinary Shares (the “L1 Convertible Note Agreement”).

On October 7, 2025, our board of directors approved and adopted an equity incentive plan (the “2025 Share Incentive Plan”), which became effective on the same date. See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Equity Incentive Plan” for details.

On June 20, 2025, we announced the appointment of GGF CPA Ltd (“GGF”) as our new independent registered public accounting firm to audit our financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of our board of directors, and subsequently approved by our board of directors. GGF succeeds HTL International, LLC (“HTL”), our previous independent registered public accounting firm. On June 19, 2025, HTL declined to stand for re-election as the independent registered public accounting firm for us. The audit reports of HTL on the financial statements of us as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On June 16, 2025, our board of directors received the resignation letter from Mr. Shu Sang Joseph Law, effective on June 16, 2025. Mr. Shu Sang Joseph Law’s resignation reflects a mutual agreement with the board of directors to step down as Chairman of the Board and the Director of the Company, and the resignation is not as a result of any disagreement with us relating to our operations, policies or practices.

On June 9, 2025, we entered into the L1 Securities Purchase Agreement with L1 Capital, pursuant to which we agreed to sell and issue up to US$7.4 million in face value of convertible notes and warrants to L1 Capital to purchase a certain number of class A Ordinary Shares in three tranches, which contemplates (i) the first tranche consisting of up to US$2.2 million in principal amount of convertible notes and warrants, and 1,248,611 pre-delivery shares and pre-funded warrants to purchase an additional 213,389 pre-delivery shares (the “L1 First Tranche”), (ii) the second tranche consisting of up to US$2.2 million in principal amount of convertible notes, to be issued pursuant to the terms and conditions of the L1 Securities Purchase Agreement and (iii) the third tranche consisting of up to US$3.0 million in principal amount of convertible notes, which may be issued by mutual agreement within 180 days after the second tranche closing. In connection with this transaction, we have entered into a warrant agreement with the placement agent, Boustead Securities, LLC, pursuant to which Boustead Securities, LLC is entitled to receive warrants representing five percent of the number of pre-delivery shares issued by the Company, if and when L1 Capital exercises its right to purchase and actually consummates its purchase of the pre-delivery Shares under the L1 Securities Purchase Agreement. On July 7, 2025, our registration statement on Form F-1 (Registration No. 333-288294) was declared effective by the SEC. On October 14, 2025, we entered into a letter agreement with L1 Capital (the “L1 Letter Agreement”), pursuant to which the parties agreed to (i) amend the convertible notes issued in the L1 First Tranche such that the remaining portion thereof cannot be converted below a floor price equal to US$0.63, which represents 20% of the Minimum Price (as defined by Nasdaq Rules) as of June 9, 2025, the date of the execution of the L1 Securities Purchase Agreement and (ii) amend the warrants issued in the L1 First Tranche such that the exercise price of the warrants cannot be below US$0.63, and in the event the applicable conversion price or exercise price, as applicable, would otherwise be below US$0.63, the Company will issue shares at US$0.63 and pay L1 Capital the resulting economic difference in cash, calculated as set forth in the L1 Letter Agreement. Further, pursuant to the L1 Letter Agreement, the parties also agreed that all references to the second and third tranches in the L1 Securities Purchase Agreement shall no longer apply and be null and void. By October 2, 2025, L1 Capital had converted an aggregate principal amount of US$2,050,000 under the convertible notes issued in the L1 First Tranche. We subsequently agreed with L1 Capital to apply the remaining unconverted principal amount of US$150,000 as an offset against a portion of the principal amount of the convertible notes issued on December 18, 2025. On October 17, 2025, we entered into the L1 Convertible Note Agreement with L1 Capital, pursuant to which we issued a convertible promissory note in the principal amount of US$1.5 million convertible into our Class A Ordinary Shares for aggregate gross proceeds of US$1.38 million. The note issued pursuant to the L1 Convertible Note Agreement was fully converted on December 29, 2025.

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

In March 2025, HK 3e Network entered into two equity transfer agreements with HongKong Techfaith Limited (“Techfaith”) and sold to Techfaith (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. These sales reflect our broader strategy to reallocate resources toward expanding our overseas operations, particularly in Hong Kong and Southeast Asia. Following the completion of these transactions, our operations were primarily carried on by our Hong Kong subsidiary, HK 3e Network.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2026, we had cash and cash equivalents of US$1,395,948. Our current assets were approximately US$7,821,507 and our current liabilities were US$1,851,153 as of June 30, 2026. Total retained earnings as of June 30, 2026 were US$3,140,389. Our cash flows used in operating activities was US$256,366 for the year ended June 30, 2026.

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

Our operations are substantially conducted in Hong Kong, and our revenue and cash and cash equivalents are substantially denominated in HKD. While our Finnish subsidiary is in the preparatory phase and has not yet generated any revenue, our current operations are primarily centered in Hong Kong. Our Hong Kong operating entities are subject to the laws and regulations of the Hong Kong Special Administrative Region. As of June 30, 2026, cash and cash equivalents of approximately HKD10,931,404 (US$1,393,956) was held by the Group and its subsidiaries in Hong Kong, mainland China, and the United States, and approximately EUR1,745 (US$1,992) was held by our subsidiary in Finland, representing an aggregate amount of approximately US$1,395,948. In the foreseeable future, we do not intend to repatriate these funds, as we plan to use the existing cash balances for daily operations and business development of each operating entity.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was negative for the year ended June 30, 2026. Our working capital requirements are affected by the efficiency of our operations, the volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended June 30,
	2026	2025	2024
Net cash (used in)/provided by operating activities	$(256,366)	$13,832	$929,203
Net cash used in investing activities	(5,719,086)	(2,952,890)	-
Net cash provided by/(used in) financing activities	7,064,921	3,171,608	(888,932)
Effect of exchange rate changes on cash and cash equivalents	(7,087)	29,207	(7,858)
Net increase in cash and cash equivalents	1,082,382	261,757	32,413
Cash and cash equivalents at the beginning of period	313,566	51,809	19,396
Cash and cash equivalents at the end of period	$1,395,948	$313,566	$51,809

Operating Activities

Net cash used in operating activities for the year ended June 30, 2026 was US$256,366, primarily reflecting our net loss of US$196,053, offset by the addition of non-cash items totaling US$586,126, mainly including amortization and depreciation, amortization of convertible note issuance cost,share-based compensation expense and other non-cash items. And an increase was in accounts receivable of US$466,840, offset by an increase in other liabilities of US$1,343,587.

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

Investing Activities

Net cash used in investing activities was US$5,719,086 for the year ended June 30, 2026, mainly due to (i) purchase of intangible assets of US$1,624,000, (ii) deposits for property and equipment of US$2,887,800, (iii) purchases of long-term investments of US$3,070,000 and (iv) proceeds of long-term investment of US$1,804,389.

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

Financing Activities

Net cash provided by financing activities was US$7,064,921 for the year ended June 30, 2026, mainly came from the proceeds from issuance of convertible notes, warrants and pre-delivery shares of US$7,123,757.

Net cash provided by financing activities was US$3,171,608 for the year ended June 30, 2025, all of which was from continuing operations. Net cash provided by financing activities was mainly due to (i) issuance of ordinary shares for cash of US$1,695,597, and (ii) proceeds from issuance of convertible notes and warrants of US$1,413,011.

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

Holding Company Structure

See “Item 3. Key Information- Holding Company Structure” for details.

5.C. Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our technology and developing new products and solutions. See “Item 4. Information on the Company—4.B. Business Overview—1. Software Development Portfolio.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Discontinued Operations

Discontinued operations may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

Based on a strategic plan, the Company sold Guangzhou Sanyi Network and Guangzhou 3E Network pursuant to an Equity Transfer Agreement made upon HONGKONG TECHFAITH LIMITED. The operation of Guangzhou Sanyi Network and Guangzhou 3E Network have been classified as discontinued operations and presented as discontinued operations in the consolidated financial statements for both years ended June 30, 2025 and 2026.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Guangzhou Sanyi Network and Guangzhou 3E Network. None of these reclassifications had an impact on reported financial position or cash flows for any of the period presented.

Revenue Recognition

3e Network applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented. The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when contracted goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in under ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

We elected a practical expedient that it does not adjust the contract consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its contracted services or deliverables to its customers and when the customer pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

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

The Group enters into a distinct contract with its customer for the provision of software development services. The revenue generated from software development services is generally on a fixed price basis. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Revenue from software development services contracts requires the Group to design a software system based on clients’ specifications or provide them with standard software. The contract covenants include (1) developing software according to client specifications, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to clients, (4) providing training on the use of the software and (5) option to purchase warranty. The required work period is generally less than one year. Upon delivery of the services, customer’s acceptance is generally required. In the same contract, we provide a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty, so we do not consider it a separate performance obligation. The costs to us of fulfilling our obligation under the warranty clause have been immaterial.

Covenants (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Covenants (4) and (5) identified in the customized software development contract are immaterial when considering both the qualitative and quantitative factors of these performance obligations. Therefore, the Group concludes that we should combine all of the services in a software service contract into a single performance obligation. The single performance obligation identified is to develop, test and deploy, and deliver the software according to client specifications. We recognize revenue for the delivery of customized software development service at a point in time when the system is delivered to the client for acceptance testing and the acceptance report is signed, which represents the point in time that the performance obligation of the contract is satisfied and the ownership control of the software is transferred to the client.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Tingjun Yang	44	Chief Executive Officer and Director
Hailiang Jia	50	Chief Financial Officer
Chunhui Zhu	51	Independent Director
Fenfen Qi	44	Independent Director
Yu Liu	43	Independent Director
Siyang Hu	43	Vice President

Dr. Tingjun Yang, 44, Chief Executive Officer, IT Security Officer and member of the board of directors. Dr. Yang first joined HK 3e Network in October 2023 as its chief executive officer. He has served as IT security officer since January 2024 and as a member of the board of directors since August 2024. Previously, from September 2013 to September 2023, Dr. Yang served as head of technology for Hangzhou Phantec Co. Ltd., a technology company he helped found that focuses on data analytics and data mining. Dr. Yang has extensive research experience in data analytics. Before helping establish Hangzhou Phantec Co. Ltd., from June 2010 to September 2013, Dr. Yang spent almost three years conducting research and working on his PhD dissertation in computer science at his alma mater, Zhejiang University. From July 2009 to June 2010, Dr. Yang served as a structure engineer for Alibaba Cloud Computing Co. Ltd., the cloud computing division of Alibaba Group, one of the largest Chinese technology companies. Dr. Yang received his PhD in computer science in 2015 and his Bachelor’s degree in computer science in 2004, both from Zhejiang University.

Mr. Hailiang Jia, 50, Chief Financial Officer. Mr. Jia has served as our Chief Financial Officer since November 2024. Mr. Jia possesses over two decades of extensive experience in corporate finance and accounting and was in charge of the corporate finance, accounting, audit, budget management, and risk control works in multiple companies in the PRC. From June 2003 to October 2008, Mr. Jia served as the Chief Financial Officer at Henan Haiyang Chemical Fiber Group Co., LTD. in China. Between November 2008 and October 2014, he served as the Chief Financial Officer at Zhengzhou Sanhui Electric Co., LTD. in China. From November 2014 to October 2019, Mr. Jia served as the Chief Financial Officer of Zhengzhou Wote Energy-saving Technology Co., LTD. in China. Between November 2019 and December 2021, he was an independent market researcher and entrepreneur. Starting from August 2022, Mr. Jia has been a certified public accountant at Hebei Huatai United Accounting Firm. Mr. Jia has concurrently served as an independent director of AGM Group Holdings Inc. (Nasdaq: AGMH) since June 2025. Mr. Jia received a bachelor’s degree in finance and accounting from Henan University of Technology (formerly known as Henan Food University) in 2000 and a master’s degree of business administration from the same university in 2013.

Mr. Chunhui Zhu, 51, has extensive experience in finance and supply chain management. Since 2018, he has worked at Zhifu (Shanghai) Technology Service Co., Ltd., providing enterprise services. From 2015 to 2018, he worked at Shanghai Kuojie Information Technology Co., Ltd. in cross-border e-commerce operations. From 2012 to 2015, he provided venture capital investment advisory services at Top Sun Investing & Trading (Hong Kong) Company Limited. Earlier in his career, he held positions at Hanes, Carrefour, Hutchison Whampoa Logistics and Unicharm Japan. Mr. Zhu received a bachelor’s degree in accounting from Beijing Technology and Business University in 1997 and is a Fellow of the Institute of Financial Accountants (FFA).

Ms. Fenfen Qi, 44, has extensive experience in art design and management. She has served as the chief operating officer of BigBeaver Tech Limited since August 2024, where she is responsible for design strategy, creative project oversight and operational management. From June 2015 to January 2019, Ms. Qi was a manager at Cangliang Information Technology Co., where she was responsible for brand strategy development, team management and oversight of design and user interface projects. Ms. Qi received a Ph.D. degree from Universiti Sains Malaysia in 2024, a master’s degree from South China Normal University in 2008 and a bachelor’s degree from Northwest Normal University in 2005.

Mr. Yu Liu, 43, has served as a member of the board of directors since December 2024. From September 2007 to August 2008, Mr. Liu served as Senior Engineer at Huayi Electric Co., Ltd. Between July 2016 and July 2018, he was General Manager at Henan Longshibo Big Data Technology Co., Ltd., where he led several provincial-level technological projects related to intelligent big data systems, including the comprehensive big data platform for smart cities and the big data platform for smart transportation projects. Since October 2018, Mr. Liu has been General Manager of Shenzhen Hongyun Tongda Technology Co., Ltd., a wholly-owned subsidiary of HPF Co., Ltd. (SHE: 300350), an A share-listed company in China. Earlier in his career, Mr. Liu had worked at the Center for Engineering and Scientific Computation at Zhejiang University. Mr. Liu received a bachelor’s degree from Jilin University in China in 2007, a master’s degree in electrical automation from the University of Sheffield in UK in 2008, and a Ph.D. in aerospace information technology from Zhejiang University in China in 2016.

Mr. Siyang Hu, 43, has over 20 years of experience in the software and semiconductor industries. Prior to his appointment as the Vice President, Mr. Hu served as the director of Shenzhen Kangjie Software Co., Ltd. from 2016 to 2021. From 2008 to 2016, Mr. Hu held several key positions at Shanghai Samsung Semiconductor Co., Ltd., including serving as the memory sales manager for the South-China region from March 2010 to March 2016, where Mr. Hu was responsible for regional sales and market management, and as a DRAM marketing field application engineer from June 2008 to June 2010, focusing on client promotion and pre-sales design support. Mr. Hu also served as a core network R&D engineer at Huawei Technologies Co., Ltd. from March 2008 to May 2008. From March 2007 to February 2008, Mr. Hu served as a Printed Circuit Board (“PCB”) and Automatic Test Equipment software designer at Ramaxel Technology (Shenzhen) Co., Ltd, where he was responsible for memory product PCB design and test program development. Mr. Hu served as an integrated circuit designer at Myson Century, Inc. from May 2005 to February 2007. Mr. Hu obtained his bachelor’s degree in electronic science and technology from Huazhong University of Science and Technology in 2005.

6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended June 30, 2026, we have paid US$185,587 compensation to our directors or executive officers. We have accrued US$156,785 as salary to our directors and executive officers in total. We have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Employment Agreements and Indemnification Agreements

Dr. Tingjun Yang entered into an employment agreement on October 12, 2023 with HK 3e Network. Pursuant to such employment agreement, Dr. Yang agreed to provide services as chief executive officer of HK 3e Network. The employment agreement has no fixed term, and provides for an annual remuneration of RMB240,000 (or US$35,372).

Furthermore, Hailiang Jia entered into an employment agreement on November 20, 2024 with us. Pursuant to such employment agreement, Mr. Jia agreed to provide services as our chief financial officer. The employment agreement has a two-year term, and provides for an annual remuneration of RMB180,000 (or US$26,529).

Other than the aforementioned employment agreements entered into with the executive officers by our subsidiaries, the Company has signed an offer letter with each executive officer, a form of which is filed as an exhibit to this annual report on Form 20-F.

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

Share Reserve. The initial maximum number of our Class A Ordinary Shares available for issuance under our 2025 Plan (the “Award Pool”) was 4,754,432 shares (47,544 shares retrospectively adjusted for effect of reverse share splits on March 16, 2026 and October 30, 2026), plus an annual increase on January 1 of each year during the 2025 Plan’s initial three-year period, commencing January 1, 2026, by

(i)	an amount equal to 3.0% of the total number of Class A Ordinary Shares issued and outstanding on the last day of the immediately preceding fiscal year; or
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

Award Terms. Each option must have an exercise price at either a fixed amount or a variable amount tied to the fair market value of our Class A ordinary shares. Each option must have a term not exceeding ten years. Vesting, exercise methods and settlement of the Awards shall be determined by the Administrator.

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

6.C. Board Practices

Board of Directors

As of the date of this annual report, our board of directors consists of four directors, including three independent directors, namely Fenfen Qi, Chunhui Zhu, and Yu Liu, and our board of directors has determined that each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our Amended and Restated Articles or the BVI Act. See “Item 10. Additional Information-10.B. Memorandum and Articles of Association-Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each director holds office for the term, if any, fixed by the resolution of members or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal. The Company may by resolution of directors appoint officers of the Company at such times as may be considered necessary or expedient.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of Tingjun Yang, Chunhui Zhu, Fenfen Qi and Yu Liu, with Chunhui Zhu, Fenfen Qi and Yu Liu serving as independent directors, is responsible for determining the compensation of our executive officers.

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

Audit Committee. Our audit committee consists of Chunhui Zhu, Fenfen Qi and Yu Liu upon the effectiveness of their appointments. Chunhui Zhu is the chairperson of our audit committee. We have determined that Chunhui Zhu, Fenfen Qi and Yu Liu will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Chunhui Zhu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Chunhui Zhu, Fenfen Qi and Yu Liu upon the effectiveness of their appointments. Yu Liu is the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chunhui Zhu, Fenfen Qi and Yu Liu upon the effectiveness of their appointments. Fenfen Qi is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Corporate Governance

The business and affairs of the Company are managed by, or under the direction or supervision of the directors of the Company. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, by telephone, virtual conferencing or other electronic facilities. In addition to the contact information in this annual report, the board of directors of the Company has adopted procedures for communication with the officers and directors as of the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the board of directors of the Company.

6.D. Employees

See “Item 4. Information on the Company-4.B. Business Overview-Employees.”

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of either class of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. As of the date of this annual report, we have 1,307,574 Class A Ordinary Shares and 5,800 Class B Ordinary Shares issued, and 1,225,074 Class A Ordinary Shares and 5,800 Class B Ordinary Shares outstanding.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares shown as beneficially owned by them. As of the date of this annual report, we had eight holders of record of our Class A Ordinary Shares, one of whom had a registered address in the United States.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power*
Directors and Executive Officers:(1)
Tingjun Yang(2)	175,316	—	14.24	13.07
Hailiang Jia	—	—	—	—
Fenfen Qi	—	—	—	—
Chunhui Zhu	—	—	—	—
Yu Liu	—	—	—	—
Siyang Hu	—	—	—	—
All Directors and Executive Officers as a Group	175,316	—	14.24	13.07
5% Principal Shareholders:
Shu Sang Joseph Law(4)	77,000	—	6.26	5.74
Jianping Niu(5)	—	3,000	0.24	4.47
Huabei Zhu(6)	—	2,800	0.23	4.18

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of (i) 1,230,874 ordinary shares, consisting of 1,225,074 Class A Ordinary Shares and 5,800 Class B Ordinary Shares, being the total number of shares outstanding as of the date of this annual report, and (ii) any additional ordinary shares, not already included in clause (i), that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.
*	As of the date of this annual report, the aggregate voting power was 1,341,074 votes, comprising 1,225,074 votes attributable to Class A Ordinary Shares and 116,000 votes attributable to Class B Ordinary Shares. For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Each Class B Ordinary Share shall only be issued to the Company’s or its subsidiaries’ employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries. Shareholder’s termination of employment with the Company or its subsidiaries shall immediately result in the compulsory redemption and cancellation of any and all issued and outstanding shares of Class B Ordinary Shares held by such shareholder on the date of termination. Each Class B Ordinary Share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and is not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void. Neither Class A Ordinary Shares nor Class B Ordinary Shares are convertible into shares of any other class of the Company.
(1)	Unless otherwise indicated, the business address of each of the individuals is No.118 Connaught Road West, 3003-2 Hong Kong, China.
(2)	Consists of 175,316 Class A Ordinary Shares held by 3E NETWORK TECHNOLOGY PTE. LTD., a company wholly owned by Dr. Tingjun Yang. Dr. Yang shares voting and dispositive power over such shares with 3E NETWORK TECHNOLOGY PTE. LTD.
(3)	The business address for Mr. Shu Sang Joseph Law is Flat A, 7/F, Dragonview Count, 5 Kotewall Road, Hong Kong.
(4)	The business address for Ms. Niu Jianping is No.70, Building 9, No.36, Puhui Road, Jinshui District, Zhengzhou City, Henan Province.
(5)	The business address for Mr. Zhu Huabei is No.402, Unit 3, Building 18, No.134, Jianshe Road, Muye District, Xinxiang City, Henan Province.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Equity Incentive Plan.”

Material Transactions with Related Parties

As of June 30, 2026, related parties of the Company consist of the following:

Name of the related parties	Relation with the Group
Mr. Tingjun Yang	Chief Executive Officer and Director
Mr. Hailiang Jia	Chief Financial Officer
Mr. Shu Sang Joseph Law	Shareholder
Ms. Jianping Niu	Shareholder
Mr. Huabei Zhu	Shareholder
Mr. Siyang Hu	Vice President
Guangzhou Sanyi Network	Former related party (ownership reduced from 40% to 0% in current period, no longer a related party post-disposal)
3E NETWORK TECHNOLOGY PTE.LTD	Company 100% owned by Tingjun Yang

Private Placements

On September 2, 2026, the Company entered into a subscription agreement with 3E NETWORK TECHNOLOGY PTE. LTD. (the “Yang Investor”), a company incorporated in Singapore and wholly owned by our chief executive officer and director, Dr. Tingjun Yang. Pursuant to the subscription agreement, the Yang Investor agreed to purchase 701,272 Class A Ordinary Shares at a price of US$1.42598 per share, for an aggregate purchase price of approximately US$1.0 million. On September 10, 2026, the Company issued 701,262 Class A Ordinary Shares to the Yang Investor.

On October 23, 2026, the Company entered into a subscription agreement with the Yang Investor and six individual purchasers for a private placement of an aggregate of 2,751,789 Class A Ordinary Shares at a purchase price of approximately US$1.8170 per share, for an aggregate subscription price of US$5.0 million. The Yang Investor agreed to purchase 1,157,823 of such shares for approximately US$2,103,764, and the six individual purchasers agreed to purchase the remaining 1,593,966 shares for an aggregate of approximately US$2,896,236. The foregoing share numbers and per share purchase price reflect only the initial 1-for-2 reverse share split approved by the Company’s board of directors on October 10, 2026 and are subject to adjustment for the further 1-for-2 reverse share split approved by the Company’s board of directors on October 28, 2026, in accordance with the subscription agreement. As of the date of this annual report, the private placement had not closed, and no Class A Ordinary Shares had been issued to the purchasers under the subscription agreement.

Amount due from related parties

Amount due from related parties represents cash advances provided by the Company to our shareholder Mr. Shu Sang Joseph Law for business travel and business development expenses, purchase of small testing material and office supplies, or other administrative expenses in connection with official business purposes, and have been approved by relevant officers of the Company. The amounts due of US$30 from Ms. Jianping Niu and US$28 from Mr. Huabei Zhu represented the subscription proceeds for their respective share subscriptions. The balance due from Mr. Shu Sang Joseph Law, amounting to US$58,267, and the amounts due from Ms. Jianping Niu and Mr. Huabei Zhu were fully settled as of June 30, 2026. As of June 30, 2026 and 2025, amounts due from related parties consisted of the following:

	June 30,	June 30,
	2026	2025
	US$	US$
Due from related parties
Mr. Shu Sang Joseph Law	-	58,267
Ms. Jianping Niu	-	30
Mr. Huabei Zhu	-	28
	-	58,325

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries.

We are a business company incorporated in the BVI. We rely principally on dividends from our Hong Kong subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

Under the applicable laws and regulations in relation to taxation in Hong Kong, no withholding tax is levied in Hong Kong in respect of dividends paid by HK 3e Network to its shareholder(s). See “Item 10. Additional Information - 10.E. Taxation - Hong Kong Profits Taxation.”

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

10.B. Memorandum and Articles of Association

We are a BVI business company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, Revised Edition 2020, as amended, which we refer to as the “BVI Act” below, and the common law of the BVI.

We incorporate by reference into this annual report the amended and restated memorandum and articles of association of the Company amended and restated on October 16, 2026, which were subsequently further amended by a unanimous written resolutions of the directors of the Company passed on October 28, 2026.

The following are summaries of material provisions of our Amended and Restated Articles, and the BVI Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the BVI is at Aegis International Group Limited, Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands or at such other location as the Company may determine by resolution of shareholders or resolution of directors.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. All of our issued shares are fully paid and non-assessable. Every shareholder is entitled on request to a certificate signed by a director of the Company or under the seal specifying the number of shares held by him and the signature of the director and the seal may be facsimiles. There are no limitations imposed by our Amended and Restated Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Articles governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act. The holders of our Class B Ordinary Shares shall not receive the right to any dividend paid by the Company.

Voting Rights. Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Articles. Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in our Amended and Restated Articles, any of our shareholders of Class A Ordinary Shares may transfer all or any of his or her Class A Ordinary Shares by a written instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Capital Market or any other form approved by our board of directors. Each Class B Ordinary Share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and is not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void.

Liquidation. As permitted by the BVI Act and our Amended and Restated Articles, the Company may voluntarily commence to wind up and dissolve if (a) it has no liabilities; or (b) is able to pay its debts as they fall due, by a resolution of shareholders or if, the Company has never issued shares, by a resolution of directors. The Company may by a resolution of shareholders or by a resolution of directors appoint a voluntary liquidator. Shareholders of Class B Ordinary Shares in the Company shall not receive the right to any distribution of the surplus assets of the Company on its liquidation. Where a liquidator has been appointed by a resolution of directors, the shareholders of a company may by a resolution of the shareholders appoint an eligible person, subject to the BVI Act, as an additional voluntary liquidator to act jointly with the voluntary liquidator appointed.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Shares that are not fully paid on issue are subject to the forfeiture provisions and for this purpose shares issued for a promissory note, or other written obligation to contribute money or property, or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the shareholder who defaults in making payment in respect of the shares. The written notice of call shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued pursuant to our Amended and Restated Articles and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice relates.

Redemption of Ordinary Shares. The Company may purchase, redeem or otherwise acquire and hold its own shares save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the BVI Act or any other provision in our Amended and Restated Articles to purchase, redeem or otherwise acquire the shares without their consent.

The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the Class B Ordinary Shares in the Company at a price determined by the directors in their sole discretion.

Variations of Rights of Shares. The rights attached to shares as specified in our Amended and Restated Articles may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

General Meetings of Shareholders. Under our Amended and Restated Articles, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting and the other directors. Upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders within 28 days of receiving the written request. In addition, any director of the Company may convene meetings of the members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting of shareholders may be called on short notice if members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall constitute waiver in relation to all the shares which that member holds.

The quorum for a meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. A quorum may comprise a single member or proxy and then such person may pass a resolution of members and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of members. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. At every meeting of members, the chairman of the board shall preside as chairman of the meeting. If there is no chairman of the board or if the chairman of the board is not present at the meeting, the members present shall choose one of their numbers to be the chairman. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairman, failing which the oldest individual member or representative of a member present shall take the chair.

Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of members or of any class of members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the person which he represents as that person could exercise if it were an individual.

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

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Articles, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation

Changes in Authorised Shares. Subject to our Amended and Restated Articles, we may from time to time by resolution of our board of directors:

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

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

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

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, Revised Edition 2020 (as amended) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

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

Under BVI law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company act in a manner which contravenes the BVI Act or our Amended and Restated Articles. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our Amended and Restated Articles, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and\

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

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

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Amended and Restated Articles allow our shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our Amended and Restated Articles do permit the directors to call such a meeting. Any director of the Company may convene meetings of the members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Amended and Restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

10.E. Taxation

U.S. Federal Income Taxation Considerations

The following does not address the U.S. federal income tax considerations to any particular investor or to any person in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities (including private foundations);

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
●	persons liable for alternative minimum tax;
●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);
●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities (except as explicitly discussed below in “Material U.S. Federal Income Tax Considerations Applicable to U.S. Holders of Our Class A Ordinary Shares”);
●	beneficiaries of a Trust holding our Class A Ordinary Shares; or
●	persons holding our Class A Ordinary Shares through a Trust.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under IRS authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq (on which our Class A Ordinary Shares are listed). Even if our Class A Ordinary Shares are listed on the Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in USD) and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in such Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

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

For purposes of the PFIC provisions of the Revenue Code, passive income generally includes dividends, interest, certain rents and royalties and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. For purposes of the income test and asset test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash and other assets held for the production of passive income will generally be treated as passive assets and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

A U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and for which the Company is determined to be a PFIC, makes a mark-to-market election with respect to such shares for such taxable year. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

Material PRC Income Tax Considerations

The following brief description of PRC Enterprise Income Taxation(“EIT”) is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended February 24, 2017, and December 29, 2018 and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and were subsequently amended on April 23, 2019 and again on December 6, 2024, with the latest amendment effective as of January 20, 2025, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the BVI. Prior to the disposal of our PRC subsidiaries, dividends, if any, distributed by our then PRC subsidiaries to their respective offshore holding companies could have been subject to PRC withholding tax under the EIT Law and its implementation rules. Following the disposal of all of our PRC subsidiaries, we no longer have any PRC subsidiary from which we may receive dividend distributions. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC enterprise to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manages and controls the production and operation, staff, accounting, property, and other aspects of an enterprise, specific guidance regarding the application of this definition is set forth in SAT Notice 82, which was promulgated on April 22, 2009 and became effective retroactively on January 1, 2008. It provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of the PRC; (iii) main property, accounting books, corporate seal, the Board of Directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of the PRC; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of the PRC.

We believe that we should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Profits Taxation

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profits tax rates regime, the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%. If an entity has one or more “connected entities”, the Ordinance only allows the one which is nominated to be chargeable at the two-tiered rates to be eligible for the two-tier tax rate benefit, and the others are not qualified for the two-tiered profits tax rates for the same year of assessment. The nominated entity may make an election for the two-tiered profits tax rates by declaring in its Profits Tax Return, and the election, once made, is irrevocable. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control of the same entity; or (3) in the case of the first entity being a natural person carrying on a sole proprietorship business - the other entity is the same person carrying on another sole proprietorship business. In general, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (1) owns or controls more than 50% in aggregate of the issued share capital of the latter entity, (2) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (3) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

HK 3e Network had not derived any estimated assessable profits for Hong Kong profits tax purpose for the years ended June 30, 2023, 2024 and 2025.

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares).

In respect of foreign derived income received by our Hong Kong subsidiary, under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any withholding tax in Hong Kong. See “Item 8. Financial Information - 8.A. Consolidated Statements and Other Financial Information - Dividend Policy” for further details on our dividend policy.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

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

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the BVI save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the BVI on transfer of shares of BVI companies incorporated or registered under the BVI Act, except for those which hold interests in land in the BVI. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://3emask.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of June 30, 2026, the majority of our cash and cash equivalents and restricted cash were held by major financial institutions located in Hong Kong, with the remainder held with financial institutions in the United States, mainland China, and Finland. We believe that these financial institutions are of high credit quality. For accounts receivable and due from related parties, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for credit losses. In this regard, we consider that our credit risk for accounts receivable and due from related parties is significantly reduced.

Concentration of Customers and Suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the years ended June 30, 2026, 2025 and 2024 or as of June 30, 2026, 2025 and 2024, respectively:

	A	B	C	D	E	F	G	H
Revenues, customer concentration risk
Year ended June 30, 2026	19%	—	11%	22%	—	—	19%	*

Year ended June 30, 2025	21%	20%	17%	12%	—	—	11%	—

Year ended June 30, 2024	—	45%	—	—	31%	23%	—	—

Accounts receivable, customer concentration risk
As of June 30, 2026	—	—	—	17%	—	*	15%	23%

As of June 30, 2025	—	38%	14%	17%	—	*	16%	—

							I	J
Purchase, supplier concentration risk
Year ended June 30, 2026	—	—	—	—	—	—	71%	29%

Year ended June 30, 2025	—	—	—	—	—	—	71%	29%

Year ended June 30, 2024	—	—	—	—	—	—	—	—

Accounts payable, supplier concentration risk
As of June 30, 2026	—	—	—	—	—	—	—	—

As of June 30, 2025	—	—	—	—	—	—	—	100%

(1)	* : Less than 10%.
(2)	— : No transaction incurred during the year/no balance existed as of the reporting date.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-276180) in relation to the initial public offering of 1,250,000 of our Class A Ordinary Shares at a public offering price of US$4.00 per Class A Ordinary Share. The registration statement was declared effective by the SEC on December 20, 2024. Craft Capital Management LLC was the representative of the underwriters for our initial public offering.

We received net proceeds of approximately US$1,695,539 from our initial public offering in January 2025. Our expenses incurred and paid to others in connection with the issuance and distribution of Class A Ordinary Shares in that initial public offering totaled US$3,304,461, which included US$560,453 for underwriting discounts and commissions and US$2,744,008 for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 10, 2025, the date that we closed our initial public offering, to June 30, 2025, we used approximately US$1.46 million of the net proceeds from our initial public offering for purposes of expansion of current businesses and general working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

Convertible Note Financing (October 2025)

On October 17, 2025, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to issue and sell to L1 Capital a senior secured convertible promissory note with an original issue discount of 8% in the principal amount of US$1.5 million, convertible into our Class A Ordinary Shares, for aggregate proceeds of US$1.38 million. On November 25, 2025, we filed a registration statement on Form F-1 (Registration No. 333-291769) to register the resale of the Class A Ordinary Shares issuable upon conversion of the note, which was declared effective by the SEC on December 3, 2025. We plan to use such net proceeds for general corporate purposes and working capital.

Convertible Note Financing (December 2025)

On December 18, 2025, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to issue and sell to L1 Capital senior secured convertible promissory notes with an original issue discount of 8% in the aggregate principal amount of up to US$2.0 million, convertible into our Class A Ordinary Shares, for aggregate gross proceeds of up to US$1.84 million. The initial closing, involving a note in the principal amount of US$1.5 million for gross proceeds of US$1.38 million, occurred on the same date. The securities purchase agreement also provided for a second closing involving a note in the principal amount of US$500,000 for gross proceeds of US$460,000 following the effectiveness of the applicable resale registration statement, subject to certain additional terms and conditions. Boustead Securities, LLC acted as the placement agent in connection with the offering. On December 30, 2025, we filed a registration statement on Form F-1 (Registration No. 333-292489) to register the resale of the Class A Ordinary Shares issuable upon conversion of the notes, which was declared effective by the SEC on January 8, 2026. As of the date of this annual report, we received aggregate cash proceeds of US$1,702,000 from this financing. We plan to use such proceeds for general corporate purposes and working capital.

Equity Line of Credit Facility (February 2026)

On February 11, 2026, we entered into an equity line of credit purchase agreement with L1 Capital, which subsequently designated its affiliate, SBC Global Investment Fund, as the investor under the purchase agreement pursuant to a letter agreement dated August 13, 2026, pursuant to which we may, subject to the terms and conditions thereof, sell and issue to L1 Capital from time to time during a 24-month commitment period Class A Ordinary Shares for aggregate gross proceeds of up to US$20.0 million. Pursuant to the purchase agreement, we are also required to issue to L1 Capital commitment shares having an aggregate value equal to 2% of the commitment amount. On July 27, 2026, we filed a registration statement on Form F-1 (Registration No. 333-297726) to register the resale of up to 15,400,000 Class A Ordinary Shares issuable pursuant to the purchase agreement, which was declared effective by the SEC on July 29, 2026. As of the date of this annual report, we received aggregate cash proceeds of US$80,830.27 from this financing. We plan to use such proceeds for general corporate purposes and working capital.

Convertible Note and Warrant Financing (May 2026)

On May 1, 2026, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to issue and sell to L1 Capital (i) a senior secured convertible promissory note with an original issue discount of 8% in the principal amount of up to US$1.3 million, convertible into our Class A Ordinary Shares, for aggregate gross proceeds of up to US$1.196 million, and (ii) a warrant to purchase up to 265,198 Class A Ordinary Shares. The initial closing, involving a note in the principal amount of US$1.0 million for gross proceeds of US$920,000, occurred on the same date. The securities purchase agreement also provided for a second closing involving a note in the principal amount of US$300,000 for gross proceeds of US$276,000 following the effectiveness of the applicable resale registration statement, subject to certain additional terms and conditions. On June 3, 2026, we filed a registration statement on Form F-1 (Registration No. 333-296465) to register the resale of the Class A Ordinary Shares issuable upon conversion of the notes and exercise of the warrant, which was declared effective by the SEC on June 10, 2026. As of the date of this annual report, we received aggregate cash proceeds of US$1,196,000 from this financing. We plan to use such proceeds for general corporate purposes and working capital.

Convertible Note and Warrant Financing (June 2026)

On June 23, 2026, we entered into a securities purchase agreement with L1 Capital, pursuant to which we agreed to issue and sell to L1 Capital (i) a senior secured convertible promissory note with an original issue discount of 8% in the principal amount of up to US$2.0 million, convertible into our Class A Ordinary Shares, for aggregate gross proceeds of up to US$1.84 million, and (ii) a warrant to purchase up to 468,978 Class A Ordinary Shares. The initial closing, involving a note in the principal amount of US$1.5 million for gross proceeds of US$1.38 million, occurred on the same date. The securities purchase agreement also provided for a second closing involving a note in the principal amount of US$500,000 for gross proceeds of US$460,000 following the effectiveness of the applicable resale registration statement, subject to certain additional terms and conditions. Boustead Securities, LLC acted as the placement agent in connection with the offering. On June 25, 2026, we filed a registration statement on Form F-1 (Registration No. 333-297017) to register the resale of the Class A Ordinary Shares issuable upon conversion of the notes and exercise of the warrant, which was declared effective by the SEC on July 16, 2026. As of the date of this annual report, we received aggregate cash proceeds of US$1,380,000 from this financing. We plan to use such proceeds for general corporate purposes and working capital.

Private Placement (September 2026)

On September 2, 2026, we entered into a subscription agreement with the Yang Investor, pursuant to which we agreed to issue and sell Class A Ordinary Shares for aggregate gross proceeds of approximately US$1.0 million. On September 10, 2026, we issued 701,262 Class A Ordinary Shares to the Yang Investor. We received the proceeds from this private placement and intend to use the net proceeds to support the research, development and commercialization of our integrated hardware and software solutions, supplement working capital and recruit technical personnel.

Private Placement (October 2026)

On October 23, 2026, we entered into a subscription agreement with the Yang Investor and six individual purchasers, pursuant to which we agreed to issue and sell Class A Ordinary Shares for aggregate gross proceeds of US$5.0 million. As of the date of this annual report, the private placement had not closed and no Class A Ordinary Shares had been issued under the subscription agreement. Subject to completion of the private placement, we intend to use the proceeds for research and development, infrastructure development and working capital.

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

Management’s annual report on internal control over financial reporting is set out below.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended June 30, 2026, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of June 30, 2026, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of personnel with sufficient expertise in U.S. GAAP reporting; (ii) deficiencies in the implementation and monitoring of our documented internal control policies and procedures, including IT controls and our cybersecurity framework; and (iii) inadequate internal review and ineffective implementation of controls over the preparation of our consolidated financial statements.

To remediate the first identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

●	hired more qualified staff to fill up the key roles in the operations, including our recent appointment of an IT security officer, Dr. Tingjun Yang in January 2024, who is also our Chief Executive Officer;
●	strengthen the financial and system control framework;
●	established an audit committee chaired by Mr. Chunhui Zhu with extensive industry insights and experiences;
●	provided ongoing training courses in U.S. GAAP to existing personnel in accounting department; and
●	continuing our efforts to implement necessary review and controls at related levels and ensuring all important documents and contracts would be submitted to the office of Chief Executive Officer for retention and review.

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

We intend to remediate these material weaknesses and expect that we will incur certain costs for implementing our remediation measures. The implementation of these measures, however, may not fully remediate the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remediated. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares-Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.”

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2026 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2026 due to the material weaknesses described above.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chunhui Zhu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq. Chunhui Zhu, Fenfen Qi and Yu Liu each satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1(file No. 333-276180) filed with the SEC on December 20, 2023, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC and GGF CPA Ltd, our independent registered public accounting firms, for the periods indicated.

	Year Ended June 30,
	2025	2026
	USD	USD
	(in thousands)
Services
Audit Fees(1)	160	160
Audit-Related Fees(2)	50	-
Tax Fees(3)	-	-
All Other Fees(4)	-	25
Total	210	185

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditors, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	All Other Fees. All other fees mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by HTL International, LLC and GGF CPA Ltd, our independent registered public accounting firms, including audit services and other services as described above.

We incurred approximately US$185,000 in professional service fees for 2026, with GGF, a certified independent accounting firm, handling the audit of the 2026 financial statements at a fee of US$160,000. The remaining US$25,000 represented all other fees.

We incurred approximately US$210,000 in professional service fees for 2025, with GGF, handling the audit of the 2025 financial statements at a fee of US$160,000. HTL was responsible for the interim review of the 2024 financial statements, with an audit fee of US$50,000.

We incurred approximately US$240,000 for professional services rendered by our registered independent public accounting firm, HTL for the audit of the Company’s financial statements for 2024, and the interim review of the Company’s financial statements for 2023.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 19, 2025, HTL International, LLC declined to stand for re-election as the independent registered public accounting firm for the Company. The Company announced the appointment of GGF as its new independent registered public accounting firm to audit the Company’s financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of the Company’s Board of Directors, and subsequently approved by the Company’s Board of Directors.

ITEM 16G. CORPORATE GOVERNANCE

As a business company incorporated in the BVI and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. During the fiscal year ended June 30, 2026 and during the period from June 30, 2026 until the date of this annual report, we have followed certain home country corporate governance practices instead of Nasdaq Listing Rule 5620, which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing ordinary shares or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The Company did not hold an annual meeting of shareholders during the fiscal year ended June 30, 2026. Such practice is not prohibited by BVI law. Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-3 D. Risk Factors-Risks Related to Our Corporate Structure and Our Class A Ordinary Shares - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief executive officer and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provides cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

As of the date of this annual report, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 3 E Network Technology Group Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association, effective on October 16, 2026, which were subsequently further amended by the unanimous written resolutions of the board of directors of the Company passed on October 28, 2026.
2.2	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on June 9, 2025).
2.3	Form of Warrant (incorporated by reference to Exhibit 4.2 to our Form 6-K filed with the SEC on June 9, 2025).
2.4	Private Placement Warrants issued to Placement Agent dated June 9, 2025 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file No. 333-288294) filed with the SEC on June 24, 2025).
2.5	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on October 20, 2025).
2.6	Form of Note (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on December 19, 2025).
2.7	Form of Note dated May 1, 2026 (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on May 4, 2026).
2.8	Form of Warrant dated May 1, 2026 (incorporated by reference to Exhibit 4.2 to our Form 6-K filed with the SEC on May 4, 2026).
2.9	Form of Note dated June 23, 2026 (incorporated by reference to Exhibit 4.1 to our Form 6-K filed with the SEC on June 23, 2026 ).
2.10	Form of Warrant dated June 23, 2026 (incorporated by reference to Exhibit 4.2 to our Form 6-K filed with the SEC on June 23, 2026 ).
4.1	2025 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on October 16, 2025).
4.6	Form of Offer Letter from the Registrant to the director nominees (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.7	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.8	Form of Confidentiality Agreement between Officers of Guangzhou Sanyi and Guangzhou Sanyi (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
4.9	English Translation of Form of Software Sales Agreement between Dongguan Fanxin Electric Technology Co., Ltd. and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).
4.10	English Translation of Form of Software Sales Agreement between Zhejiang Kewoyi International Trading Co., Ltd and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).

Exhibit Number	Description of Document
4.11	English Translation of Real Property Rental Agreement, dated March 3, 2024, between Qihe He and Guangzhou Sanyi Network (incorporated by reference to Exhibit 10.36 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on July 1, 2024).
4.12	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3e Network Technology Company Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on March 27, 2025).
4.13	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3E Network Technology Company Limited (incorporated by reference to Exhibit 99.2 to our Form 6-K filed with the SEC on March 27, 2025).
4.14	English Translation of Equity Transfer Agreement dated December 25, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3e Network Technology Company Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on December 30, 2025).
4.15	Form of Securities Purchase Agreement dated June 9, 2025 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on June 9, 2025).
4.16	Form of Registration Rights Agreement dated June 9, 2025 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on June 9, 2025).
4.17	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on June 9, 2025).
4.18	Warrant Agreement dated June 9, 2025 by and between 3 E Network Technology Group Limited and Boustead Securities, LLC (incorporated by reference to Exhibit 10.39 of our registration statement on Form F-1 (file No. 333-288294) filed publicly with the SEC on June 24, 2025).
4.19	Form of Securities Purchase Agreement dated October 17, 2025 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on October 20, 2025).
4.20	Form of Registration Rights Agreement dated October 17, 2025 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on October 20, 2025).
4.21	Form of Guarantee Agreement dated October 17, 2025 (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on October 20, 2025).
4.22	Form of Securities Purchase Agreement dated December 18, 2025 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on December 19, 2025).
4.23	Form of Registration Rights Agreement dated December 18, 2025 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on December 19, 2025).
4.24	Form of Guarantee Agreement dated December 18, 2025 (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on December 19, 2025).
4.25	Form of ELOC Purchase Agreement dated February 11, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on February 13, 2026).
4.26	Form of Securities Purchase Agreement dated May 1, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on May 4, 2026).
4.27	Form of Registration Rights Agreement dated May 1, 2026 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on May 4, 2026).
4.28	Form of Guarantee Agreement dated May 1, 2026 (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on May 4, 2026).
4.29	Form of Securities Purchase Agreement dated June 23, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on June 23, 2026).
4.30	Form of Registration Rights Agreement dated June 23, 2026 (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on June 23, 2026).
4.31	Form of Guarantee Agreement dated June 23, 2026 (incorporated by reference to Exhibit 10.3 to our Form 6-K filed with the SEC on June 23, 2026).
4.32	Director Offer Letter, dated November 17, 2025, between the Company and Fenfen Qi (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on November 21, 2025).
4.33	Director Offer Letter dated September 22, 2026, between the Company and Chunhui Zhu (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on September 25, 2026).
4.34	Employment Agreement with Siyang Hu dated March 19, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on March 24, 2026).
4.35	Letter Agreement dated August 13, 2026 (incorporated by reference to Exhibit 10.51 to our registration statement on Form F-1/A (File No. 333-297726) filed with the SEC on August 18, 2026).
4.36	Form of Subscription Agreement dated September 2, 2026, between the Company and 3E NETWORK TECHNOLOGY PTE. LTD. (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on September 2, 2026).
4.37	Form of Subscription Agreement dated October 23, 2026, among the Company, 3E NETWORK TECHNOLOGY PTE. LTD. and the individual purchasers named therein (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on October 23, 2026).
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our registration statement on Form F-1 (file No. 333-276180) filed publicly with the SEC on December 20, 2023).
11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to our Form 20-F filed with the SEC on November 14, 2025).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shanghai Skylight Law Firm
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of JT&N (Hong Kong)
15.4*	Consent of GGF CPA Ltd, Independent Registered Public Accounting Firm
15.5*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer

Date: November 10, 2026

3 E NETWORK TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
3 E Network Technology Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 3 E Network Technology Group Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Guangzhou, China

November 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
3 E Network Technology Group Limited

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments resulting from discontinued operations discussed in Note 3 to the consolidated financial statements, the accompanying consolidated balance sheets of 3 E Network Technology Group Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the financial statements) (the financial statements before the effects of the retrospective adjustments resulting from discontinued operations discussed in Note 3 to the financial statements are not presented herein). In our opinion, the financial statements, before the effects of the retrospective adjustments resulting from discontinued operations discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments resulting from discontinued operations discussed in Note 3 to the consolidated financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by GGF CPA LTD.

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

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

December 4, 2024

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(In US$, except for share and per share data, or otherwise stated)

	June 30,	June 30,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,395,948	$313,566
Financial assets held for trading	2,577,940	2,384,192
Accounts receivable	2,913,286	3,219,313
Deposits, prepayments and other current assets, net	934,333	1,216,589
Due from related parties	-	58,325
Total current assets	7,821,507	7,191,985
NON - CURRENT ASSETS:
Right-of-use asset, net	357,273	-
Deferred tax assets	37,220	-
Other non-current assets	6,492,286	1,537,791
Long-term investment	1,469,063	625,505
Total non - current assets	8,355,842	2,163,296
TOTAL ASSETS	$16,177,349	$9,355,281
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	-	3,000
Lease liability	6,235	-
Due to related parties	4,164	1,682,884
Income taxes payable	913,802	544,080
Accrued expenses and other liabilities	926,952	691,306
Total current liabilities	1,851,153	2,921,270
NON - CURRENT LIABILITIES:
Lease liability - non-current	351,121	-
Convertible notes	934,403	1,080,266
Total non - current liabilities	1,285,524	1,080,266
TOTAL LIABILITIES	$3,136,677	$4,001,536
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.01 par value; 25,000,000 shares authorized; 802,929 and 112,500 shares issued as of June 30, 2026 and June 30, 2025, respectively; 752,929 and 112,500 shares outstanding as of June 30, 2026 and June 30, 2025, respectively) (1)	$7,529	$1,125
Class B Ordinary Shares ($0.01 par value; 12,500,000 shares authorized; 5,800 and 5,800 issued and outstanding as of June 30, 2026 and June 30, 2025, respectively) (1)	58	58
Additional paid-in capital	9,952,926	2,050,003
Retained earnings	3,140,389	3,336,442
Accumulated other comprehensive loss	(60,230)	(33,883)
Total shareholders’ equity	13,040,672	5,353,745
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,177,349	$9,355,281

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

The accompanying notes are an integral part of these consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(In US$, except for share and per share data, or otherwise stated)

	For The Years Ended
	2026	2025	2024
	USD	USD	USD

Revenues	$7,178,997	$4,835,167	$859,344
Cost of revenues	(3,807,277)	(2,426,213)	(30,896)
Gross profit	3,371,720	2,408,954	828,448
Operating expenses
Selling, general & administrative expenses	(3,115,858)	(478,423)	(10,886)
Total operating expenses	(3,115,858)	(478,423)	(10,886)
Income from operations	255,862	1,930,531	817,562
Other income/(expenses)
Other income	13	258	-
Other expenses	(259,649)	(21,844)	-
Gain on disposal of joint venture	166,607	-	-
Total other income/(expenses), net	(93,029)	(21,586)	-
Income from continuing operations before provision of income taxes	162,833	1,908,945	817,562
Provision for income taxes expenses	(358,886)	(431,139)	(114,958)
Net (loss)/income from continuing operations	(196,053)	1,477,806	702,604
Discontinued operations
Income from discontinued operations, net of income tax	-	167,820	845,743
Loss on sale of discontinued operations, net of income tax	-	(880,707)	-
(Loss) /Income from discontinued operations, net of income tax	-	(712,887)	845,743
Net (loss)/income	$(196,053)	$764,919	$1,548,347

Comprehensive (loss)/income
Net (loss)/income	$(196,053)	$764,919	$1,548,347
Other comprehensive (loss)/income
Foreign currency translation adjustment	(26,347)	133,788	(9,281)
Total comprehensive (loss)/income	$(222,400)	$898,707	$1,539,066

Weighted average number of ordinary shares outstanding:
Class A Ordinary Shares – Outstanding, basic (1)	267,568	105,975	100,000

Earnings per ordinary share-Continuing operations
Class A Ordinary Shares – Basic and Diluted (1)	(0.73)	13.94	7.03

Earnings per ordinary share-Discontinued operations
Class A Ordinary Shares – Basic and Diluted (1)	-	(6.73)	8.46

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US$, except for share and per share data, or otherwise stated)

	Ordinary Shares
	Number of Class A ordinary share(1)	Amount	Number of Class B ordinary share(1)	Amount	Shareholders subscription	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
		USD			USD	USD	USD	USD	USD	USD
Balance as of June 30, 2023	100,000	1,000	-	-	(1,000)	-	47,058	1,307,784	(158,390)	1,196,452
Issuance of ordinary shares	-		-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	17,416	1,530,931	-	1,548,347
Settlement of subscription receivable	-	-	-	-	1,000	-	-	-	-	1,000
Translation changes of foreign currency statements	-	-	-	-	-	-	-	-	(9,281)	(9,281)
Balance as of June 30, 2024	100,000	1,000	-	-	-	-	64,474	2,838,715	(167,671)	2,736,518
Issuance of ordinary shares-class A	12,500	125	-	-	-	1,695,414	-	-	-	1,695,539
Issuance of ordinary shares-class B	-	-	5,800	58	-	-	-	-	-	58
Issuance of warrants						354,589				354,589
Net income	-	-	-	-	-	-	-	764,919	-	764,919
Disposal of subsidiary	-	-	-	-	-	-	(64,474)	(267,192)	104,582	(227,084)
Translation changes of foreign currency statements	-	-	-	-	-	-	-	-	29,206	29,206
Balance as of June 30, 2025	112,500	1,125	5,800	58	-	2,050,003	-	3,336,442	(33,883)	5,353,745
Conversion of convertible notes into ordinary shares	451,220	4,512	-	-	-	5,660,678	-	-	-	5,665,190
Conversion of warrants into ordinary shares	112,134	1,121	-	-	-	842,800	-	-	-	843,921
Conversion of pre-delivery shares into ordinary shares	62,486	625	-	-	-	436,411	-	-	-	437,036
Issuance of warrants	-	-	-	-	-	426,600	-	-	-	426,600
Share-based compensation	11,000	110	-	-	-	536,470	-	-	-	536,580
Fractional shares adjustment	3,589	36	-	-	-	(36)	-		-	-
Net loss								(196,053)		(196,053)
Translation changes of foreign currency statements	-	-	-	-	-	-	-	-	(26,347)	(26,347)
Balance as of June 30, 2026	752,929	7,529	5,800	58	-	9,952,926	-	3,140,389	(60,230)	13,040,672

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$, except for share and per share data, or otherwise stated)

	For The Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities
Net (loss)/income	$(196,053)	$764,919	$1,548,347
Net (loss)/income from discontinued operations, net of tax	-	(712,887)	845,743
Net (loss)/income from continuing operations	(196,053)	1,477,806	702,604

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	614,793	-	-
Investment income	(148,443)	(31,251)	-
Amortization of operating lease right-of-use assets	12,694	-	-
Allowance for doubtful accounts	(161,626)	-	-
Loss on disposal of subsidiaries	-	880,707	-
Gain on disposal of joint venture	(166,607)	-	-
Loss on extinguishment of debts	22,925	-	-
Share-based compensation expense	213,611	-	-
Amortization of convertible notes issuance cost	236,724	21,844	-
Deferred tax	(37,945)	-	-
Accounts receivable, net	466,840	(2,679,313)	(539,261)
Prepaid expenses and other current assets	(83,422)	(1,167,355)	-
Accounts payable	(3,000)	3,000	-
Amount due from related party	-	-	(25,316)
Accrued salaries and benefits	(40,651)	108,407	-
Tax payables	369,722	427,191	114,958
Other liabilities	(1,343,587)	582,899	(2,209)
Operating lease Liabilities	(12,341)	-	-
Net cash (used in)/provided by operating activities from continuing operations	(256,366)	(376,065)	250,776
Net cash provided by operating activities from discontinued operations	-	389,897	678,427
Net cash (used in)/provided by operating activities	(256,366)	13,832	929,203
Cash flows from investing activities
Purchase of Short-term investment	-	(2,352,941)	-
Purchase of Long-term investment	(3,070,000)	-	-
Proceeds from Long term investment	1,804,389	(625,505)	-
Interest-free loan lent to related parties	-	(58)	-
Purchase of intangible assets	(1,624,000)	-	-
Deposits for property and equipment	(2,887,800)	-	-
Interest-free loan repaid by related parties	58,325	25,614	-
Net cash used in investing activities from continuing operations	(5,719,086)	(2,952,890)	-
Net cash used in investing activities from discontinued operations	-	-	-
Net cash used in investing activities	(5,719,086)	(2,952,890)	-
Cash flows from financing activities
Issuance of common shares for cash, net of issuance costs	-	1,695,597	-
Proceeds from issuance of convertible notes, net of issuance costs	5,842,800	1,058,422	-
Proceeds from issuance of warrants	843,921	354,589	-
Proceeds from issuance of pre-delivery shares	437,036	-	-
Proceeds from interest-free loan from a related party	4,164	63,000	-
Repayment of interest-free loan to a related party	(63,000)	-	(191,703)
Capital contribution	-	-	1,000
Deferred IPO cost	-	-	(740,645)
Net cash provided by/(used in) financing activities from continuing operations	7,064,921	3,171,608	(931,348)
Net cash provided by financing activities from discontinued operations	-	-	42,416
Net cash provided by/(used in) financing activities	7,064,921	3,171,608	(888,932)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,087)	29,207	(7,858)
Net change in cash, cash equivalents and restricted cash	1,082,382	261,757	32,413
Cash, cash equivalents and restricted cash, beginning of year	313,566	51,809	19,396
Cash, cash equivalents and restricted cash, end of year	1,395,948	313,566	51,809
Less cash, cash equivalents and restricted cash of discontinued operations–end of year	-	-	40,692
Cash, cash equivalents and restricted cash of continuing operations–end of year	1,395,948	313,566	11,117
Reconciliation of cash, cash equivalents and restricted cash, beginning of year
Cash, cash equivalents	313,566	51,809	19,396
Restricted cash	-	-	-
Cash, cash equivalents and restricted cash, beginning of year	313,566	51,809	19,396
Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	1,395,948	313,566	51,809
Restricted cash	-	-	-
Cash, cash equivalents and restricted cash, end of year	1,395,948	313,566	51,809
Supplemental disclosures of cash flow information:
Cash paid for income taxes	26,230	-	-

Supplemental disclosures of non-cash activities:
Ordinary shares issued upon conversion of convertible notes payable	5,665,190	-	-
Ordinary shares issued upon exercise of warrants	426,600	-	-
Share-based compensation capitalized as long-term unamortized expenses	515,000	-	-
Right-of-use assets in exchange for operating lease liabilities and prepaid expenses	368,469	-	-
Reclassification of related party payables	1,619,884	-	-
Fractional shares adjustment	36	-	-

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

3 E Network Technology Group Limited (the “Company” or “3e Network”), was incorporated in the British Virgin Islands, or BVI, on October 6, 2021. The Company, through its subsidiaries (collectively, the “Group”), is primarily engaged in providing business-to-business (“B2B”) information technology (“IT”) business solutions for enterprises located in Hong Kong. The Group conducts its primary business operations through 3e Network Technology Company Limited (“HK 3e Network”), an indirect wholly-owned subsidiary incorporated in Hong Kong on August 30, 2018.

a.	Subsidiaries

The consolidated financial statements reflect the activities of MASK and each of the following entities:

	Date of	Percentage of	Place of	Principal business
Name of the entity	incorporation	ownership	incorporation	activities
Subsidiaries
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	October 8, 2018	100%	British Virgin Islands	Investment holding
3e Network Technology Company Limited (“HK 3e Network”)	August 30, 2018	100%	Hong Kong	Investment holding and sales and marketing
Maskmeta Limited (“Maskmeta”)	February 25, 2025	100%	Hong Kong	Investment holding and sales and marketing
Aurora Core Technology Oy(“Aurora”)	December 18, 2025	100%	Finland	Data center construction
Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)（1）	May 26, 2017	100% (divested)	China	IT consulting and solutions service
Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)（1）	January 17,2023	100% (divested)	China	IT consulting and solutions service

(1)	Full divestment of mainland China operating entities

On March 21, 2025, the Group divested 60% and 100% of its equity interests in its former mainland China operating entities, Guangzhou Sanyi Network and Guangzhou 3E Network, respectively. Subsequently, on December 25, 2025, the Group disposed of its remaining 40% equity interest in Guangzhou Sanyi Network, thereby completing the full divestment of its operating entities in mainland China.

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

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

c) Discontinued Operations

Discontinued operations may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff). See note 3 for detail.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report, representing the certified exchange rate published by the Federal Reserve:
	As of June 30,
	2026	2025	2024
RMB into US$ for balance sheet items, except for equity accounts	-	7.1636	7.2672
HKD into US$ for balance sheet items, except for equity accounts	7.8420	7.8499	7.8083
US$ into EUR for balance sheet items, except for equity accounts	1.1417	-	-

	For the years ended
	June 30
	2026	2025	2024
RMB into US$ for items in the consolidated statements of operations and comprehensive income,and cash flows	-	7.2143	7.2248
HKD into US$ for items in the consolidated statements of operations and comprehensive income,and cash flows	7.8118	7.7893	7.819
US$ into EUR for items in the consolidated statements of operations and comprehensive income,and cash flows	1.1665	-	-

No representation is intended to imply that the RMB ,HKD and EUR amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

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

i）Property and equipment, net

Property, plant and equipment is carried at cost; expenditures for new facilities and equipment and expenditures which substantially increase the useful lives of existing plant and equipment are capitalized; expenditures for maintenance and repairs are expensed as incurred. Upon disposal of properties, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation is provided on the basis of estimated useful lives of depreciable properties, primarily by the straight-line method for financial statement purposes and by accelerated methods for income tax purposes. Depreciation expense includes the amortization of right-of-use (“ROU”) assets accounted for as finance leases. The estimated useful lives of depreciable properties are generally as follows:
Shorter of
3 years
Leasehold improvement	or lease term
Furniture, fixture and other equipment	2 – 3 years
Electronic equipment	3 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

For the year ended June 30, 2026 and 2025, the Group did not dispose of any fixed assets.

j) Impairment of long-lived assets

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

For the year ended June 30, 2026 and 2025, the Group did not recognize any impairment losses on long-lived assets.

k) Deferred IPO costs

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

l) Fair value of financial instruments

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

m) Investments

The Group's long-term investments consist of investments accounted for under the equity method and investments accounted for under the measurement alternative.

For investments in which the Group previously held a controlling financial interest but subsequently disposed of a portion of its equity interest and lost control while retaining significant influence through joint control, the Group deconsolidates the former subsidiary and recognizes its retained investment in the joint venture at fair value on the date control is lost. Any resulting gain or loss arising from the deconsolidation, including the remeasurement of the retained investment to fair value, is recognized in the consolidated statements of operations and comprehensive income. Following the loss of control, the Group accounts for its investment in the joint venture using the equity method in accordance with ASC Topic 323, "Investments—Equity Method and Joint Ventures." Under the equity method, the investment is subsequently adjusted to recognize the Group's share of the joint venture's earnings or losses and other comprehensive income, as well as dividends and other distributions received.

For equity investments without readily determinable fair values that do not qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent) under ASC Topic 820, "Fair Value Measurement," and over which the Group does not have the ability to exercise significant influence, the Group has elected to apply the measurement alternative in accordance with ASC Topic 321, "Investments—Equity Securities." Under the measurement alternative, investments are measured at cost, less impairment, if any, and adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Gains and losses resulting from impairment and observable price changes are recognized in the consolidated statements of operations and comprehensive income.

The Group evaluates its long-term investments for impairment at each reporting date. For investments accounted for under the equity method, the Group evaluates whether a decline in fair value below the carrying amount is other than temporary. If such a decline is determined to be other than temporary, an impairment loss is recognized in the consolidated statements of operations and comprehensive income.

The Group's long-term investments as of June 30, 2026 and June 30, 2025 are disclosed in Note 7.

n) Revenue recognition

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

Software development services

Revenues generated from software development services is earned by the Group to design software system based on client’s specification or provide them with standard software. The identified promises include (1) developing software according to client specification, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to client, (4) providing training on the use of software, and (5) option to purchase warranty. The single performance obligation identified is to develop software according to client specification. Promises (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Promises (4) and (5) identified above are immaterial when considered both qualitative and quantitative factors of these performance obligations. In the same contract, the Group provides a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so the Group does not consider it as a separate performance obligation. The costs to the Group in fulfilling its obligation under the warranty clause have been immaterial. The sole performance obligation identified is the developing, testing and deployment, and delivery of software. The Group is the principal party in fulfilling the identified performance obligation. The revenue is recognized at a point in time when it delivers the software to the client for acceptance testing and the acceptance report is signed, which represents the point in time which the performance obligation is satisfied and when the control of the software is transferred to the client.

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

Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. As of June 30, 2026 and 2025, the Group does not have any contract assets.

Contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. As of June 30, 2026 and 2025, the Group had no contract liabilities.

o) Cost of revenues

Cost of revenues primarily consist of outsourcing fees, staff payroll , social security and housing funds , and other miscellaneous expenses.

p) General and administrative expenses

General and administrative expenses primarily consisted of consulting fees, management service fees, legal fees and other expenses.

q) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, and other expenses related to technology and development functions. The Group follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Group’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

r) Income taxes

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

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group's Hong Kong subsidiary are subject to examination by the Hong Kong tax authorities. The Group disposed of all of its PRC subsidiaries during the fiscal year ended June 30, 2025, and accordingly, no longer has any PRC subsidiaries subject to PRC tax examination. According to the Departmental Interpretation and Practice Notes No.11 (Revised) ("DIPN11") of the Hong Kong Inland Revenue Ordinance (the "HK tax laws"), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. For the years ended June 30, 2026, 2025 and 2024, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2026 and 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

t) Segment reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise engaging in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance. The Group's CODM is its Chief Executive Officer (CEO), who assesses performance and allocates resources based on the Group's consolidated net income.

The Group has determined that it has only one reportable operating segment. All of the Group's revenue is derived from Hong Kong, and substantially all of the Group's long-lived assets are located in Hong Kong; no geographical segments are presented.

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

As of both June 30, 2026 and 2025 there were no contingent liabilities relating to litigations against the Group.

x) Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended June 30, 2026 and 2025. The Group has adopted the amendments with no material change to the Group’s balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

y) Share-based compensation

The Group accounts for share-based payment transactions, including awards granted to employees and nonemployees, in accordance with ASC Topic 718, "Compensation—Stock Compensation" ("ASC 718"). Awards are classified as equity or liability awards based on the applicable requirements of ASC 718. All share-based awards granted by the Group were classified as equity awards and measured at their grant-date fair values.

For awards that vest immediately, compensation expense is recognized on the grant date. For service-based awards, compensation expense is recognized over the requisite service period. For performance-based awards, compensation expense is recognized over the requisite service period when achievement of the performance conditions is considered probable. The Group recognizes forfeitures as they occur. Share-based compensation expense is included in selling and marketing expenses and general and administrative expenses.

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

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires greater transparency in income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The standard is effective for annual periods beginning after December 15, 2024. The Group adopted ASU 2023-09 for the fiscal year ended June 30, 2026 on a prospective basis. The adoption of this standard did not have a material impact on the Group's consolidated financial position, results of operations or cash flows, but resulted in additional income tax disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. The amendments require disclosure of the amounts of (i) purchases of inventory, (ii) employee compensation, (iii) depreciation, and (iv) intangible asset amortization included in each relevant expense caption, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Group does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal Use Software. The amendments in this ASU apply to entities subject to the internal-use software guidance in Subtopic 350-40 and all entities that account for website development costs in accordance with Subtopic 350-50. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact of this ASU on its consolidated financial statements and does not expect the adoption to have a material impact.

The Group does not believe that any other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its consolidated financial position, results of operations or cash flows.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Discontinued Operations

Based on a strategic plan, the Group sold Guangzhou Sanyi Network and Guangzhou 3E Network pursuant to an Equity Transfer Agreement made upon HONGKONG TECHFAITH LIMITED. The disposal was completed in the fiscal year ended June 30, 2025, as reported in the annual report.

In accordance with the provisions of ASC 205-20, we determined that the results from operations, assets and liabilities associated with Guangzhou Sanyi Network and Guangzhou 3E Network were to be excluded from our continuing operations and presented as discontinued operations in our consolidated financial statements. Accordingly, the operating results of Guangzhou Sanyi Network and Guangzhou 3E Network are classified separately under “discontinued operations” on our consolidated statements of operations and comprehensive income/(loss). The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as loss from discontinued operations in the consolidated statements of operations.

The financial results of the discontinued operations for the years ended June 30, 2025 and 2024 have been presented as discontinued operations in the consolidated financial statements. For the year ended June 30, 2026, no subsequent adjustments related to the discontinued operations were identified, and the disposed discontinued operations had no impact on the Group's results of operations for the current year.

	Years Ended June 30,
	2025	2024
	US$	US$
Net revenues	1,825,288	3,702,619
Cost of revenues	(1,121,174)	(2,216,444)
Taxes and other surcharges	(5,598)	(9,934)
Gross profit	698,516	1,476,241
Operating expenses	(551,578)	(471,218)
Other income/(expenses). net	1,501	10,178
Income before income tax	148,439	1,015,201
Income tax benefit/(expense)	19,381	(169,458)
Income from discontinued operations, net of income tax	167,820	845,743

4. Financial Assets Held for Trading

The following table presented fair value measurements of investment:

	June 30, 2026
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Financial assets held for trading	-	2,577,940	-	2,577,940
Total	-	2,577,940	-	2,577,940

The Group purchased certain units of an investment fund through which it mainly invested in the debt security markets. The fair value of this investment cannot be determined by market value as the fund was not publicly traded. Unit price was determined by the fund manager with liquidity discounts taken into account.

The following table set forth the movements for financial assets held for trading:

Financial Assets Held for Trading
US$
Balance, July 1, 2024	-
Subscription Amount	2,352,941
Net change in unrealized appreciation (depreciation) on investments	-
Net realized gain on investments	31,251
Balance, June 30, 2025	2,384,192
Subscription Amount	-
Net change in unrealized appreciation (depreciation) on investments	-
Net realized gain on investments	193,748
Balance, June 30, 2026	2,577,940

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Accounts Receivable, net

	As of June 30,
	2026	2025
	US$	US$
Less than 6 months	2,913,286	3,030,000
More than 6 months but less than 1 year	-	-
More than 1 year	28,500	378,626
	2,941,786	3,408,626
Allowance for credit losses	(28,500)	(189,313)

Total	2,913,286	3,219,313

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$

Balance as of June 30, 2023	-
Addition	-
Write off	-
Effect of exchange rate difference	-
Balance as of June 30, 2024	-
Addition	(190,786)
Write off	-
Effect of exchange rate difference	1,473
Balance as of June 30, 2025	(189,313)
Reversal	161,626
Write off	-
Effect of exchange rate difference	(813)
Balance as of June 30, 2026	(28,500)

6. Deposits, Prepayments and Other Current Assets

	As of June 30,
	2026	2025
	US$	US$
Disposal proceeds receivable	-	1,060,078
Prepaid expenses (1)	934,333	-
Other current assets	-	156,511
Deposits, prepayments and other current assets	934,333	1,216,589

(1)	Prepaid expenses totaled US$934,333 as of June 30, 2026, mainly consisted of the current portion of long-term unamortized expenses to be amortized over the following twelve months.

7. Investment

As of June 30, 2026, the Group's long-term investments consisted of an equity investment in hashbeaver tech Limited ("hashbeaver"), representing a 4.9% equity interest. The investment is accounted for under the measurement alternative in accordance with ASC Topic 321, as the Group does not have the ability to exercise significant influence over the investee and the investment does not have a readily determinable fair value. As of June 30, 2025, the Group's long-term investments also included a 40% equity interest in Guangzhou Sanyi Network, which was accounted for under the equity method in accordance with ASC Topic 323 and subsequently disposed of during the fiscal year ended June 30, 2026.

	Guangzhou Sanyi Network	hashbeaver	Total
	US$	US$	US$
Balance, June 30, 2024	-	-	-
Fair value of 40% equity of Guangzhou Sanyi Network	569,956	-	569,956
Net realized gain on investments	55,549	-	55,549
Net change in unrealized appreciation (depreciation) on investments	-	-	-
Interest and dividend income paid	-	-	-
Balance, June 30, 2025	625,505	-	625,505
Acquisition (investment cost)		1,470,000	1,470,000
Net realized loss on investments	(46,054)	-	(46,054)
Net change in unrealized appreciation (depreciation) on investments	-	-	-
Interest and dividend income paid	-	-	-
Effect of foreign currency translation adjustments	1,131	(937)	194
Consideration received for the sale of shares	(747,189)	-	(747,189)
Gain on disposal of joint ventures	166,607	-	166,607
Observable price changes under measurement alternative	-	-	-
Balance, June 30, 2026	-	1,469,063	1,469,063

As of June 30, 2026 and 2025, the Group identified no indicators of impairment for its long-term investments. Accordingly, no impairment losses were recognized during either fiscal year.

 3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Other Non-current Assets

	As of June 30,
	2026	2025
	US$	US$
Long-term unamortized expenses (1)	394,803	1,537,791
Deposits for property and equipment	2,875,341	-
Prepayment for equity investment (2)	1,599,163	-
Prepayment for software development	1,622,979	-
Other non-current assets	6,492,286	1,537,791

(1)	On October 18, 2025, the Company granted an aggregate of 1,000,000 Class A restricted shares (10,000 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) to external consultants in exchange for the consulting services, at a grant date share price of US$0.515 per share (US$51.5 per share on a post-split basis), representing total share-based compensation of US$515,000.

(2)	The payment for equity investment represents a US$1,600,000 deposit paid by the Group in connection with the proposed subscription of 1,600,000 ordinary shares of hashbeaver. As of June 30, 2026, the carrying amount was US$1,599,163, with the difference attributable to foreign currency translation adjustments.

9. Leases

Operating lease as lessee

The Group entered into a non-cancellable land lease agreement in Finland and recognized the corresponding right-of-use asset and operating lease liability at the lease commencement date.

Right-of-use assets and lease liabilities consisted of the following:

	As of June 30,
	2026	2025
	US$	US$
Right-of-use assets - operating lease	357,273	-
Total Right-of-use assets	357,273	-
Lease liabilities-Current	6,235	-
Lease liabilities-Non Current	351,121	-
Total lease liabilities	357,356	-

The components of lease expenses were as follows:

	For the Year Ended June 30,
	2026	2025
	US$	US$
Lease cost:
Operating lease cost	12,694	-
Variable lease expense	(103)	-
Expenses for short-term leases within 12 months and other Non-lease component	46,009	-
Total lease cost	58,600	-

Other information related to leases where the Group was the lessee is as follows

	As of June 30,
	2026	2025
	US$	US$
Weighted discount rate for the operating lease	4.25%	-
Weighted average remaining lease term(in years)	29.42	-

Supplemental cash flow information related to leases where we were the lessee was as follows:

	For the Year Ended June 30,
	2026	2025
	US$	US$
Operating cash flows paid for operating leases	12,506	-
Operating cash flows from short-term leases	33,971	-
Total Operating cash flows	46,477	-

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases (cont.)

The following is a schedule of future minimum payments under the Group’s operating leases (excluding short-term leases) as of June 30, 2026:

Amount
US$
Remainder of 2026	10,649
2027	21,298
2028	21,298
2029	21,298
2030	21,298
Thereafter	530,770
Total lease payments	626,611
Less: imputed interest	(269,255)
Total lease liabilities, net of interest	357,356

10. Accrued Expenses and Other Liabilities

	As of June 30,
	2026	2025
	US$	US$
Payroll payables	67,756	108,407
Accrued professional fees	229,108	52,219
Accrued audit fees	10,000	14,035
Accrued legal fees	80,961	-
Reimbursable payables (1)	526,527	516,645
Accrued occupancy expenses	12,600	-
Accrued expenses and other liabilities	926,952	691,306

(1)	Reimbursable payables primarily consisted of expenses paid by Guangzhou 3E Network and Guangzhou Sanyi Network on behalf of the Group prior to the divestment. As these two entities were fully divested on March 21, 2025 and December 25, 2025 respectively, the amount was due from the Group as a reimbursement to Guangzhou 3E Network and Guangzhou Sanyi Network.

11. Convertible Notes

During the years ended June 30, 2026 and 2025, the Company entered into a series of securities purchase agreements with institutional investors (collectively, the “Purchase Agreements”), pursuant to which the Company issued or agreed to issue senior secured convertible promissory notes bearing an original issue discount of 8% (collectively, the “Convertible Notes” or the “Notes”). The Notes are denominated in U.S. dollars, are convertible into the Company's Class A ordinary shares, par value US$0.0001 per share (retrospectively adjusted to US$0.01 per share to reflect the reverse stock splits effected on March 16, 2026 and October 30, 2026) (the “Class A Ordinary Shares”), and contain various conversion price adjustment mechanisms, including fixed conversion prices, alternative conversion prices based on the volume-weighted average price (“VWAP”) of the Company's shares, and applicable floor prices, as specified in the respective Purchase Agreements.

The Notes were issued in multiple financing arrangements, each subject to its respective terms and conditions, including principal amounts, subscription proceeds, conversion prices, maturity provisions, security arrangements and other contractual rights and obligations. Certain financing arrangements also included warrants to purchase Class A Ordinary Shares and/or the issuance of Class A Ordinary Shares or pre-funded warrants at closing.

June 9, 2025 Securities Purchase Agreement

On June 9, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the “June 2025 Investor”), pursuant to which the Company agreed to issue up to US$7.4 million in aggregate principal amount of the Notes, together with warrants to purchase Class A Ordinary Shares.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Convertible Notes (cont.)

The financing arrangement originally contemplated three tranches:

●	First Tranche: Up to US$2.2 million in aggregate principal amount of Notes, to be issued in two installments. The initial installment consisted of US$1.5 million in principal amount of Notes, for which the Company received proceeds of US$1.38 million. The second installment consisted of US$700,000 in principal amount of Notes, for which the Company was entitled to receive proceeds of US$644,000, subject to the effectiveness of the applicable resale registration statement.

●	Second Tranche: Up to US$2.2 million in aggregate principal amount of Notes, subject to specified conditions, including a minimum market capitalization requirement of US$30 million.

●	Third Tranche: Up to US$3.0 million in aggregate principal amount of Notes, subject to mutual agreement between the Company and the Investor.

The Notes issued under this Purchase Agreement were convertible into Class A Ordinary Shares at a conversion price equal to the lower of (i) a fixed conversion price determined based on 120% of the average daily VWAP over the three trading days preceding the applicable closing date, subject to certain adjustments, and (ii) an alternative conversion price equal to 93% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date, provided that no event of default had occurred and was continuing.

In connection with the initial closing, the Company also issued warrants to purchase Class A Ordinary Shares. The number of warrant shares was calculated based on 40% of the applicable maximum principal amount divided by the relevant VWAP. The initial warrants covered 279,739 Class A Ordinary Shares (137,012 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) and had an initial exercise price equal to the fixed conversion price of the Notes, subject to contractual adjustments. Upon the occurrence and continuation of an event of default, the warrants provided for an alternative exercise price equal to 80% of the applicable VWAP.

In addition, the Company issued 1,248,611 Class A Ordinary Shares (12,486 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) and pre-funded warrants to purchase an additional 213,389 Class A Ordinary Shares (2,134 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) (collectively, the “Pre-Delivery Securities”).

On October 2, 2025, the Investor completed the conversion of Notes with an aggregate principal amount of US$2.05 million into 3,349,496 Class A Ordinary Shares (33,495 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026). The remaining unconverted principal amount of US$150,000 was subsequently agreed to be applied as an offset against part of the principal amount of the Notes issued by the Company on December 18, 2025.

On October 15, 2025, the Company and the Investor agreed to terminate the remaining Second and Third Tranches contemplated under the June 9, 2025 Purchase Agreement.

October 17, 2025 Securities Purchase Agreement

On October 17, 2025, the Company entered into a separate Securities Purchase Agreement with an institutional investor, pursuant to which the Company issued Notes with an aggregate principal amount of US$1.5 million and an original issue discount of 8%. The Company received cash proceeds of US$1.38 million upon closing.

The Notes were convertible into Class A Ordinary Shares at the lower of (i) a fixed conversion price of US$0.6777 per share, (ii) an alternative conversion price equal to 93% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date, or 80% in the event of a continuing event of default, and (iii) a floor price of US$0.1007 per share.

The fixed conversion price was subject to downward adjustment in connection with subsequent closings under applicable Purchase Agreements.

On December 29, 2025, the Investor completed the conversion of the entire US$1.5 million principal amount of Notes into 5,773,423 Class A Ordinary Shares (57,735 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026).

December 18, 2025 Securities Purchase Agreement

On December 18, 2025, the Company entered into another Securities Purchase Agreement with an institutional investor, pursuant to which the Company agreed to issue Notes with an aggregate principal amount of up to US$2.0 million, bearing an original issue discount of 8%.

The initial closing was completed on December 18, 2025, pursuant to which the Company received cash proceeds of US$1.38 million and issued Notes with an aggregate principal amount of US$1.5 million.

The Purchase Agreement also provided for a second closing involving the issuance of the remaining US$500,000 principal amount of Notes, for which the Company was entitled to receive cash proceeds of US$460,000, subject to the effectiveness of the applicable resale registration statement. The second closing was completed on January 9, 2026.

The Notes were convertible into Class A Ordinary Shares at the lower of (i) the applicable fixed conversion price, (ii) an alternative conversion price equal to 93% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date, or 80% in the event of a continuing event of default, and (iii) a floor price of US$0.0524 per share.

The fixed conversion price was subject to downward adjustment in connection with subsequent closings under applicable Purchase Agreements.

On March 31, 2026, the Investor completed the conversion of the entire US$2.0 million principal amount of Notes into Class A Ordinary Shares. Prior to March 16, 2026, convertible notes of this tranche with a principal amount of US$975,000 were converted, and the converted shares amounted to 5,518,569 shares (55,185 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026). Subsequent to March 16, 2026, convertible notes of this tranche with a principal amount of US$1,025,000 were converted, and the converted shares amounted to 533,379 shares (133,345 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026).

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Convertible Notes (cont.)

May 1, 2026 Securities Purchase Agreement

On May 1, 2026, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company agreed to issue Notes with an aggregate principal amount of up to US$1.3 million, bearing an original issue discount of 8%.

The initial closing was completed on May 1, 2026, pursuant to which the Company received cash proceeds of US$920,000 and issued Notes with an aggregate principal amount of US$1.0 million.

The Purchase Agreement provided for a second closing involving the issuance of the remaining US$300,000 principal amount of Notes, for which the Company received cash proceeds of US$276,000. The second closing was completed on June 10, 2026.

In connection with the financing, the Company also issued a warrant to purchase up to 265,198 Class A Ordinary Shares (768,156 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026 at $1.7262 per share) at an initial exercise price of US$5.00 per share, expiring on May 1, 2030. Additionally, the Company issued 400,000 Class A Ordinary Shares (100,000 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) to the Investor as Pre-Delivery Shares.

The Notes were convertible into Class A Ordinary Shares at the lower of (i) the applicable fixed conversion price, (ii) an alternative conversion price equal to 93% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date, or 80% in the event of a continuing event of default, and (iii) a floor price of US$0.0524 per share.

On June 12, 2026, the Investor completed the conversion of the entire US$1.3 million principal amount of Notes into 685,840 Class A Ordinary Shares (171,460 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026).

June 23, 2026 Securities Purchase Agreement

On June 23, 2026, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company agreed to issue Notes with an aggregate principal amount of up to US$2.0 million, bearing an original issue discount of 8%.

The initial closing was completed on June 23, 2026, pursuant to which the Company received cash proceeds of US$1.38 million and issued Notes with an aggregate principal amount of US$1.5 million.

The Purchase Agreement also provided for a second closing involving the issuance of the remaining US$500,000 principal amount of Notes, for which the Company would receive cash proceeds of US$460,000, subject to the effectiveness of the applicable resale registration statement. As of June 30, 2026, the second closing had not been completed.

In connection with the financing, the Company issued a warrant to purchase up to 468,978 Class A Ordinary Shares (117,245 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026 at $10.848 per share) at an initial exercise price of US$2.712 per share, expiring on June 23, 2031. The Company also issued 500,000 Class A Ordinary Shares (125,000 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) to the Investor as Pre-Delivery Shares.

The Notes were convertible into Class A Ordinary Shares at an alternative conversion price equal to 93% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date, or 80% in the event of a continuing event of default.

As of June 30, 2026, none of the Notes issued in connection with the initial closing of the June 23, 2026 financing arrangement had been converted into Class A ordinary shares.

The Company evaluated the embedded features of the Convertible Notes under ASC 815 and concluded that the call option, contingent interest provisions upon an event of default, and delisting put option are clearly and closely related to the debt host instrument. The conversion feature qualifies for the applicable derivative accounting scope exception. Accordingly, no embedded features are required to be bifurcated, and the Notes are accounted for as debt liabilities under ASC 470 and ASC 815.

The Company also evaluated the warrants under ASC 480 and ASC 815-40 and concluded that they qualify for equity classification, as they are exercisable for a fixed number of Class A ordinary shares and do not require liability classification.

For the years ended June 30, 2026 and 2025, net interest expense related to the Convertible Notes amounted to US$236,724 and US$21,844, respectively, and was included in interest expense in the consolidated statements of operations. Such expenses primarily represent non-cash amortization of the original issue discounts using the effective interest method, with no cash interest payments required.

The amortized cost of the convertible note as of June 30, 2026 consisted of the following:

As of June 30, 2026
US$
Convertible note principal- issued in June, 2026	1,500,000
Convertible note interest adjustment	(565,597)
Total	934,403

Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Convertible Notes (cont.)

A summary of warrants activity for the years ended June 30, 2026 and 2025 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of June 30, 2024
Grants of warrants on June 9, 2025 (1)	137,012	5 years	June 9, 2030
Balance of warrants outstanding as of June 30,2025 (1)	137,012	4.96 years
Grants of warrants on May 1, 2026 (1)	768,156	5 years	May 1, 2031
Grants of warrants on June 23, 2026 (1)	117,245	5 years	June 23, 2031
Conversion of warrants (1)	110,000
Balance of warrants outstanding as of June 30, 2026 (1)	912,413	4.84 years

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16,2026 and 1-for-4 reverse stock splits on October 30, 2026.

Following the Company's reverse stock splits, the number of shares underlying the warrants issued on June 9, 2025, May 1, 2026 and June 23, 2026 was adjusted from 279,739, 265,198 and 468,978 shares to 137,012, 768,156 and 117,245 shares, respectively. The warrants contain customary anti-dilution provisions for stock dividends, splits and similar transactions, but exclude adjustments arising from subsequent securities offerings at lower prices.

The Company concluded that the Convertible Notes did not contain beneficial conversion features requiring separate accounting and that their embedded features did not require bifurcation under ASC 815. Accordingly, the Notes were classified as debt and measured at amortized cost. The warrants were classified as equity instruments under ASC 815-40, as they were indexed to the Company's own shares and met the applicable equity classification criteria.

Proceeds were allocated between the Notes and warrants based on their relative fair values. The Notes were valued using binomial models, while the warrants were valued using Black-Scholes models for the 2026 issuances. The amounts allocated to the warrants were recorded in additional paid-in capital. Due to the use of significant unobservable inputs, the warrant valuations were classified as Level 3 measurements under ASC 820. The key valuation assumptions are summarized below.

	June 9, 2025	May 1, 2026	June 23, 2026
Terms of warrants	60 months	48 months	60 months
Exercise price(1)	$7.582	$1.7262	$10.848
Risk free rate of interest	4.09%	3.97%	4.27%
Dividend yield	-	-	-
Expected volatility (2)	79.43%	89.26%	111.59%

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

(2)	Expected volatility (based on peer companies and the Company's historical data).

12. Income Taxes

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

Hong Kong

Our subsidiaries, HK 3e Network and Maskmeta, are Hong Kong entities subject to the two-tier profits tax rates regime under the Inland Revenue (Amendment) (No.3) Ordinance 2018. Pursuant to Hong Kong tax legislation, only one Hong Kong subsidiary within the Group is eligible for the preferential two-tier profits tax rate, and the remaining Hong Kong subsidiaries shall be subject to the standard profits tax rate of 16.5% on their entire assessable profits.

Under the two-tier profits tax rates regime, the first HKD 2 million of assessable profits of the eligible Hong Kong subsidiary is taxed at the preferential rate of 8.25%, while the remaining assessable profits are taxed at the standard rate of 16.5%.

Finland

The Group’s Finnish subsidiaries are governed by the income tax law of Finland and are subject to Finnish corporate income tax. The current standard corporate income tax rate of Finland is 20%, which applies uniformly to Finnish tax resident companies and permanent establishments of foreign entities operating in Finland.

Composition of profit/(loss) before income tax for the periods presented by jurisdictions are as follows:

	For the Year Ended June 30,
	2026	2025	2024
	US$	US$	US$
Hong Kong	2,575,686	1,995,263	824,608
Other jurisdictions	(2,412,853)	(86,318)	(7,046)
Total	162,833	1,908,945	817,562

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes (cont.)

For the year ended June 30,2026, income tax expenses (benefit) amounted to US$392,110 and US$ (33,224) in Hong Kong and other jurisdictions, respectively.

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended June 30,
	2026	2025	2024
	US$	US$	US$
Current income tax expense	396,831	431,139	114,958
Deferred income tax expense/(benefit)	(37,945)	-	-
Total	358,886	431,139	114,958

A reconciliation of the income tax expense determined at the statutory income tax rate to the Group’s actual income tax expense is as follows:

	For the year ended June 30,
	2025	2024
	US$	US$
Income before income tax expense	1,908,945	817,562
PRC statutory income tax rate	25%	25%
Income tax at statutory income tax rate	477,236	204,390
Difference due to preferential tax	(240,772)	(89,432)
Difference due to discontinue subsidiary	194,675	-
Income tax expense	431,139	114,958

In accordance with the updated requirements of ASU 2023 - 09, reconciliation between the statutory tax rate and the Group’s effective tax rate for the year ended June 30, 2026 is as follows:

	For the year ended June 30,
	2026
	US$
	Amount	Percent
Income before income taxes	162,833
Income tax expense computed at Hong Kong statutory profits tax rate of 16.5%	26,868	16.5%
Foreign tax effects	365,940	224.7%
Nontaxable or nondeductible items	(8,550)	(5.3)%
Other adjustments
Two-tiered profits tax relief	(21,122)	(13.0)%
Changes in valuation allowance	(4,250)	(2.6)%
Income tax expense	358,886	220.3%

Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment primarily considers the nature, frequency and extent of the losses incurred and other historical objective evidences, as well as the considerations of forecasts of future profitability. These assumptions require significant judgment on the forecasts of future taxable income. Applicable tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets and liabilities consist of the following components:

	For the Year Ended June 30,
	2026	2025	2024
	US$	US$	US$
Deferred tax assets
Allowance against receivables	4,703	-	-
Lease liability	71,471	-	-
Net operating loss carry-forwards	32,970	-	-
Less: Valuation allowance	(469)	-	-
Subtotal	108,675	-	-

Deferred tax liabilities
Right-of-use assets	(71,455)	-	-
Subtotal	(71,455)	-	-
Total deferred tax assets, net	37,220	-	-

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended June 30,
	2026	2025	2024
	US$	US$	US$
Valuation allowance
Balance at beginning of the year	-	-	-
Additions	469	-	-
Reductions	-	-	-
Balance at end of the year	469	-	-

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes (cont.)

As of June 30,2026, the Group has tax losses arising in Finland of US$162,508. Under the current Finnish tax rules, business losses may be carried forward for 10 years.

The Group has tax losses arising in Hong Kong of US$2,843, which can be carried forward indefinitely against future taxable income. Management has provided a full valuation allowance against such losses.

For the years ended June 30, 2026, 2025 and 2024, the Group did not have any material interest or penalties associated with tax positions. As of June 30, 2026 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

13. Ordinary Shares

As of June 30, 2024, the Company had 1,000 Ordinary Shares, with par value of US$1 each. On January 3, 2024, the Company filed the Amended and Restated Articles with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. In respect of matters requiring a shareholders’ vote, holders shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of the date hereof, there were 10,000,000 issued and outstanding Class A Ordinary Shares (100,000 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) of the Company.

On January 10, 2025, the Group issued 1,250,000 Class A Ordinary Shares (12,500 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) at $4.00 per share for a total of $5,000,000 gross proceeds in its Initial Public Offering (“IPO"). Net proceeds from the IPO was $1,695,539, net of expenses primarily including legal fees and audit fees.

On January 24, 2025, the Board of Directors approved the issuance of 300,000 shares of Class B Ordinary Shares (3,000 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) to Ms. Jianping Niu and 280,000 Class B Ordinary Shares (2,800 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) to Mr. Huabei Zhu, totaling 580,000 shares (5,800 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) with a par value of US$ 0.0001 per share.

In July 2025, the Company delivered 1,248,611 registered Class A shares (12,486 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) as pre-delivery shares to a counterparty.

On October 18, 2025 and February 9, 2026, the Company issued 1,000,000 and 100,000 Class A Ordinary Shares (10,000 and 1,000 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026), respectively, to external advisors under its equity incentive arrangements.

From July 1, 2025 to March 15, 2026, the Company issued 14,641,488 Class A Ordinary Shares (146,415 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) upon conversion of outstanding convertible notes. On March 16, 2026, following the 1-for-25 reverse stock split, the Company issued 14,358 additional Class A Ordinary Shares (3,589 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) as share consolidation adjustment shares.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Ordinary Shares (cont.)

On March 31, 2026, a counterparty confirmed its subscription commitment, and the 1,248,611 pre-delivery shares (12,486 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) were formally subscribed and registered under the counterparty’s name.

From March 17, 2026 to June 30, 2026, the Company issued 1,219,219 Class A Ordinary Shares (304,805 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) upon conversion of outstanding convertible notes and 448,535 Class A Ordinary Shares (112,134 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) upon warrant exercises. During June 2026, the Company also delivered 400,000 Class A Ordinary Shares (100,000 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) as pre-delivery shares in multiple tranches, of which 200,000 shares (50,000 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) became outstanding as of June 30, 2026.

As of June 30, 2026, the Company had 3,211,716 Class A Ordinary Shares (802,929 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) and 23,200 Class B Ordinary Shares (5,800 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) issued, and 3,011,716 Class A Ordinary Shares (752,929 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) and 23,200 Class B Ordinary Shares (5,800 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) outstanding. The share number excludes 200,000 Class A Ordinary Shares issued as pre-delivery shares (50,000 shares after giving retrospective effect to the reverse stock splits on October 30, 2026), which remain subject to contractual restrictions and carry no voting or dispositive rights prior to final settlement.

Reverse stock split

On February 15, 2026, the Company's Board of Directors approved a 1-for-25 reverse stock split of its Class A and Class B Ordinary Shares, effective March 16, 2026. Accordingly, the par value per share increased from US$0.0001 to US$0.0025, and the authorized share capital was proportionally reduced from 500,000,000 shares (400,000,000 Class A and 100,000,000 Class B Ordinary Shares) to 20,000,000 shares (16,000,000 Class A and 4,000,000 Class B Ordinary Shares).

On May 20, 2026, the Board approved an increase in authorized share capital to 150,000,000 shares (100,000,000 Class A and 50,000,000 Class B Ordinary Shares). Subsequently, two successive 1-for-2 reverse stock splits were approved on October 10 and October 28, 2026, both effective October 30, 2026. Following these consolidations, the par value per share increased to US$0.01, and the authorized share capital was reduced to 37,500,000 shares (25,000,000 Class A and 12,500,000 Class B Ordinary Shares).

The two reverse stock splits approved in October 2026 became effective on October 30, 2026, resulting in a cumulative 1-for-4 reverse stock split.

14. Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were US$96,963 and US$116,012 for the years ended June 30, 2025 and 2024, respectively. These amounts relate to the PRC subsidiaries divested in fiscal year 2025 and are reported within discontinued operations in the consolidated statements of operations. No such expenses were incurred for the year ended June 30, 2026.

15. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of June 30, 2026, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in PRC, Hong Kong, the United States and Europe. The Group believes that these financial institutions located in PRC, Hong Kong, the United States and Europe are of high credit quality. For accounts receivable and due from related parties, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable and due from related parties is significantly reduced.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Concentration of Risk (cont.)

Concentration of customers and suppliers

The following tables summarize the information about the Group’s concentration of customers and suppliers for the years ended June 30, 2026, 2025 and 2024 or as of June 30, 2026, 2025 and 2024, respectively. The statistics presented below are based solely on the Group's continuing operations.

Revenues, customer concentration risk	A	B	C	D	E	F	G	H

Year ended June 30, 2026	19%	—	11%	22%	—	—	19%	*

Year ended June 30, 2025	21%	20%	17%	12%	—	—	11%	—

Year ended June 30, 2024	—	45%	—	—	31%	23%	—	—

Accounts receivable, customer concentration risk
As of June 30, 2026	—	—	—	17%	—	*	15%	23%

As of June 30, 2025	—	38%	14%	17%	—	*	16%	—

	I	J
Purchase, supplier concentration risk
Year ended June 30, 2026	71%	29%	—	—	—	—	—	—

Year ended June 30, 2025	71%	29%	—	—	—	—	—	—

Year ended June 30, 2024	—	—	—	—	—	—	—	—

Accounts payable, supplier concentration risk
As of June 30, 2026	—	—	—	—	—	—	—	—

As of June 30, 2025	—	100%	—	—	—	—	—	—

(1)	* : Less than 10%.

(2)	— : No transaction incurred during the year/no balance existed as of the reporting date.

16. Share-Based Compensation

 On October 7, 2025, the Company's Board of Directors approved and adopted the 2025 Share Incentive Plan (the “Plan”), under which 6,608,661 Class A ordinary shares (66,087 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026 at $0.01), par value US$0.0001 per share, were registered. The initial maximum number of shares available for awards under the Plan (the “Award Pool”) was 4,754,432 shares (47,544 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) . The Award Pool will automatically increase on January 1 of each fiscal year during the initial three-year period commencing January 1, 2026, by 3.0% of the total number of shares issued and outstanding as of the last day of the preceding fiscal year, or such lesser amount as determined by the Board of Directors. The Award Pool is subject to equitable adjustments for share dividends, splits and similar transactions. Shares issued under the Plan may consist of authorized and unissued shares, treasury shares or shares purchased on the open market. Shares underlying awards that are forfeited, expired or otherwise lapse generally become available for future grants under the Plan.

On October 18, 2025, the Company granted 1,000,000 restricted Class A ordinary shares (equivalent to 10,000 shares after retrospective adjustment for the reverse stock splits effected on March 16, 2026 and October 30, 2026) to external consultants as compensation for consulting services. These equity-settled awards were accounted for in accordance with ASC 718, Compensation—Stock Compensation. The fair value of the awards was recognized based on the nature of the services received, with the corresponding amount recorded as deferred expenses (see Note 8).

On February 9, 2026, the Company granted 100,000 restricted Class A ordinary shares (equivalent to 1,000 shares after retrospective adjustment for the reverse stock splits effected on March 16, 2026 and October 30, 2026) to an external consultant as compensation for advisory services. All shares vested immediately upon the grant date. The fair value of the award was determined based on the closing market price of the Company's ordinary shares on the grant date, and the corresponding share-based compensation expense was recognized in full.

A summary of activities of the restricted shares for the year ended June 30, 2026 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date ($US)
Unvested as of July 1, 2024
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested as of June 30, 2025	-	-
Granted (1)	11,000	48.78
Vested (1)	(1,000)	21.58
Forfeited (1)	-	-
Unvested as of June 30, 2026	10,000	51.5

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Share-Based Compensation (cont.)

For the year ended June 30, 2026, share-based incentive expenses of US$213,611 were recognized for the restricted shares granted to the external consultants. As of June 30, 2026 unrecognized share based compensation expense related to the restricted shares amounted to US$322,975 based on grant date fair value. This amount will be amortized over the service period and recognized in profit or loss.

The allocation of total share-based compensation expenses is set forth as follows:

	For the years ended June 30,
	2026	2025
	US$	US$
General and administrative expenses	213,611	-
Total	213,611	-

17. Commitments and Contingencies

(a)	Operating lease commitments

As of June 30, 2026, the Group had no material commitments, such as future lease payments under non-cancelable agreements, that have not been recognized on the balance sheet.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements.

18. Earnings Per Share

Basic and diluted earnings per ordinary share for each of the year presented is calculated as follows:

	For the years ended
	June 30,
	2026	2025	2024
	US$	US$	US$
Net (loss)/income from continuing operations	(196,053)	1,477,806	702,604
(Loss) /Income from discontinued operations, net of income tax	-	(712,887)	845,743
Net (loss)/income	(196,053)	764,919	1,548,347
Weighted average number of ordinary shares outstanding
Class A Ordinary Shares – Outstanding, basic (1)	267,568	105,975	100,000

Earnings per ordinary share-Continuing operations
Class A Ordinary Shares – Basic and Diluted (2)	(0.73)	13.94	7.03

Earnings per ordinary share-Discontinued operations
Class A Ordinary Shares – Basic and Diluted (2)	-	(6.73)	8.46

As the Class B ordinary shares do not have profit-sharing rights and do not participate in the earnings of the Company, they are excluded from the earnings per share calculation.

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

(2)	For the year ended June 30, 2026, potential dilutive ordinary shares, specifically including warrants and convertible notes, were excluded from the calculation of diluted earnings per share because their inclusion would have an anti-dilutive effect on the Company's net loss.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Due From/(To) Related Parties

The following is a list of the related parties with whom the Group conducted transactions during the years ended June 30, 2026, 2025 and 2024, and their relation with the Group:

Name of the related parties	Relation with the Group
Mr. Tingjun Yang	Chief Executive Officer and Director
Mr. Hailiang Jia	Chief Financial Officer
Mr. Shu Sang Joseph Law	Shareholder
Ms. Jianping Niu	Shareholder
Mr. Huabei Zhu	Shareholder
Mr. Siyang Hu	Vice President
Guangzhou Sanyi Network	Former related party (ownership reduced from 40% to 0% in current period, no longer a related party post-disposal)
3E NETWORK TECHNOLOGY PTE.LTD	Company 100% owned by Tingjun Yang

	As of
	June 30,
	2026	2025
	US$	US$
Due from related parties
Mr. Shu Sang Joseph Law(1)	-	58,267
Ms. Jianping Niu(2)	-	30
Mr. Huabei Zhu(2)	-	28
	-	58,325

(1)	The balance of due from Mr. Shu Sang Joseph Law represented cash advanced to these related parties to use for the Group’s operations.

(2)	On January 24, 2025, the Board of Directors approved the issuance of 300,000 shares of Class B Ordinary Shares (3,000 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) to Ms. Jianping Niu and 280,000 Class B Ordinary Shares (2,800 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) to Mr. Huabei Zhu, totaling 580,000 shares (5,800 shares retrospectively adjusted for effect of reverse stock splits on March 16, 2026 and October 30, 2026) with a par value of US$ 0.0001 per share (retrospectively adjusted to US$0.01 per share to reflect the reverse stock splits effected on March 16, 2026 and October 30, 2026). The Group has the right to collect subscription proceeds of US$ 30 from Ms. Jianping Niu and US$ 28 from Mr. Huabei Zhu for their respective share subscriptions.

	As of
	June 30,
	2026	2025
	US$	US$
Due to related parties
Mr.Tingjun Yang	4,164	63,000
Guangzhou Sanyi Network(3)	-	1,619,884
	4,164	1,682,884

(3)	On December 25, 2025, the Group sold its remaining 40% equity interest in Guangzhou Sanyi Network, concluding the full divestment of the entity.

20. Subsequent Events

The Group has evaluated subsequent events through November 10, 2026, the date of issuance of the consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

(a) Convertible Note Conversions

Subsequent to June 30, 2026 and through the date of this report, outstanding convertible notes were converted into Class A Ordinary Shares in multiple tranches, with an aggregate of 1,092,231 Class A Ordinary Shares (273,058 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) issued upon conversion.

(b) Equity Line of Credit

On February 11, 2026, the Company entered into a Common Stock Purchase Agreement (the “ELOC Purchase Agreement”) with L1 Capital Global Opportunities Master Fund (the “Investor”), pursuant to which the Company has the right, but not the obligation, to require the Investor to purchase, from time to time during a 24-month commitment period, up to an aggregate of $20,000,000 of Class A Ordinary Shares. The agreement was subsequently approved by the Board of Directors on July 21, 2026. As consideration for the Investor’s commitment, the Company agreed to issue to the Investor commitment shares equal to 2% of the commitment amount (approximately $400,000 in value).

As of the date of issuance of this report, the Company had issued and sold 95,000 Class A Ordinary Shares (23,750 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) to the Investor under the ELOC Purchase Agreement for aggregate gross proceeds of approximately $80,830.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Subsequent Events (cont.)

(c) Private Placement

On September 2, 2026, the Company entered into a subscription agreement with 3E NETWORK TECHNOLOGY PTE. LTD. (the "Yang Investor"), a company controlled by Dr. Tingjun Yang, the Company's Chief Executive Officer and a director, pursuant to which Yang Investor agreed to subscribe for Class A ordinary shares for aggregate proceeds of $1,000,000. The transaction was completed in September 2026, and the Company issued 701,262 (175,316 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) Class A Ordinary Shares to Yang Investor. The transaction, which constituted a related-party transaction and was reviewed and approved by the Audit Committee and the Board of Directors.

On October 23, 2026, the Company entered into a subscription agreement with Yang Investor and six individual purchasers (collectively, the "Purchasers"), for a private placement with aggregate gross proceeds of $5,000,000. Pursuant to the agreement, the Company agreed to issue an aggregate of 2,751,789 Class A ordinary shares at an approximate purchase price of US$1.8170 per share (1,375,895 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026 at $3.6340). The Yang Investor subscribed for 1,157,823 Class A ordinary shares (578,912 shares retrospectively adjusted for effect of reverse stock splits on October 30, 2026) for approximately $2,103,764. This related-party transaction was reviewed and approved by the Audit Committee and the Board of Directors.

(d) Share Subscription in hashbeaver tech Limited

On September 3, 2026, BVI 3e Holdings entered into a Share Subscription Agreement (the “Agreement”) with hashbeaver. Pursuant to the Agreement, BVI 3e Holdings agreed to subscribe for, and hashbeaver agreed to issue and allot, 1,600,000 ordinary shares of the Target (the “Subscription Shares”) for a total consideration of US$1,600,000. The registration of the Subscription Shares was formally completed in late September 2026, following which BVI 3e Holdings was duly entered into the register of members of hashbeaver as a shareholder, thereby acquiring an equity interest in the enlarged issued share capital of hashbeaver.

(e) Reverse Stocks Splits

On October 10 and October 28, 2026, the board of directors approved two successive 1-for-2 reverse stock splits, resulting in a cumulative 1-for-4 reverse stock split of its Class A and Class B ordinary shares effective on October 30, 2026. Accordingly, the par value per ordinary share was adjusted from US$0.0025 to US$0.01, and all outstanding warrants and shares reserved for issuance under the Group's equity incentive plans were proportionately adjusted in accordance with their respective terms.

(f) Nasdaq Delisting Determination and Compliance Efforts

On October 27, 2026, the Company received a delisting determination from Nasdaq due to its failure to meet the minimum bid price requirement of US$1.00 per share for 30 consecutive business days from September 15 to October 26, 2026. The Company is also ineligible for an additional compliance period as it completed a 1-for-25 reverse stock split within the preceding 12 months. The Company intends to appeal the determination by requesting a hearing before an independent Nasdaq Hearings Panel by November 3, 2026, during which trading of its Class A ordinary shares under the symbol “MASK” will continue. Meanwhile, the Company is evaluating various measures to regain compliance, including potential capital markets transactions, financing activities and further share consolidations.

21. Financial Information of the Parent Company

The Parent Company was incorporated on October 6, 2021. The following disclosures present the financial positions of the Parent Company as of June 30, 2026 and 2025, and results of operations and cash flows of the Parent Company for the years ended June 30, 2026 and 2025.

The financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company uses the equity method to account for investments in its subsidiaries.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Financial Information of the Parent Company (cont.)

The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s financial statements, its investments in subsidiaries are reported using the equity method of accounting.

The Parent Company is a BVI company, therefore, is not subject to income taxes for all years presented.

Balance Sheets

(In US$, except for share and per share data, or otherwise stated)

	June 30,	June 30,
	2026	2025
Assets
Cash and cash equivalents	$82,142	$28,761
Deposits, prepayments and other current assets, net	314,038	156,511
Due from related parties	-	1,000
Due from intercompany	9,489,700	4,789,591
Investments in subsidiaries	5,452,979	3,405,852
Other non-current assets	63,762	-
Total Assets	15,402,621	8,381,715
Liabilities
Due to related parties	3,859	338,203
Due to intercompany	1,123,358	997,363
Convertible notes	934,403	1,080,266
Other liabilities	300,329	612,138
Total Liabilities	2,361,949	3,027,970
Equity
Class A Ordinary Shares ($0.01 par value; 25,000,000 shares authorized; 802,929 and 112,500 shares issued as of June 30, 2026 and June 30, 2025, respectively; 752,929 and 112,500 shares outstanding as of June 30, 2026 and June 30,2025, respectively) (1)	7,529	1,125
Class B Ordinary Shares ($0.01 par value; 12,500,000 shares authorized; 5,800 and 5,800 issued and outstanding as of June 30, 2026 and June 30, 2025, respectively) (1)	58	58
Additional paid-in capital	9,952,926	2,050,003
Retained earnings	3,140,389	3,336,442
Accumulated other comprehensive loss	(60,230)	(33,883)
Total Equity	13,040,672	5,353,745
Total Liabilities and Equity	$15,402,621	$8,381,715

(1)	Retroactively restated for effect of 1-for-25 reverse stock splits on March 16, 2026 and 1-for-4 reverse stock splits on October 30, 2026.

Statements of Operations

(In US$, except for share and per share data, or otherwise stated)

	For the years ended
	June 30,
	2026	2025
General and administration expenses	$(1,971,543)	$(82,138)
Interest expense	(236,724)	(21,844)
Exchange (loss)/gain	(16,251)	24,675
Other expenses	(22,915)	-
Income from equity-method investment	2,051,380	844,226
Net (loss)/income	$(196,053)	$764,919

Statements of Cash Flows

(In US$, except for share and per share data, or otherwise stated)

	For the years ended
	June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(5,005,926)	$(2,881,504)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	(2,046,127)	(661,755)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	7,127,616	3,438,232
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(22,182)	133,788
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$53,381	$28,761

Cash, cash equivalents and restricted cash at beginning of the year	28,761	—
Cash, cash equivalents and restricted cash at end of the year	82,142	28,761